UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Outlook	22
Main Economic Indicators	23
Guidance	24
Income Statement vs. Managerial Income vs. Adjusted Income	25
2 - Economic and Financial Analysis	29
Consolidated Statement of Financial Position	30
Adjusted Income Statement	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin - Interest	32
• Loan Financial Margin - Interest	34
• Funding Financial Margin - Interest	50
• Securities/Other Financial Margin - Interest	55
• Insurance Financial Margin - Interest	55
– Financial Margin – Non-Interest	56
Insurance, Pension Plans and Capitalization Bonds	57
– Bradesco Vida e Previdência	64
– Bradesco Saúde and Mediservice	66
– Bradesco Capitalização	67
– Bradesco Auto/RE	69
Fee and Commission Income	71
Personnel and Administrative Expenses	77
– Coverage Ratio	80
Tax Expenses	80
Equity in the Earnings (Losses) of Unconsolidated Companies	81
Operating Income	81
Non-Operating Income	82
3 - Return to Shareholders	83
Sustainability	84
Investor Relations Area – IR	84
Corporate Governance	85
Bradesco Shares	85
Market Capitalization	88
Main Indicators	89
Dividends / Interest on Shareholders’ Equity	90
Weighting in Main Stock Market Indexes	90
4 - Additional Information	91
Products and Services Market Share	92
Compulsory Deposits/Liabilities	93
Investments in Infrastructure, Information Technology and e Telecommunications	94
Risk Management	95
Capital Adequacy Ratio	95
Disclosure to the Market	96
5 - Independent Auditors’ Report	97
Reasonable assurance report from independent auditors on the supplementary financial information	98
6 - Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report	101
Consolidated Financial Statements	102

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These  statements are valid only as of the date they were prepared. Except as required under applicablelegislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments. Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis – June 2012

*Press Release*

# 1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first half of 2012 are presented below:

1.   Adjusted Net Income(1) in the first half of 2012 stood at R$5.712 billion (a 2.7% increase compared to the R$5.563 billion recorded in the same period last year), corresponding to earnings per share of R$2.97 in the last 12 months and Return on Average Shareholders’ Equity(2) of 20.6%.

2.   Adjusted Net Income is composed of R$3.926 billion from financial activities, representing 68.7% of the total, and R$1.786 billion from insurance, pension plan and capitalization bond operations, which accounted for 31.3%.

3.   On June 30, 2012, Bradesco’s market capitalization stood at R$104.869 billion (3).

4.   Total Assets stood at R$830.520 billion in June 2012, a 20.5% increase over the same period in 2011. Return on Total Average Assets was 1.4%.

5.   The Expanded Loan Portfolio(4) stood at R$364.963 billion in June 2012, up 14.1% on the same period in 2011. Operations with individuals totaled R$112.235 billion (up 9.1%), while operations with companies totaled R$252.728 billion (up 16.5%).

6.   Assets under Management stood at R$1.131 trillion, up 21.0% on June 2011.

7.   Shareholders’ Equity stood at R$63.920 billion in June 2012, up 21.0% on June 2011. Capital Adequacy Ratio stood at 17.0% in June 2012, 11.8% of which fell under Tier I Capital.

8. Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders for income in the first half of 2012 in the amount of R$1,916 million, of which R$1,122 million was paid as monthly and interim dividends and R$794 million was recorded in provision.

9.   Financial Margin stood at R$21.729 billion, up 15.4% in comparison with the first half of 2011.

10.   The Delinquency Ratio over 90 days stood at 4.2% on June 30, 2012 (3.7% on June 30, 2011).

11.   The Efficiency Ratio(5) improved by 0.3 p.p. (from 42.7% in June 2011 to 42.4% in June 2012) and the “adjusted-to-risk” ratio stood at 53.1% (52.2% in June 2011).

12.   Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$20.988 billion the first half of 2012, up 20.1% over the same period in 2011. Technical Reserves stood at R$111.789 billion, up 19.0% on June 2011.

13.   Investments in infrastructure, information technology and telecommunications amounted to R$1.986 billion in the first half of 2012, a 14.1% increase on the previous year.

14.   Taxes and contributions, including social security, paid or recorded in provision, amounted to R$11.483 billion, of which R$4.945 billion referred to taxes withheld and collected from third parties and R$6.538 billion from Bradesco Organization activities, equivalent  to 114.5% of Adjusted Net Income (1).

15. Bradesco has an extensive customer service network in Brazil, comprising 7,893 service points (4,650 branches and 3,243 Service Branches - PAs). Customers can also use 1,476 PAEs – ATMs (Automatic Teller Machines) in companies, 40,476 Bradesco Expresso service points, 35,226 Bradesco
Dia & Noite ATMs and 12,258 Banco24Horas  ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$114.304 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis - June 2012

Press Release

Highlights

16.   Payroll, plus charges and benefits, totaled R$5.002 billion. Social benefits provided to the 104,531 employees of the Bradesco Organization and their dependents amounted to R$1.202 billion, while investments in training and development programs totaled R$62.599 million.

17.   Major Awards and Recognitions in the period:

•       Bradesco was recognized as the “Best Brazilian Bank” and “Latin America’s Best Bank” in the 2012 edition of the Euromoney Awards for Excellence, which is annually granted by British magazine Euromoney, renowned as one of the world’s most important in the financial institution segment;

•       Bradesco is one of the world’s most solid banks. It ranked 13th among 20 global institutions, and is the only truly Brazilian bank in the ranking (Bloomberg News);

•       Bradesco is the private company with the most valuable brand in Brazil. In general ranking (including government companies), it placed second among 480 brands in 32 categories, and placed first among Latin American companies (BrandAnalytics/ Millward Brown– IstoÉ magazine);

•         Bradesco Organization stood out in the Best and Largest 2012 edition: it ranked first among the “200 Largest Groups” and “50 Largest Banks that Operate in Brazil,” and it is also the private financial institution with highest number of demand deposits and rural loans, checking account holders and active credit cards. In the insurance segment, Grupo Bradesco Seguros e Previdência occupied three the top six positions in the insurance segment ranking in Brazil through Bradesco Saúde (first), Bradesco Vida e Previdência and Bradesco Auto/RE (Exame magazine);

•       The Organization was granted the “Best Company to Launch a Career Award,” in the “Young Talent Retention” category (Você S/A magazine in partnership with FIA – Fundação Instituto de Administração);

•       Bradesco won the “2012 Consumidor Moderno” Award for Excellence in Customer Service, in the “Premium Bank” and “Credit Card” categories (Consumidor Moderno magazine – Grupo Padrão); and

•       The Investor Relations area was awarded the “Best Investor Relations of the Financial Sector,” according to IR Magazine Awards Brazil 2012.

18. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, a projected budget of R$385.473 million will benefit 111,170 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 300,150 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 83,323 people will benefit from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender– Teach and Learn).

Bradesco	5

Press Release

Main Information

	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	Variation %
									2Q12 x 1Q12	2Q12 x2Q11
Income Statement for the Period - R$ million
Book Net Income	2,833	2,793	2,726	2,815	2,785	2,702	2,987	2,527	1.4	1.7
Adjusted Net Income	2,867	2,845	2,771	2,864	2,825	2,738	2,684	2,518	0.8	1.5
Total Financial Margin	11,034	10,695	10,258	10,230	9,471	9,362	9,018	8,302	3.2	16.5
Gross Loan Financial Margin	7,362	7,181	7,162	6,928	6,548	6,180	6,143	5,833	2.5	12.4
Net Loan Financial Margin	3,955	4,087	4,501	4,149	4,111	3,820	3,848	3,774	(3.2)	(3.8)
Allowance for Loan Losses (ALL) Expenses	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	10.1	39.8
Fee and Commission Income	4,281	4,118	4,086	3,876	3,751	3,510	3,568	3,427	4.0	14.1
Administrative and Personnel Expenses	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	3.3	12.2
Insurance Written Premiums, Pension Plan Contributions and	11,570	9,418	11,138	9,025	9,628	7,845	9,012	7,673	22.8	20.2
Capitalization Bond Income
Balance Sheet - R$ million
Total Assets	830,520	789,550	761,533	722,289	689,307	675,387	637,485	611,903	5.2	20.5
Securities	322,507	294,959	265,723	244,622	231,425	217,482	213,518	196,081	9.3	39.4
Loan Operations (1)	364,963	350,831	345,724	332,335	319,802	306,120	295,197	272,485	4.0	14.1
- Individuals	112,235	109,651	108,671	105,389	102,915	100,200	98,243	93,038	2.4	9.1
- Corporate	252,728	241,181	237,053	226,946	216,887	205,920	196,954	179,447	4.8	16.5
Allowance for Loan Losses (ALL)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	2.8	19.1
Total Deposits	217,070	213,877	217,424	224,664	213,561	203,822	193,201	186,194	1.5	1.6
Technical Reserves	111,789	106,953	103,653	97,099	93,938	89,980	87,177	82,363	4.5	19.0
Shareholders' Equity	63,920	58,060	55,582	53,742	52,843	51,297	48,043	46,114	10.1	21.0
Assets under Management	1,130,504	1,087,270	1,019,790	973,194	933,960	919,007	872,514	838,455	4.0	21.0
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net aIncome per Share - R$ (2)	2.97	2.96	2.93	2.91	2.82	2.72	2.61	2.38	0.3	5.3
Book Value per Common and Preferred Share - R$	16.74	15.21	14.56	14.08	13.82	13.42	12.77	12.26	10.1	21.1
Annualized Return on Average Shareholders' Equity (3)(4)	20.6	21.4	21.3	22.4	23.2	24.2	22.2	22.5	(0.8) p.p.	(2.6) p.p.
Annualized Return on Average Assets (4)	1.4	1.5	1.6	1.7	1.7	1.7	1.7	1.7	(0.1) p.p.	(0.3) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.9	7.9	7.8	8.0	7.8	8.2	8.3	7.9	-	0.1 p.p.
Fixed Assets Ratio - Total Consolidated	18.2	19.9	21.0	16.7	17.3	17.4	18.1	16.7	(1.7) p.p.	0.9 p.p.
Combined Ratio - Insurance (5)	85.0	85.6	83.6	86.2	85.8	86.1	85.1	85.3	(0.6) p.p.	(0.8) p.p.
Efficiency Ratio (ER) (2)	42.4	42.7	43.0	42.7	42.7	42.7	42.7	42.5	(0.3) p.p.	(0.3) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	63.2	62.9	62.2	62.7	63.5	63.6	64.2	65.1	0.3 p.p.	(0.3) p.p.
Market Capitalization - R$ million (6)	104,869	113,021	106,971	96,682	111,770	117,027	109,759	114,510	(7.2)	(6.2)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.4	7.5	7.3	7.3	6.9	7.0	7.1	7.4	(0.1) p.p.	0.5 p.p.
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.1	5.1	4.8	4.6	4.5	4.4	4.3	4.6	-	0.6 p.p.
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.2	4.1	3.9	3.8	3.7	3.6	3.6	3.8	0.1 p.p.	0.5 p.p.
Coverage Ratio (> 90 days (8))	177.4	181.7	184.4	194.0	189.3	193.6	197.6	191.8	(4.3) p.p.	(11.9) p.p.
Coverage Ratio (> 60 days (8))	144.0	146.6	151.8	159.6	154.0	159.1	163.3	162.0	(2.6) p.p.	(10.0) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	17.0	15.0	15.1	14.7	14.7	15.0	14.7	15.7	2.0 p.p.	2.3 p.p.
- Tier I	11.8	12.0	12.4	12.2	12.9	13.4	13.1	13.5	(0.2) p.p.	(1.1) p.p.
- Tier II	5.2	3.0	2.7	2.5	1.8	1.7	1.7	2.3	2.2 p.p.	3.4 p.p.
- Deductions	-	-	-	-	-	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis - June 2012

Press Release

Main Information

	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Variation %
									Jun12 xMar12	Jun12 xJun11
Structural Information - Units
Service Points	65,370	62,759	59,721	55,832	53,256	50,977	48,691	45,831	4.2	22.7
- Branches	4,650	4,636	4,634	3,945	3,676	3,651	3,628	3,498	0.3	26.5
- PAs (9)	3,243	2,986	2,962	2,990	2,982	2,978	2,933	2,886	8.6	8.8
- PAEs(9)	1,476	1,497	1,477	1,589	1,587	1,588	1,557	1,559	(1.4)	(7.0)
- Outplaced Bradesco Network ATMs (10)	3,992	3,974	3,913	3,953	3,962	3,921	3,891	4,104	0.5	0.8
- Banco24Horas Network ATMs (10)	10,459	10,583	10,753	10,815	10,856	10,326	9,765	8,113	(1.2)	(3.7)
- Bradesco Expresso (Correspondent Banks)	40,476	38,065	34,839	31,372	29,263	27,649	26,104	24,887	6.3	38.3
- Bradesco Promotora de Vendas	1,061	1,005	1,131	1,157	919	853	801	773	5.6	15.5
- Branches / Subsidiaries Abroad	13	13	12	11	11	11	12	11	-	18.2
ATMs	47,484	47,330	46,971	45,596	45,103	44,263	43,072	41,007	0.3	5.3
- Bradesco Network	35,226	35,007	34,516	33,217	32,714	32,514	32,015	31,759	0.6	7.7
- Banco24Horas Network	12,258	12,323	12,455	12,379	12,389	11,749	11,057	9,248	(0.5)	(1.1)
Credit and Debit Cards (11) - in million	150	160	156	153	150	148	145	141	(6.1)	(0.2)
- Credit Cards	95.3	93.8	91.4	90.1	89.0	87.4	86.5	83.4	1.6	7.1
- Debit Cards (12)	55	66	64	63	61	60	59	57	(17.1)	(10.7)
Employees	104,531	105,102	104,684	101,334	98,317	96,749	95,248	92,003	(0.5)	6.3
Outsourced Employees and Interns	12,661	12,659	11,699	10,731	10,563	10,321	9,999	9,796	0.0	19.9
Foundations Employees (13)	3,912	3,877	3,806	3,813	3,796	3,788	3,693	3,756	0.9	3.1
Customers - in millions
Checking accounts	25.6	25.4	25.1	24.7	24.0	23.5	23.1	22.5	0.8	6.7
Savings Accounts (14)	45.2	41.3	43.4	40.6	39.7	39.4	41.1	38.5	9.4	13.9
Insurance Group	41.9	40.8	40.3	39.4	38.0	37.0	36.2	34.6	2.7	10.3
- Policyholders	36.3	35.4	35.0	34.3	33.0	32.1	31.5	30.0	2.5	10.0
- Pension Plan Participants	2.2	2.2	2.2	2.1	2.1	2.1	2.0	2.0	-	4.8
- Capitalization Bond Customers	3.4	3.2	3.1	3.0	2.9	2.8	2.7	2.6	6.3	17.2
Bradesco Financiamentos (15)	3.8	3.8	3.8	4.0	4.2	4.5	4.9	4.9	-	(9.5)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(4)     Adjusted net income for the period;

(5)     Excludes additional reserves;

(6)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(7)     Concept defined by the Brazilian Central Bank (Bacen);

(8)     Credits overdue;

(9)     PA (Service Branch), a result from the consolidation of PAB, PAA and Exchange Points, according to CMN Resolution 4,072 of April 26, 2012; and PAE: ATM located in the premises of a company;

(10)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; 2,024 in March 2011; 1,999 in December 2010 and 1,670 in September 2010;

(11)   Includes pre-paid, Private Label and Ibi México as of December 2010;

(12)   The debit card base related to idle cards reduced in the second quarter of 2012;

(13)   Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco);

(14)   Number of accounts; and

(15)   The customer base measurement criterion was changed in June 2012.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency			Foreign Currency			Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)

Moody´s Investors Service (1)								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P- 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's (2)						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+		AAA	A -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

(1) On June 27, 2012, due to changes in its methodology, the risk classifying agency Moody´s Investors Service changed three Bradesco ratings, as follows: (i) financial strength, from ‘B-’ to ‘C-;’ (ii) domestic currency deposits – long term, from ‘A1’ to ‘A3;’ and (iii) domestic currency deposit – short term, from ‘P-1’ to ‘P-2.’ These downgrades are due to agency’s evaluation on the correlation between sovereign credit risk and rating of several entities in Brazil, accordingly, not referring to any change in Bank’s financial bases.

(2) On July 11, 2012, the risk classifying agency Standard & Poor´s upgraded Bradesco short-term foreign and domestic currency ratings from ‘A3‘ to ‘A2,’ as a result of the upgrade of sovereign short-term foreign currency rating after the agency changed its criteria of the connection between long and short-term ratings attributed to sovereign governments.
Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	1H12	1H11	2Q12	1Q12
Book Net Income	5,626	5,487	2,833	2,793

Non-Recurring Events	86	76	34	52
- Civil Provision	143	123	57	86
- Tax Effects	(57)	(47)	(23)	(34)

Adjusted Net Income	5,712	5,563	2,867	2,845

ROAE% (1)	20.3	22.9	20.6	21.0

Adjusted ROAE% (1)	20.6	23.2	20.9	21.4

(1) Annualized.

8	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	1H12	1H11	Variation	%	2Q12	1Q12	Variation	%
			1H12 x 1H11				2Q12 x 1Q12
			Amount				Amount
Financial Margin	21,729	18,833	2,896	15.4	11,034	10,695	339	3.2
- Interest	20,740	18,016	2,724	15.1	10,518	10,222	296	2.9
- Non-interest	989	817	172	21.1	516	473	43	9.1
ALL	(6,501)	(4,797)	(1,704)	35.5	(3,407)	(3,094)	(313)	10.1
Gross Income from Financial Intermediation	15,228	14,036	1,192	8.5	7,627	7,601	26	0.3
Income from Insurance, Pension Plan and Capitalization Bond Operations (1)	1,830	1,573	257	16.3	953	877	76	8.7
Fee and Commission Income	8,399	7,261	1,138	15.7	4,281	4,118	163	4.0
Personnel Expenses	(5,925)	(5,041)	(884)	17.5	(3,047)	(2,878)	(169)	5.9
Other Administrative Expenses	(6,842)	(6,319)	(523)	8.3	(3,441)	(3,401)	(40)	1.2
Tax Expenses	(2,003)	(1,793)	(210)	11.7	(991)	(1,012)	21	(2.1)
Equity in the Earnings (Losses) of Unconsolidated
Companies	59	50	9	18.0	19	40	(21)	(52.5)
Other Operating Income/Expenses	(2,031)	(1,686)	(345)	20.5	(1,035)	(996)	(39)	3.9
Operating Result	8,715	8,081	634	7.8	4,366	4,349	17	0.4
Non-Operating Income	(40)	(11)	(29)	-	(22)	(18)	(4)	22.2
Income Tax / Social Contribution	(2,929)	(2,409)	(520)	21.6	(1,461)	(1,468)	7	(0.5)
Non-controlling Interest	(34)	(98)	64	(65.3)	(16)	(18)	2	(11.1)
Adjusted Net Income	5,712	5,563	149	2.7	2,867	2,845	22	0.8

(1)

Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance Retained Premiums, Pension Plans and Capitalization Bonds - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

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Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the second quarter of 2012, Bradesco posted adjusted net income of R$2,867 million, up 0.8%, or R$22 million, on the previous quarter, mainly driven by: (i) growth in financial margin, as a result of higher income, both from the interest portion, arising from the increased volume of transactions, and non-interest portion; (ii) greater fee and commission income; (iii) higher insurance operating income; offset by: (iv) an increase in the allowance for loan losses; (v) higher personnel and administrative expenses; and (vi) an increase in other operating expenses (net of other operating income).

In comparison with the same half a year earlier, adjusted net income increased by R$149 million, or 2.7% in the first half of 2012, for Return on Average Shareholders’ Equity (ROAE) of 20.6%. Main items included in the Statement of Adjusted Income are addressed below.

Shareholders’ Equity stood at R$63,920 million in June 2012, up 21.0% on the balance of June 2011. It is worth pointing out the R$4,105 million increase in the surplus amount of some former “Held to Maturity” securities classified to “Available for Sale” category due to the adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 17.0%, 11.8% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$830,520 million in June 2012, up 20.5% over June 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) reached 1.4%.

10	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.3 p.p. over the previous quarter, reaching 42.4% in the second quarter of 2012, lowest recorded in the last eight quarters. The improvement in ER was mainly driven by the growth in financial margin and fee and commission income, which was mainly due to an increase in average business volume, resulting from accelerated organic growth, which began in the second half of 2011, and higher treasury gains, partially impacted by an increase in personnel and administrative expenses in the period.

With regards to the quarterly ER, the indicator was stable when compared to the previous quarter.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), stood at 53.1% in the second quarter of 2012, a 0.5 p.p. improvement over the previous quarter, mainly resulting from the adequate provisioning levels regarding the estimated loss from certain corporate customers.

(1) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the second quarter of 2012 would be 45.2%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$339 million increase between the second quarter of 2012 and the first quarter of 2012 was mainly due to:

•         a R$296 million increase in interest-earning operations, mainly due to higher gains with “Loans”, due to increased volume of transactions in the period, and “Securities/Other” margins; and

•         a R$43 million increase in the non-interest margin, due to greater “Treasury/Securities” gains.

Financial margin posted a R$2,896 million improvement between the first half of 2012 and the same period in 2011, for growth of 15.4%, mainly driven by:

•       a R$2,724 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans;” and (ii) “Securities/Other;” and

•      higher income from the non-interest margin, in the amount of R$172 million, due to higher “Treasury/Securities” gains.

12	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

	R$ million
	1H12			1H11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	14,543	277,005	10.9%	12,728	245,018	10.7%
Funding	2,209	334,070	1.3%	2,141	285,939	1.5%
Insurance	1,577	107,966	2.9%	1,818	90,700	4.0%
Securities/Other	2,411	283,699	1.7%	1,329	216,454	1.2%

Financial Margin	20,740	-	7.6%	18,016	-	7.6%

	2Q12			1Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,362	281,442	10.9%	7,181	272,481	11.0%
Funding	1,041	336,954	1.2%	1,168	331,186	1.4%
Insurance	726	110,120	2.7%	851	105,811	3.3%
Securities/Other	1,389	283,763	2.0%	1,022	283,634	1.4%

Financial Margin	10,518	-	7.5%	10,222	-	7.6%

The annualized interest financial margin rate stood at 7.5% in the second quarter of 2012, down 0.1 p.p. on the previous quarter, mainly due to: (i) the shrinkage in the average “Insurance” margin rate impacted by: (a) a lower profitability of assets indexed to IPCA; and (b) the performance of multimarket funds, which were affected by the 15.7% Ibovespa devaluation in the quarter; (ii) the drop in the average “Funding” margin rate due to the decrease in Selic interest rates; and (iii) the reduction in the average “Loan” margin rate due to the decrease in interest rates in effect resulting from the change in the mix loan portfolio.

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Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In June 2012, Bradesco’s loan operations totaled R$365.0 billion. The 4.0% increase in the quarter was due to growth of: (i) 7.0 in Corporations;
(ii) 2.4% in Individuals; and (iii) 2.0% in Small and Medium-sized Entities (SMEs).

Over the last 12 months, the expanded portfolio increased 14.1.%, driven by: (i) 17.3% growth in SMEs; (ii) 15.9% growth in Corporations; and (iii) 9.1% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; (ii) operations bearing credit risk - commercial portfolio; and (iii) export financing.

(1)	Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.
For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the second quarter of 2012, ALL expenses stood at R$3,407 million, up 10.1% from the previous quarter, mainly as a result of: (i) the 3.5% increase in the volume of loan operations – concept defined by Bacen; and (ii) adequate provisioning levels regarding the estimated losses from certain corporate customers under the process of debt restructuring.

In comparison with the first half of 2011, ALL expenses in the same period in 2012 increased by 35.5%, mainly due to: (i) an 11.3% growth in loan operations - concept defined by Bacen, in the period; and (ii) greater delinquency ratio in the period.

14	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days (1)

The delinquency ratio of over 90 days posted a slight increase of 0.1 p.p. in the quarter. It is worth highlighting the stabilization of Individuals and SMEs, which accounted for 6.2% and 4.2%, respectively, in the period.

(1) Concept defined by Bacen.

Coverage Ratios (1)

The following graph presents the evolution of the coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In June 2012, these ratios stood at 144.0% and 177.4%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$20.7 billion in June 2012, was made up of: (i) R$16.7 billion required by the Brazilian Central Bank; and (ii) R$4.0 billion in additional provisions.

(1) Concept defined by Bacen.

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Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plan and Capitalization Bond Operations

Net income in the second quarter of 2012 stood at R$881 million (R$905 million in the first quarter of 2012), with an annualized Return on Shareholders’ Equity of 26.0%.	Net income totaled R$1.786 billion, up 14.4% in the first half of 2012 in comparison with the same period a year earlier (R$1.561 billion), with a 25.6% Return on Shareholders’ Equity.

(1) Excluding additional provisions.

	R$ million (unless otherw ise stated)
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	Variation %
									2Q12 x 1Q12	2Q12 x 2Q11
Net Income	881	905	860	780	800	761	779	721	(2.7)	10.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,570	9,418	11,138	9,025	9,628	7,845	9,012	7,673	22.8	20.2
Technical Reserves	111,789	106,953	103,653	97,099	93,938	89,980	87,177	82,363	4.5	19.0
Financial Assets (1)	128,526	122,147	116,774	110,502	106,202	102,316	100,038	92,599	5.2	21.0
Claims Ratio	71.3	71.9	68.6	71.5	72.2	72.0	71.1	72.4	(0.6) p.p.	(0.9) p.p.
Combined Ratio	85.0	85.6	83.6	86.2	85.8	86.1	85.1	85.3	(0.6) p.p.	(0.8) p.p.
Policyholders / Participants and Customers (in thousands)	41,898	40,785	40,304	39,434	37,972	37,012	36,233	34,632	2.7	10.3
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (2)	24.5	23.4	25.6	24.9	25.0	23.2	24.7	24.7	1.1 p.p.	(0.5) p.p.

(1) As of the fourth quarter of 2010, held-to-maturity securities were reclassified to available for sale category, for adoption CPCs 38 and 40; and
(2) The second quarter of 2012 includes the latest data released by Susep (May 2012).

16	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

In a year-on-year comparison, revenue in the second quarter of 2012 was up 22.8%, leveraged by the performance of Life and Pension Plan and Capitalization products that grew by 34.5% and 17.9%, respectively.

In the first half of 2012, total revenue increased by 20.1% over the same period in 2011, which was driven by the performance of all segments that posted an over double-digit growth in the period.

Net income remained stable when compared to the previous quarter, and the main performance indicators improved, as a result of the company’s focus on more profitable products, pointing out the 0.6 p.p. drop in claims ratio.

Net income in the first half of 2012 was up 14.4% over the same period in 2011, due to: (i) a 20.1%

increase in revenue; (ii) the focus on more profitable products; (iii) the 0.5 p.p. drop in claim ratios; (iv) improved equity income; and (v) a reduction in general and administrative expenses, even when accounting for the collective bargaining agreement in the sector in January 2012; partially offset: (vi) by a decreased financial income.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with all Susep rules, effective as of January 1, 2008, and has adjusted to meet global standards (Solvency II). The Group posted leverage of 2.4 times its Shareholders’ Equity in the period.

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Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2012, fee and commission income came to R$4,281 million, up R$163 million, or 4.0% over the previous quarter. The increase in income was driven by: (i) an increase in card income; (ii) higher income from checking accounts and (iii) higher volume of loan operations.

In comparison with the same period a year earlier, the R$1,138 million increase, or 15.7%, in fee and commission income in the first half of 2012 was mainly due to: (i) the performance of the credit card segment, driven by the growth in credit card base and revenue; (ii) higher income from checking accounts, which was a result of the growth in business volume and an increase in the checking account holder base, which posted net growth of 1.6 million accounts in the period;
(iii) greater income from fund management;
(iv) greater income from loan operations, resulting from an increase in the volume of contracted operations and surety and guarantee operations; and (v) greater gains with capital market operations (underwriting / financial advisory).

18	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2012, the R$169 million increase from the previous quarter was due to the following:

•         structural expenses –  up R$85 million, basically due to the lower concentration of holidays in the second quarter of 2012; and

•         non-structural expenses – R$84 million increase, mainly due to higher expenses with: (i) provision for labor claims;
(ii) employee and management profit sharing; and (iii) training.

In comparison with the same period a year earlier, the R$884 million increase in the first half of 2012 was mainly the result of:

•         R$689 million in structural expenses, resulting from: (i) increased expenses with salaries,  social charges and benefits, due to higher salary levels (2011 collective bargaining agreement); and
(ii) the net increase in the number of employees by 6,214 professionals, due to organic growth and the expansion of service points in the period; and

• R$195 million in non-structural expenses, mainly driven by greater expenses with: (i) employee and management profit sharing; and (ii) provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.
          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the second quarter of 2012, the 1.2% increase in administrative expenses from the previous quarter was mainly the result of higher expenses with: (i) rent; (ii) marketing and advertising;
(iii) communication; (iv) data processing; and
(v) depreciation and amortization.

In comparison with the first half of 2012 and the same period a year earlier, the 8.3% increase in the first quarter of 2012 was mainly due to:
(i) contractual adjustments; (ii) increase in business and service volume; (iii) the opening of 12,114 service points, mainly the increase to  974 branches and 11,213 Bradesco Expresso points, for a total of 65,370 service points on June 30, 2012; which was partially offset by lower expenses with: (iv) outsourced services; and
(v) marketing and advertising.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,035 million in the second quarter of 2012, up R$39 million over the previous quarter, and R$345 million in comparison with the first half of 2012.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) operating provisions, particularly those for tax and civil contingencies; (ii) sundry losses; and (iii) the amortization of intangible assets due to acquisition of banking rights.

20	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contributions

In the quarter-on-quarter comparison, income tax and social contribution expenses remained practically steady, mainly due to the fact that the taxable result remained the same in the period.

In the year-on-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$21,544 million in the second quarter of 2012, a R$5,414 million increase from the previous quarter. This was mainly due to: (i) the appreciation of fixed-income securities due to mark-to-market accounting; (ii) the appreciation of investments, particularly the Cielo investment, which saw a 14.6% increase in share value in the quarter; (iii) the increase in unrealized gains from loan and leasing operations, deriving from reduction of market rates in effect; and partially offset by: (iv) the devaluation of equity securities due to mark-to-market accounting, resulting from the 15.7% drop of Ibovespa.

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Economic Outlook

In the second quarter of 2012, concerns over the global scenario mounted due to the synchronized slowdown of the leading economies, accompanied by increased financial volatility and risk aversion. The eurozone remained the center of attention, given the increasingly consolidated perception that a definitive solution for the bloc’s fiscal imbalances is no easy task. At the bloc’s most recent summit, leaders took the first step towards banking union and the European rescue fund was authorized to capitalize ailing banks directly, heading off the immediate risk of a meltdown. Nevertheless, there are still doubts regarding the sufficiency of funds for the bailout and the pace of the monetary union’s recovery in the coming years.

Faced with these risks, global growth remained low, adversely impacting the confidence of the economic agents. In a direct response to this scenario, long-term U.S. and German treasury bond interest rates fell to their lowest ever level following a flight to quality. Commodity prices have also been declining throughout the year, despite short-term upward pressure from agricultural produce (adverse weather conditions) and oil (geopolitical tensions).

In Brazil, the deteriorating international scenario has been fueling the slowdown in activity since 2011, which was in turn triggered by the adoption of economic policies focused on reducing inflationary pressure at the beginning of last year. Following the sequence of shocks that has hit Brazil’s economy since then, growth has slowed more than expected, especially in the manufacturing sector.

Although Brazil is still not immune to global events, it is certainly much better prepared to face the materialization of existing risks than it was in 2008. In response to the hefty domestic slowdown, the economic authorities have adopted a number of stimulus measures, including: (i) a series of interest rate cuts, which was facilitated by the changes in the rules governing savings account returns, has already reduced the Selic base rate to its lowest ever level; (ii) fiscal and tax incentives for consumer goods and industrial segments; (iii) the implementation of a government purchase program focused on capital goods; and (iv) a reduction in the capital cost of BNDES operations.

The depreciation of the real in recent months may bring some relief to national industry, albeit partially offset by the deceleration of global demand. Moreover, the country’s ample foreign reserves (US$374 billion, versus US$208 billion in September 2008) and the volume of reserve requirements (R$390 billion, versus R$272 billion four years ago) constitute lines of defense that can be called upon rapidly if necessary. Given all these stimuli, Brazil’s economy should respond favorably, accelerating the pace of growth throughout the second half.

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the expanding job market, while investments are likely to benefit from the reduction in the cost of capital and the opportunities generated by pre-salt oil exploration and the sporting events in the coming years. Given this expected recovery in domestic activity, together with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis - June 2012

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Main Economic Indicators

Main Indicators (%)	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	1H12	1H11
Interbank Deposit Certificate (CDI)	2.09	2.45	2.67	3.01	2.80	2.64	2.56	2.61	4.59	5.52
Ibovespa	(15.74)	13.67	8.47	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(4.23)	(9.96)
USD– Commercial Rate	10.93	(2.86)	1.15	18.79	(4.15)	(2.25)	(1.65)	(5.96)	7.76	(6.31)
General Price Index - Market (IGP-M)	2.56	0.62	0.91	0.97	0.70	2.43	3.18	2.09	3.19	3.15
Extended Consumer Price Index (IPCA) – Brazilian
Institute of Geography and Statistics (IBGE)	1.08	1.22	1.46	1.06	1.40	2.44	2.23	0.50	2.32	3.87
Federal Government Long-TermInterest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	2.98	2.98
Reference Interest Rate (TR)	0.07	0.19	0.22	0.43	0.31	0.25	0.22	0.28	0.26	0.55
Savings Accounts	1.58	1.70	1.73	1.95	1.82	1.76	1.73	1.79	3.31	3.61
Business Days (number)	62	63	62	65	62	62	63	65	125	124
Indicators (Closing Rate)	Jun12	Mar12	Dec11	Sept11	Jun 11	Mar11	Dec10	Sept10	Jun12	Jun11
USD– Commercial Selling Rate - (R$)	2.0213	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	1.6942	2.0213	1.5611
Euro - (R$)	2.5606	2.4300	2.4342	2.4938	2.2667	2.3129	2.2280	2.3104	2.5606	2.2667
Country Risk (points)	208	177	223	275	148	173	189	206	208	148
Basic Selic Rate Copom(% p.a.)	8.50	9.75	11.00	12.00	12.25	11.75	10.75	10.75	8.50	12.25
BM&F Fixed Rate (% p.a.)	7.57	8.96	10.04	10.39	12.65	12.28	12.03	11.28	7.57	12.65

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	1.95	2.00	2.10
Extended Consumer Price Index (IPCA)	4.90	5.50	5.00
General Price Index - Market (IGP-M)	5.20	4.60	4.50
Selic (year-end)	7.50	8.50	8.50
Gross Domestic Product (GDP)	2.10	4.00	4.50

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Guidance

Bradesco’s Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)(2)	14 to 18%
Individuals (3)	12 to 16%
Companies (4)	14 to 18%
SMEs (5)	16 to 20%
Corporations	13 to 17%
Products
Vehicles (6)	2 to 6%
Cards (7)(8)	10 to 14%
Real Estate Financing (origination) (9)	R$ 14.0 bi
Payroll Deductible Loans	26 to 30%
Financial Margin (10)	10 to 14%
Fee and Commission Income (11)	10 to 14%
Operating Expenses (12)	8 to 12%
Insurance Premiums (13)	15 to 19%

(1)	Expanded Loan Portfolio;
(2)	Changed from 18–22% to 14–18%.
(3)	Changed from 16–20% to 12–16%.
(4)	Changed from 18–22% to 14–18%.
(5)	Changed from 23–27% to 16–20%.
(6)	Changed from 4–8% to 2–6%.
(7)	Changed from 13–17% to 10–14%.
(8)	Does not include the “BNDES Cards” and “Discounts on Advances of Receivables” portfolios;
(9)	Changed from R$$11.4 billion to R$$14.0 billion.
(10)	Under current criterion, Guidance for Interest Financial Margin.
(11)	Changed from 8–12% to 10–14%;
(12)	Administrative and Personnel Expenses; and
(13)	Changed from 13–16% to 15–19%.

24	Report on Economic and Financial Analysis - June 2012

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

Second Quarter of 2012

	R$ million
	2Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,304	(271)	37	22	(618)	-	-	-	1,560	11,034	-	11,034
ALL	(3,650)	-	-	-	342	(98)	-	-	-	(3,407)	-	(3,407)
Gross Income from Financial Intermediation	6,654	(271)	37	22	(276)	(98)	-	-	1,560	7,627	-	7,627
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	953	-	-	-	-	-	-	-	-	953	-	953
Fee and Commission Income	4,174	-	-	-	-	-	107	-	-	4,281	-	4,281
Personnel Expenses	(3,047)	-	-	-	-	-	-	-	-	(3,047)	-	(3,047)
Other Administrative Expenses	(3,322)	-	-	-	-	-	-	(119)	-	(3,441)	-	(3,441)
Tax Expenses	(813)	-	-	-	(8)	-	-	-	(170)	(991)	-	(991)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(1,620)	271	(37)	(22)	284	20	(107)	119	-	(1,092)	57	(1,035)
Operating Result	2,998	-	-	-	-	(78)	-	-	1,390	4,310	57	4,366
Non-Operating Income	(100)	-	-	-	-	78	-	-	-	(22)	-	(22)
Income Tax / Social Contribution and Non-controlling Interest	(65)	-	-	-	-	-	-	-	(1,390)	(1,455)	(23)	(1,477)
Net Income	2,833	-	-	-	-	-	-	-	-	2,833	34	2,867

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

Bradesco	25

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

First Quarter of 2012

	R$ million
	1Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	11,773	(186)	59	(70)	(515)	29	-	-	(395)	10,695	-	10,695
ALL	(3,298)	-	-	-	265	(61)	-	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	8,475	(186)	59	(70)	(250)	(32)	-	-	(395)	7,601	-	7,601
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	877	-	-	-	-	-	-	-	-	877	-	877
Fee and Commission Income	3,995	-	-	-	-	-	122	-	-	4,118	-	4,118
Personnel Expenses	(2,878)	-	-	-	-	-	-	-	-	(2,878)	-	(2,878)
Other Administrative Expenses	(3,290)	-	-	-	-	-	-	(110)	-	(3,401)	-	(3,401)
Tax Expenses	(1,122)	-	-	-	68	-	-	-	43	(1,012)	-	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	-	-	-	-	-	-	40	-	40
Other Operating Income/Expenses	(1,488)	186	(59)	70	182	38	(122)	110	-	(1,082)	86	(996)
Operating Result	4,609	-	-	-	-	6	-	-	(352)	4,263	86	4,349
Non-Operating Income	(12)	-	-	-	-	(6)	-	-	-	(18)	-	(18)
Income Tax / Social Contribution and Non-controlling Interest	(1,804)	-	-	-	-	-	-	-	352	(1,452)	(34)	(1,486)
Net Income	2,793	-	-	-	-	-	-	-	-	2,793	52	2,845

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

26	Report on Economic and Financial Analysis - June 2012

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

First Half of 2012

	R$ million
	1H12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	22,077	(457)	96	(48)	(1,133)	29	-	-	1,165	21,729	-	21,729
ALL	(6,948)	-	-	-	607	(159)	-	-	-	(6,501)	-	(6,501)
Gross Income from Financial Intermediation	15,129	(457)	96	(48)	(526)	(130)	-	-	1,165	15,228	-	15,228
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	1,830	-	-	-	-	-	-	-	-	1,830	-	1,830
Fee and Commission Income	8,169	-	-	-	-	-	229	-	-	8,399	-	8,399
Personnel Expenses	(5,925)	-	-	-	-	-	-	-	-	(5,925)	-	(5,925)
Other Administrative Expenses	(6,612)	-	-	-	-	-	-	(229)	-	(6,842)	-	(6,842)
Tax Expenses	(1,935)	-	-	-	60	-	-	-	(127)	(2,003)	-	(2,003)
Equity in the Earnings (Losses) of Unconsolidated Companies	59	-	-	-	-	-	-	-	-	59	-	59
Other Operating Income/Expenses	(3,108)	457	(96)	48	466	58	(229)	229	-	(2,175)	143	(2,031)
Operating Result	7,607	-	-	-	-	(72)	-	-	1,038	8,573	143	8,715
Non-Operating Income	(112)	-	-	-	-	72	-	-	-	(40)	-	(40)
Income Tax / Social Contribution and Non-controlling Interest	(1,869)	-	-	-	-	-	-	-	(1,038)	(2,907)	(57)	(2,963)
Net Income	5,626	-	-	-	-	-	-	-	-	5,626	86	5,712

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

Bradesco	27

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

First Half of 2011

	R$ million
	1H11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	20,706	(203)	44	(140)	(836)	-	-	-	(738)	18,833	-	18,833
ALL	(5,219)	-	-	-	540	(118)	-	-	-	(4,797)	-	(4,797)
Gross Income from Financial Intermediation	15,487	(203)	44	(140)	(296)	(118)	-	-	(738)	14,036	-	14,036
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	1,573	-	-	-	-	-	-	-	-	1,573	-	1,573
Fee and Commission Income	7,043	-	-	-	-	-	218	-	-	7,261	-	7,261
Personnel Expenses	(5,041)	-	-	-	-	-	-	-	-	(5,041)	-	(5,041)
Other Administrative Expenses	(6,130)	-	-	-	-	-	-	(189)	-	(6,319)	-	(6,319)
Tax Expenses	(1,923)	-	-	-	50	-	-	-	80	(1,793)	-	(1,793)
Equity in the Earnings (Losses) of Unconsolidated Companies	50	-	-	-	-	-	-	-	-	50	-	50
Other Operating Income/Expenses	(2,325)	203	(44)	140	246	-	(218)	189	-	(1,809)	123	(1,686)
Operating Result	8,734	-	-	-	-	(118)	-	-	(658)	7,958	123	8,081
Non-Operating Income	(129)	-	-	-	-	118	-	-	-	(11)	-	(11)
Income Tax / Social Contribution and Non-controlling Interest	(3,118)	-	-	-	-	-	-	-	658	(2,460)	(47)	(2,507)
Net Income	5,487	-	-	-	-	-	-	-	-	5,487	76	5,563

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

28	Report on Economic and Financial Analysis - June 2012

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10
Assets
Current and Long-Term Assets	815,063	773,896	746,090	710,238	677,571	663,599	625,783	601,180
Cash and Cash Equivalents	13,997	25,069	22,574	10,018	7,715	6,785	15,738	9,669
Interbank Investments	92,858	84,690	82,303	85,963	86,147	100,159	73,232	92,567
Securities and Derivative Financial Instruments	322,507	294,959	265,723	244,622	231,425	217,482	213,518	196,081
Interbank and Interdepartmental Accounts	62,510	61,576	72,906	71,951	67,033	67,292	66,326	50,781
Loan and Leasing Operations	258,242	250,201	248,719	241,812	231,862	222,404	213,532	200,092
Allowance for Loan Losses (ALL)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)
Other Receivables and Assets	85,631	77,518	73,405	74,963	70,754	66,217	59,727	68,009
Permanent Assets	15,457	15,654	15,443	12,051	11,736	11,788	11,702	10,723
Investments	1,889	2,076	2,052	1,721	1,699	1,675	1,577	1,616
Premises and Leased Assets	4,523	4,551	4,413	3,812	3,658	3,666	3,766	3,401
Intangible Assets	9,045	9,027	8,978	6,518	6,379	6,447	6,359	5,706
Total	830,520	789,550	761,533	722,289	689,307	675,387	637,485	611,903
*
Liabilities
Current and Long-Term Liabilities	765,398	730,214	704,664	667,312	635,360	623,069	588,610	564,794
Deposits	217,070	213,877	217,424	224,664	213,561	203,822	193,201	186,194
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	225,974	213,930	197,448	171,458	164,204	178,989	171,497	157,009
Funds from Issuance of Securities	51,158	48,482	41,522	32,879	29,044	21,701	17,674	13,749
Interbank and Interdepartmental Accounts	3,618	3,231	4,614	2,974	3,037	2,647	3,790	2,451
Borrowing and Onlending	47,895	47,112	53,247	49,057	45,207	41,501	38,196	37,998
Derivative Financial Instruments	3,568	2,703	735	1,724	1,221	2,358	730	1,878
Reserves for Insurance, Pension Plans and Capitalization Bonds	111,789	106,953	103,653	97,099	93,938	89,980	87,177	82,363
Other Liabilities	104,326	93,926	86,021	87,457	85,148	82,071	76,345	83,152
Deferred Income	615	646	672	622	505	447	360	312
Non-controlling Interest in Subsidiaries	587	630	615	613	599	574	472	683
Shareholders' Equity	63,920	58,060	55,582	53,742	52,843	51,297	48,043	46,114
Total	830,520	789,550	761,533	722,289	689,307	675,387	637,485	611,903

30	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Financial Margin	11,034	10,695	10,258	10,230	9,471	9,362	9,018	8,302
Interest	10,518	10,222	9,985	9,669	9,167	8,849	8,553	7,904
Non-Interest	516	473	273	561	304	513	465	398
ALL	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)
Gross Income from Financial Intermediation	7,627	7,601	7,597	7,451	7,034	7,002	6,723	6,243
Income from Insurance, Pension Plan and Capitalization Bond Operations (1)	953	877	933	864	788	785	700	703
Fee and Commission Income	4,281	4,118	4,086	3,876	3,751	3,510	3,568	3,427
Personnel Expenses	(3,047)	(2,878)	(3,140)	(2,880)	(2,605)	(2,436)	(2,533)	(2,411)
Other Administrative Expenses	(3,441)	(3,401)	(3,682)	(3,405)	(3,179)	(3,140)	(3,257)	(2,890)
Tax Expenses	(991)	(1,012)	(1,005)	(866)	(913)	(880)	(858)	(779)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	40	53	41	16	34	60	19
Other Operating Income and Expenses	(1,035)	(996)	(808)	(907)	(764)	(922)	(646)	(598)
Operating Result	4,366	4,349	4,034	4,174	4,128	3,953	3,757	3,714
Non-Operating Income	(22)	(18)	4	10	(7)	(4)	10	(10)
Income Tax and Social Contribution	(1,461)	(1,468)	(1,241)	(1,304)	(1,271)	(1,138)	(1,059)	(1,123)
Non-controlling Interest	(16)	(18)	(26)	(16)	(25)	(73)	(24)	(63)
Adjusted Net Income	2,867	2,845	2,771	2,864	2,825	2,738	2,684	2,518

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance, Pension Plans and Capitalization Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Interest - due to volume					2,821	281
Interest - due to spread					(97)	15
- Financial Margin - Interest	20,740	18,016	10,518	10,222	2,724	296
- Financial Margin - Non-Interest	989	817	516	473	172	43
Financial Margin	21,729	18,833	11,034	10,695	2,896	339
Average Margin Rate (1)	7.9%	7.9%	7.9%	7.9%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

In the second quarter of 2012, financial margin was R$11,034 million. Compared with the previous quarter there was a 3.2%, or R$339 million, increase. This variation was due to higher: (i) interest margin, totaling R$296 million; and (ii) non-interest margin, totaling R$43 million.

Year on year, financial margin grew by 15.4%, or R$2,896 million, in the first half of 2012, as a result of: (i) a R$2,724 million increase in interest margin, of which: (a) R$2,821 million corresponds to the increase in volume of operations; partially offset by: (b) the spread reduction, totaling R$97 million; and (ii) increase in non-interest financial margin, in the amount of R$172 million, due to higher Treasury/Securities gains.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Loans	14,543	12,728	7,362	7,181	1,815	181
Funding	2,209	2,141	1,041	1,168	68	(127)
Insurance	1,577	1,818	726	851	(241)	(125)
Securities/Other	2,411	1,329	1,389	1,022	1,082	367
Financial Margin	20,740	18,016	10,518	10,222	2,724	296

The interest financial margin in the second quarter of 2012 stood at R$10,518 million, versus R$10,222 million in the first quarter of 2012, for a R$296 million increase, or 2.9%. Between the first half of 2012 and the same period in 2011, there was a 15.1% increase, or R$2,724 million.

In quarter-on-quarter and year-on-year comparisons, the increase in interest margin was mainly driven by the following business lines: (i) “Loans;” and (ii) “Securities/Other.”

32	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin - Breakdown

The annualized interest financial margin rate versus total average assets stood at 7.5% in the second quarter of 2012, posting a 0.1 p.p. decrease in relation to the previous quarter, mainly due to (i) the downturn in the Insurance margin average rate, impacted by (a) a lower profitability of assets indexed to IPCA; and
(b) the performance of multimarket funds, which was affected by the 15.7% depreciation of Ibovespa in the quarter; (ii) the decrease in the Funding margin average rate, as a result of reduced interest rates (Selic); and (iii) the decrease in the Loan margin average rate, as a result of lower interest rates in effect, combined with the change in the loan portfolio mix.

Interest Financial Margin – Annualized Average Rates

						R$ million
	1H12			1H11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	14,543	277,005	10.9%	12,728	245,018	10.7%
Funding	2,209	334,070	1.3%	2,141	285,939	1.5%
Insurance	1,577	107,966	2.9%	1,818	90,700	4.0%
Securities/Other	2,411	283,699	1.7%	1,329	216,454	1.2%

Financial Margin	20,740	-	7.6%	18,016	-	7.6%
*
	2Q12			1Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,362	281,442	10.9%	7,181	272,481	11.0%
Funding	1,041	336,954	1.2%	1,168	331,186	1.4%
Insurance	726	110,120	2.7%	851	105,811	3.3%
Securities/Other	1,389	283,763	2.0%	1,022	283,634	1.4%

Financial Margin	10,518	-	7.5%	10,222	-	7.6%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Financial Margin – Breakdown

	R$ million
	Financial Margin - Loan
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Interest - due to volume					1,679	234
Interest - due to spread					136	(53)
Interest Financial Margin	14,543	12,728	7,362	7,181	1,815	181
Income	25,963	22,896	13,318	12,645	3,067	673
Expenses	(11,420)	(10,168)	(5,956)	(5,464)	(1,252)	(492)

In the second quarter of 2012, financial margin with loan operations reached R$7,362 million, up R$181 million or 2.5% over the previous quarter. The variation is the result of: (i) the R$234 million increase in average business volume; and offset by: (ii) the R$53 million decrease in the average spread, due to lower interest rates in effect, combined with the change in the loan portfolio mix.

Between the first half of 2012 and the same period in 2011, there was an increase of 14.3% or R$1,815 million in the loan financial margin, resulting from: (i) an R$1,679 million increase in the volume of operations; and (ii) the increase in average spread, in the amount of R$136 million,mainly impacted by:
(a) reduced funding costs, due to the decrease in the interest rates (Selic) in the period; and partially mitigated by: (b) the change in the portfolio mix, due to the greater share of the Corporate segment, which has lower margins, accounting for an increase of 16.5% in the last 12 months, versus a 9.1% increase in the Individual segment in the same period.

34	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Financial Margin – Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, discounts granted in transactions net of loan recoveries and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of ALL, which, in the second quarter of 2012, recorded a 3.2% decrease from the first quarter of 2012, in view of the increase of ALL. Between the first half of 2012 and the same period of 2011, the figure was up 1.4%, mainly due to the adequacy of provisioning level, for expected loss in some corporate customers, which are undergoing a debt restructuring process.

Bradesco	35

               Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

The expanded loan portfolio amounted to R$365.0 billion in June 2012, recording growth of 4.0% in the quarter, led by Corporations, which grew by 7.0% in the period. The expanded loan portfolio increased 14.1% over the last 12 months, mainly due to the 17.3% growth in the SME portfolio and 15.9% in the Corporations portfolio.

(1) Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds (FIDC), mortgage-backed receivables (CRI) and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan risk products for individuals – expanded portfolio is presented below:

Individuals	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Vehicles - CDC	29,324	29,075	26,804	0.9	9.4
Payroll-Deductible Loans (1)	19,243	18,398	16,886	4.6	14.0
Credit Card	18,545	17,903	17,141	3.6	8.2
Personal Loans	14,465	13,771	12,658	5.0	14.3
Real Estate Financing (2)	8,768	7,994	5,521	9.7	58.8
Rural Loans	6,367	6,599	6,009	(3.5)	6.0
BNDES/Finame Onlending	5,515	5,494	4,930	0.4	11.9
Overdraft Facilities	3,204	3,217	3,013	(0.4)	6.4
Leasing	2,871	3,510	5,946	(18.2)	(51.7)
Sureties and Guarantees	650	598	641	8.6	1.4
Other (3)	3,282	3,091	3,366	6.2	(2.5)
Total	112,235	109,651	102,915	2.4	9.1

Including:

(1) Loan assignment (FIDC): R$339 million in June 2012, R$420 million in March 2012, R$439 million in June 2011;

(2) Loan assignment (CRI): R$182 million in June 2012, R$198 million in March 2012 and R$248 million in June 2011; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$2 million in June 2012, R$2 million in March 2012 and R$3 million in June 2011; and rural loan assignment: R$112 million in June 2012, R$112 million in March 2012 and R$121 million in June 2011.

Operations with loan risks for individuals – expanded portfolio grew by 2.4% in the quarter, led by the following products: (i) real estate financing; (ii) payroll-deductible loans; and (iii) credit card. As for the last 12 months, there was a 9.1% increase, and the products that most contributed to this growth were: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending.

36	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Loan Financial Margin – Interest

A breakdown of loan risk products in the Corporate Segment – expanded portfolio is presented below:

Corporate	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Working Capital	42,533	41,551	37,863	2.4	12.3
BNDES/Finame Onlending	29,474	29,812	28,359	(1.1)	3.9
Operations Abroad	23,615	21,670	19,650	9.0	20.2
Credit Card	14,385	13,916	12,069	3.4	19.2
Export Financing	12,408	10,479	9,367	18.4	32.5
Real Estate Financing - Corporate Plan (1)	11,047	10,068	7,687	9.7	43.7
Overdraft Account	10,437	10,631	10,073	(1.8)	3.6
Leasing	6,722	7,008	7,773	(4.1)	(13.5)
Vehicles - CDC	6,245	5,965	4,568	4.7	36.7
Rural Loans	4,539	4,358	4,738	4.1	(4.2)
Sureties and Guarantees (2)	52,226	50,334	42,802	3.8	22.0
Operations bearing Credit Risk - Commercial Portfolio (3)	28,043	25,403	21,473	10.4	30.6
Other (4)	11,054	9,983	10,465	10.7	5.6
Total	252,728	241,181	216,887	4.8	16.5

Including:

(1) Loan assignment (CRI): R$239 million in June 2012, R$280 million in March 2012, R$304 million in June 2011;

(2) 91.5% of sureties and guarantees from corporate customers were contracted by corporations;

(3) Operations with debentures and promissory notes; and

(4) Letters of credit: R$1,779 million in June 2012, R$1,556 million in March 2012 and R$1,630 million in June 2011.

Operations with loan risk for corporate customers – expanded portfolio, grew by 4.8% in the quarter and 16.5% in the last 12 months. The main highlights in the quarter and in the last 12 months were the following: (i) real estate financing – corporate plan; (ii) operations bearing credit risk – commercial portfolio; and
(iii) export financing.

Expanded Loan Portfolio - Consumer Financing

The graph below shows the types of credit related to Consumer Financing of Individual Customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$84.8 billion, up 2.2% in the quarter and 6.1% in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing) (R$32.2 billion); and (ii) payroll-deductible loans (R$19.2 billion), which together totaled R$51.4 billion, accounting for 60.6% of the consumer financing balance. Given their guarantees and characteristics, these products provide a reduced level of credit risk to this group of operations.

Bradesco	37

               Economic and Financial Analysis

Loan Financial Margin – Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
CDC Portfolio	35,569	35,040	31,372	1.5	13.4
Individuals	29,324	29,075	26,804	0.9	9.4
Corporate	6,245	5,965	4,568	4.7	36.7
Leasing Portfolio	6,305	7,222	10,522	(12.7)	(40.1)
Individuals	2,871	3,510	5,946	(18.2)	(51.7)
Corporate	3,434	3,712	4,576	(7.5)	(25.0)
Finame Portfolio	10,294	9,970	9,996	3.2	3.0
Individuals	1,032	931	1,069	10.8	(3.5)
Corporate	9,262	9,039	8,927	2.5	3.8
Total	52,168	52,232	51,890	(0.1)	0.5
Individuals	33,227	33,516	33,819	(0.9)	(1.8)
Corporate	18,941	18,716	18,071	1.2	4.8

Vehicle financing operations (individual and corporate customers) totaled R$52.2 billion in June 2012, remaining stable both in quarter-on-quarter and year-on-year comparisons. Of the total vehicle portfolio, 68.2% corresponds to CDC, 19.7% to Finame and 12.1% to Leasing. Individuals represented 63.7% of the portfolio, while corporate customers accounted for the remaining 36.3%.

Expanded Loan Portfolio Concentration – by Sector

The expanded loan portfolio by economic activity sector posted a slight variation. In the quarter, “Commerce” and “Financial Intermediaries” posted greater shares, while “Services" posted the greatest growth in the last 12 months.

Activity Sector	R$ million
	Jun12%		Mar12%		Jun11%
Public Sector	1,770	0.5	1,844	0.5	1,810	0.6
Private Sector	363,193	99.5	348,987	99.5	317,992	99.4
Corporate	250,958	68.8	239,336	68.2	215,077	67.3
Industry	78,798	21.6	75,436	21.5	70,452	22.0
Commerce	57,251	15.7	54,144	15.4	49,085	15.3
Financial Intermediaries	5,746	1.6	4,871	1.4	4,343	1.4
Services	105,188	28.8	101,243	28.9	87,352	27.3
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,975	1.1	3,642	1.0	3,844	1.2
Individuals	112,235	30.8	109,651	31.3	102,915	32.2
Total	364,963	100.0	350,831	100.0	319,802	100.0

38	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$45.2 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$31.3 billion, or 69.4%, representing 8.6% of the portfolio in June 2012.

(1) Including credits settled and subsequently renewed in the last 12 months.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that both new borrowers and remaining debtors from June 2011 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of the loan policy and processes, as well as required guarantees and credit ranking instruments used by Bradesco.

Changes in the Extended Loan Portfolio by Rating from June 2011 to 2012
Rating	Total Loans as of June 2012		New Customers from July 2011 to June 2012		Remaining Debtors as of June 2011
	R$ million	%	R$ million	%	R$ million	%
AA - C	340,909	93.4	29,837	95.2	311,072	93.2
D	6,453	1.8	509	1.6	5,944	1.8
E - H	17,601	4.8	1,004	3.2	16,597	5.0
Total	364,963	100.0	31,350	100.0	333,613	100.0

Expanded Loan Portfolio – By Customer Profile

The table below presents the changes in the expanded loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Corporations	143,830	134,451	124,057	7.0	15.9
SMEs	108,898	106,730	92,830	2.0	17.3
Individuals	112,235	109,651	102,915	2.4	9.1
Total Loan Operations	364,963	350,831	319,802	4.0	14.1

The increase in the Corporations portfolio, both in the quarter and in the last 12 months, was mainly originated by: (i) the appreciation of the U.S. dollar against the real; and (ii) the growth in loan risk operations – commercial portfolio, which include debenture and promissory note operations.

Expanded Loan Portfolio – By Customer Profile and Rating (%)

AA-C rated loans remained virtually steady in comparison with the previous quarter and slightly decreased in the year-on-year comparison.

Type of Customer	By Rating
	Jun12			Mar12			Jun11
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.6	0.3	1.1	98.5	1.0	0.5	98.9	0.6	0.5
SMEs	91.3	3.0	5.7	91.6	2.8	5.6	92.2	2.5	5.3
Individuals	88.8	2.4	8.8	89.0	2.3	8.7	89.4	2.1	8.5
Total	93.4	1.8	4.8	93.4	2.0	4.6	93.9	1.6	4.5

40	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Expanded Loan Portfolio – By Business Segment

The table below shows growth in the expanded loan portfolio by business segment, in which growth in the assets of the Prime and Corporate segments in the quarter stood out. Over the last 12 months, Prime, Middle Market and Retail posted the greatest gains.

Business Segments	R$ million						Variation %
	Jun12%		Mar12%		Jun11%		Quarter	12M
Retail	100,538	27.5	96,914	27.6	88,182	27.6	3.7	14.0
Corporate (1)	151,847	41.6	143,751	41.0	135,545	42.4	5.6	12.0
Middle Market	45,447	12.5	44,686	12.7	37,746	11.8	1.7	20.4
Prime	13,768	3.8	12,935	3.7	10,441	3.2	6.4	31.9
Other / Non-account holders (2)	53,365	14.6	52,546	15.0	47,887	15.0	1.6	11.4
Total	364,963	100.0	350,831	100.0	319,802	100.0	4.0	14.1

(1) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio – by Customer Profile, these amounts are allocated to Individuals; and

(2) Mostly, non-account holders using vehicle financing, cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$13.6 billion in June 2012 (US$13.4 billion in March 2012 and US$15.5 billion in June 2011), remaining stable in the quarter and representing a 12.3% drop, in dollars, in the last 12 months. In reais, these same foreign currency operations totaled R$27.5 billion in June 2012 (R$24.4 billion in March 2012 and R$24.2 billion in June 2011) a 12.7% growth in the quarter and 13.6% in the last 12 months.

In June 2012, total loan operations, in reais, stood at R$337.4 billion (R$326.4 billion in March 2012 and R$295.6 billion in June 2011), up 3.4% on the previous quarter and 14.1% over the last 12 months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio – by Debtor

The concentration of credit exposure levels among the 100 largest debtors was down from the previous year. In the quarter: (i) the largest debtor concentration decreased; (ii) the 10 and 50 largest debtors concentration remained stable; and (iii) the 20 and 100 largest debtors concentration increased. The quality of the portfolio of the 100 largest debtors, when evaluated using AA and A ratings, remained stable in the quarter and increased in the last 12 months.

Loan Portfolio – By Type

The table below presents all operations bearing credit risk by type, in the amount of R$387.2 billion, which increased by 4.4% in the quarter and 15.8% in the last 12 months.

	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Loans and Discounted Securities	135,873	130,587	121,142	4.0	12.2
Financing	97,156	93,491	82,178	3.9	18.2
Rural and Agribusiness Financing	15,624	15,609	14,823	0.1	5.4
Leasing Operations	9,588	10,514	13,720	(8.8)	(30.1)
Advances on Exchange Contracts	7,078	6,671	6,788	6.1	4.3
Other Loans	13,847	12,876	12,184	7.5	13.6
Subtotal of Loan Operations (1)	279,166	269,749	250,834	3.5	11.3
Sureties and Guarantees Granted (Memorandum Accounts)	52,876	50,932	43,443	3.8	21.7
Letters of Credit (Memorandum Accounts)	1,779	1,556	1,630	14.4	9.2
Advances from Credit Card Receivables	2,207	2,161	1,286	2.1	71.6
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	761	899	994	(15.4)	(23.4)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	131	131	141	0.1	(7.3)
Operations bearing Credit Risk - Commercial Portfolio (2)	28,043	25,403	21,473	10.4	30.6
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	364,963	350,831	319,802	4.0	14.1
Other Operations bearing Credit Risk (3)	22,284	20,142	14,590	10.6	52.7
Total Operations bearing Credit Risk	387,247	370,974	334,392	4.4	15.8

(1) Concept defined by Bacen;

(2) Including operations with debentures and promissory notes; and

(3) Including operations involving interbank deposit certificates (CDI), international treasury, swaps, forward currency contracts and investments in receivables-backed investment funds (FIDC) and mortgage-backed receivables (CRI).

42	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities

In June 2012 versus June 2011, performing loan operations presented a longer debt maturity profile, mainly as a result of the increased volume of BNDES and real-estate loan operations. It is worth noting that these operations are subject to lower risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

(1) Concept defined by Bacen.

Bradesco	43

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Delinquency over 90 days

Total delinquency ratio over 90 days had a slight increase of 0.1 p.p. in the quarter. It is worth noting that Individuals and SMEs remained stable, at 6.2% and 4.2%, respectively, in the period.

The graph below details that the total delinquency for operations overdue from 61 to 90 days remained stable in the quarter and posted a slight increase over the last twelve months. Loans to individuals overdue from 61 to 90 days increased by a mere 0.1 p.p. in the year. In the Corporate sector, this increase was 0.2 p.p. in the year, while this index remained practically stable in the last six months.

(1) Concept defined by Bacen.

44	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Renegotiated Portfolio – Delinquency over 90 days and ALL(1)

The loan portfolio, excluding renegotiation, stood at R$270.0 billion in June 2012, up 3.5% in the quarter. The graph below presents the behavior of the total portfolio and delinquency over 90 days, including and excluding renegotiation, both of which present similar trends, proof that renegotiation does not have a material effect on delinquency.

In June 2012, the renegotiated portfolio totaled R$9.1 billion, a 2.8% increase in the quarter. The renegotiated share in the total loan portfolio(1) was 3.3% in June 2012 (3.3% in March 2012). It is worth noting that, in June 2011, for an existing provision of 62.2% of the portfolio, net loss over the subsequent 12 months was 24.8%, meaning that the existing provision exceeded the loss recorded in the following 12 months by over 150%. Furthermore, the Company’s provisions remained stable in the period.

(1) Concept defined by Bacen.

Bradesco	45

               Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

An ALL of R$20.7 billion, representing 7.4% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing operations) and the excess provision (internal criteria).

Bradesco has appropriate provisioning levels that, in our opinion, are sufficient to support potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) Concept defined by Bacen.

46	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in June 2011, for an existing provision of 6.9% of the portfolio(1), the effective gross loss in the subsequent twelve-month period was 4.2%, meaning the existing provision exceeded the loss over the subsequent twelve-month period by more than 65%, as shown in the graph below.

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In June 2011, for an existing provision of 6.9% of the portfolio(1), the net loss in the subsequent twelve-month period was 3.0%, meaning that the existing provision covered the loss in the subsequent 12 months by more than 129%.

(1) Concept defined by Bacen.

Bradesco	47

               Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses(1)

The Non-Performing Loan ratio (operations overdue for over 60 days) remained stable in the quarter-on-quarter comparison. Coverage ratios for the allowance for loans overdue for over 60 and 90 days stood at very comfortable levels.

(1) Concept defined by Bacen; and
(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

48	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Jun12	Mar12	Jun11
Total Loan Operations (1)	279,166	269,749	250,834
- Individuals	110,952	108,321	101,462
- Corporate	168,215	161,427	149,372
Existing Provision	20,682	20,117	17,635
- Specific	10,809	10,576	8,669
- Generic	5,862	5,530	5,692
- Excess	4,010	4,012	3,003
Specific Provision / Existing Provision (%)	52.3	52.6	49.9
Existing Provision / Loan Operations (%)	7.4	7.5	6.9
AA - C Rated Loan Operations / Loan Operations (%)	91.4	91.5	92.3
D Rated Operations under Risk Management / Loan Operations (%)	2.3	2.5	2.0
E - H Rated Loan Operations / Loan Operations (%)	6.3	6.0	5.7
D Rated Loan Operations	6,356	6,807	5,095
Existing Provision for D Rated Loan Operations	1,738	1,871	1,379
D Rated Provision / Loan Operations (%)	27.3	27.5	27.1
D - H Rated Non-Performing Loans	16,105	15,400	12,639
Existing Provision/D - H Rated Non-Performing Loans (%)	128.4	130.6	137.4
E - H Rated Loan Operations	17,519	16,188	14,253
Existing Provision for E - H Rated Loan Operations	15,084	14,305	12,509
E - H Rated Provision / Loan Operations (%)	86.1	88.4	87.8
E - H Rated Non-Performing Loans	13,166	12,572	10,422
Existing Provision/E - H Rated Non-Performing Loan (%)	157.1	160.0	166.6
Non-Performing Loans (2)	14,365	13,718	11,272
Non-Performing Loans (2) / Loan Operations (%)	5.1	5.1	4.5
Existing Provision / Non-Performing Loans (2) (%)	144.0	146.6	154.0
Loan Operations Overdue for over 90 days	11,662	11,070	9,172
Existing Provision/Operations Overdue for over 90 days (%)	177.4	181.7	189.3

(1) Concept defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

Bradesco	49

               Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin – Breakdown

	R$ million
	Financial Margin - Funding
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Interest - due to volume					318	18
Interest - due to spread					(250)	(145)
Interest Financial Margin	2,209	2,141	1,041	1,168	68	(127)

Comparing the second quarter of 2012 with the first quarter of 2012, the interest funding financial margin decreased 10.9% or R$127 million. The variation was due to: (i) the R$145 million decrease in average spread, due to lower Selic interest rate; and partially offset by: (ii) the R$18 million increase in volume of operations.

In the first half of 2012, the interest funding financial margin posted a result of R$2,209 million against R$2,141 million in the same period of 2011, increasing by 3.2%, or R$68 million, mainly driven by: (i) gains from average business volume, totaling R$318 million; and offset by: (ii) the decrease in the average spread of R$250 million.

50	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Funding Financial Margin – Interest

Loans x Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct from total customer funding (i) the amount committed to compulsory deposits at Bacen and (ii) the amount of available funds held at units in the customer service network; as well as add (iii) funds from domestic and foreign lines that provide funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loan operations through its own funding.

Funding vs. Investments	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Demand Deposits	32,529	31,955	33,036	1.8	(1.5)
Sundry Floating	4,122	6,948	4,308	(40.7)	(4.3)
Savings Deposits	62,308	59,924	54,811	4.0	13.7
Time Deposits + Debentures (1)	177,503	176,927	172,500	0.3	2.9
Financial Bills	31,124	32,405	17,422	(4.0)	78.6
Other	19,799	18,283	15,565	8.3	27.2
Customer Funds	327,385	326,442	297,642	0.3	10.0
(-) Compulsory Deposits/Available Funds (2)	(67,210)	(79,159)	(65,065)	(15.1)	3.3
Customer Funds Net of Compulsory Deposits	260,175	247,283	232,577	5.2	11.9
Onlending	32,122	32,490	33,520	(1.1)	(4.2)
Foreign Lines of Credit	17,018	11,423	15,851	49.0	7.4
Funding Abroad	51,411	42,648	34,738	20.5	48.0
Total Funding (A)	360,726	333,844	316,686	8.1	13.9
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	322,962	308,251	277,371	4.8	16.4
B/A (%)	89.5	92.3	87.6	(2.8) p.p.	1.9 p.p.

(1) Debentures mainly used to back purchase and sale commitments;

(2) Excluding government securities tied to savings accounts; and

(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to interbank deposit certificates (CDI) to rebate from compulsory deposits and debentures.

Bradesco	51

               Economic and Financial Analysis

Funding Financial Margin- Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Demand Deposits	32,529	31,955	33,036	1.8	(1.5)
Savings Deposits	62,308	59,924	54,811	4.0	13.7
Time Deposits	121,761	121,485	125,385	0.2	(2.9)
Debentures (1)	55,742	55,442	47,115	0.5	18.3
Borrowing and Onlending	47,895	47,112	45,207	1.7	5.9
Funds from Issuance of Securities (2)	51,158	48,482	29,044	5.5	76.1
Subordinated Debts	34,091	30,122	24,564	13.2	38.8
Total	405,484	394,522	359,162	2.8	12.9

(1) Considering only debentures used to back purchase and sale commitments; and

(2) Including: Financial Bills, on June 30, 2012, amounting to R$31,124 million (R$32,405 million on March 31, 2012 and R$17,422 million on June 30, 2011).

Demand Deposits

The R$574 million increase in the second quarter of 2012, when compared to the previous quarter, was the result of the seasonality of the first quarter of 2012, mainly due to the use of funds by certain customers to pay one-time expenses at the beginning of the year (e.g., IPVA and IPTU taxes).

The R$507 million or 1.5% decrease in comparison with the first quarter of 2011 was mainly due to new business opportunities offered to customers.

(1) Additional installments are not included.

Savings Deposits

Savings deposits increased 4.0% in the quarter-on-quarter comparison and 13.7% in the last 12 months, mainly as a result of: (i) greater funding volume; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account balances up to May 3, 2012 will continue to remunerate at TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base and posted net growth of 5.5 million new savings accounts over the last 12 months.

(1) Additional installments are not included.

52	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Funding Financial Margin – Interest

Time Deposits

In the second quarter of 2012, time deposits totaled R$121,761 million, remaining virtually stable in relation to the previous quarter, decreasing by 2.9% or R$3,624 million from the same period of the previous year.

Such performance is basically due to the migration of funds to other funding sources, mainly Financial Bills, thereby extending average funding terms, which offset the increase of new funding and the restatement of the deposit portfolio.

(1) Concept defined by Bacen..

Debentures

On June 30, 2012, the balance of Bradesco’s debentures was R$55,742 million, a slight increase of 0.5% quarter-on-quarter and 18.3% over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The growth of R$783 million quarter on quarter was mainly due to an increase in borrowing and onlending obligations denominated in and/or indexed to foreign currency, from R$11,450 million in March 2012 to R$12,517 million in June 2012, mainly driven by the exchange gain of 10.9% in the quarter.

Between the first half of 2012 and the same period in 2011, the balance increased by 5.9%, or R$2,688 million, due to: (i) a R$1,479 million increase in the volume of funds raised through loans and onlending in Brazil, especially Finame operations; and (ii) the R$1,209 million increase in borrowing and onlending obligations denominated in and/or indexed to foreign currency, from R$11,308 million in June 2011 to R$12,517 million in June 2012, mainly due to: (a) the exchange gain of 29.5% in the period; and partially offset by: (b) the settlement of operations.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$51,158 million, a 5.5% or R$2,676 million increase in the quarter is mainly due to: (i) the increased volume of securities issued abroad of R$2,904 million; (ii) the greater volume of Letters of Credit for Agribusiness, in the amount of R$803 million; (iii) growth in the volume of Mortgage Bonds, in the amount of R$358 million; and partially offset by: (iv) the decrease of R$1,281 million in the balance of Financial Bills, due to the maturity of these securities.

When compared to the same period in 2011, the first half of the year posted a growth of 76.1%, or R$22,114 million, mainly the result of: (i) new issuances of Financial Bills, up by R$13,702 million, from R$17,422 million in June 2011 to R$31,124 million in June 2012; (ii) the increased volume of securities issued abroad of R$5,446 million, a result of exchange gains of 29.5% and new issuances carried out in the period; (iii) the higher volume of Mortgage Bonds, in the amount of R$1,675 million; and (iv) the higher volume of Letters of Credit for Agribusiness, in the amount of R$1,443 million.

(1) Considering Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Debentures, Medium Term Note (MTN) Program Issues and the cost of issues over funding.

Subordinated Debt

Subordinated Debt totaled R$34,091 million in June 2012 (R$8,683 million abroad and R$25,408 million in Brazil). In the last 12 months, Bradesco issued R$15,351 million in Subordinated Debt (R$2,008 million abroad and R$13,343 million in Brazil.

Additionally, it is worth pointing out that, in the second quarter of 2012, the Brazilian Central Bank authorized the use of Subordinated Financial Bills amounting to R$7,878 million (R$331 million in the first quarter of 2012) to compose Tier II of the Capital Adequacy Ratio, of which only R$26,025 million of total subordinated debt is used to calculate the Capital Adequacy Ratio, given their maturity terms.

54	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Interest - due to volume					571	1
Interest - due to spread					511	366
Interest Financial Margin	2,411	1,329	1,389	1,022	1,082	367
Income	17,648	12,199	9,049	8,599	5,449	450
Expenses	(15,237)	(10,870)	(7,660)	(7,577)	(4,367)	(83)

In the comparison between the second quarter of 2012 and the previous quarter, the interest financial margin from Securities/Other was up by R$367 million. This variation was mainly due to the gain in the average spread, in the amount of R$366 million.

In the first half of 2012, the interest financial margin with Securities/Other stood at R$2,411 million, versus R$1,329 million recorded in the same period a year earlier, up 81.4% or R$1,082 million. This is the result of: (i) an increase in the volume of operations which affected the result in R$571 million; and (ii) the R$511 million gain in the average spread.

Insurance Financial Margin – Interest

Insurance Financial Margin – Breakdown

	R$ million
	Financial Margin - Insurance
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Interest - due to volume					252	28
Interest - due to spread					(493)	(153)
Interest Financial Margin	1,577	1,818	726	851	(241)	(125)
Income	5,340	4,991	2,265	3,075	349	(810)
Expenses	(3,763)	(3,173)	(1,539)	(2,224)	(590)	685

In the second quarter of 2012, interest financial margin from insurance operations posted an R$125 million or 14.7% loss over the previous quarter, due to: (i) a R$153 million loss in the average spread, mainly from: (a) the lower profitability of assets indexed to IPCA; and (b) the performance of multimarket funds, which were affected by the 15.7% Ibovespa depreciation in the quarter; and offset: (ii) a R$28 million increase in the volume of operations.

Between the first half of 2012 and the same period of 2011, interest financial margin from insurance operations was down 13.3%, or R$241 million. The change was due to: (i) the decreased average spread, in the amount of R$493 million; and partially offset by: (ii) a R$252 million increase in volume of operations.

Bradesco	55

               Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Funding	(146)	(144)	(73)	(73)	(2)	-
Insurance	182	100	19	163	82	(144)
Securities/Other	953	861	570	383	92	187
Total	989	817	516	473	172	43

The non-interest financial margin in the second quarter of 2012 stood at R$516 million, versus R$473 million in the first quarter of 2012. Margin was up R$172 million in the first half of 2012 when compared to the same period a year earlier. Main variations in the non-interest financial margin are due to:

•      “Insurance,” represented by gains from equity securities and variations in the periods are associated with market conditions, which enable a greater/lower opportunity of obtaining gains; and

•      “Securities/Other”, a R$187 million increase in the quarter-on-quarter comparison and a R$92 million increase, referring to Treasury/Securities gains, in the year-on-year comparison.

56	Report on Economic and Financial Analysis – June 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Analysis of the statement of financial position and income statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

			R$ million
	Jun12	Mar12	Jun11
Assets
Current and Long-Term Assets	137,008	129,800	113,190
Securities (1)	128,526	122,147	106,202
Insurance Premiums Receivable	2,009	1,759	1,522
Other Loans	6,473	5,894	5,466
Permanent Assets	3,312	3,235	2,515
Total	140,320	133,035	115,705
Liabilities
Current and Long-Term Liabilities	122,494	114,752	101,289
Tax, Civil and Labor Contingencies	2,179	2,134	1,878
Payables on Insurance, Pension Plan and Capitalization Bond Operations	362	318	344
Other Liabilities (1)	8,163	5,347	5,129
Insurance Technical Reserves	8,705	8,429	7,851
Life and Pension Plan Technical Reserves	98,199	93,861	81,991
Capitalization Bond Technical Reserves	4,886	4,663	4,096
Non-controlling Interest	624	663	628
Shareholders' Equity (1)	17,202	17,620	13,788
Total	140,320	133,035	115,705

(1) Note: As of December 2010, held-to-maturity securities were reclassified to available-for-sale category for adoption of CPCs 38 and 40.

Consolidated Income Statement

				R$ million
	1H12	1H11	2Q12	1Q12
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	20,988	17,473	11,570	9,418
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	10,625	9,107	5,413	5,212
Financial Result from the Operation	1,695	1,772	722	973
Sundry Operating Income	612	498	356	256
Retained Claims	(6,188)	(5,442)	(3,108)	(3,080)
Capitalization Bond Drawing and Redemptions	(1,509)	(1,191)	(800)	(709)
Selling Expenses	(1,098)	(902)	(552)	(546)
General and Administrative Expenses	(971)	(1,015)	(498)	(473)
Other Operating Income/Expenses	(147)	(151)	(47)	(100)
Tax Expenses	(238)	(225)	(123)	(115)
Operating Result	2,781	2,451	1,363	1,418
Equity Result	186	117	90	96
Non-Operating Income	(19)	(18)	(10)	(9)
Income before Taxes and Profit Sharing	2,948	2,550	1,443	1,505
Income Tax and Contributions	(1,086)	(858)	(525)	(561)
Profit Sharing	(39)	(29)	(19)	(20)
Non-controlling Interest	(37)	(102)	(18)	(19)
Net Income	1,786	1,561	881	905

Bradesco	57

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Life and Pension Plans	494	493	535	486	470	442	485	450
Health	148	151	181	132	200	201	177	131
Capitalization Bonds	91	104	87	86	79	86	63	50
Basic Lines and Other	148	157	57	76	51	32	54	90
Total	881	905	860	780	800	761	779	721

Performance Ratios

								%
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Claims Ratio (1)	71.3	71.9	68.6	71.5	72.2	72.0	71.1	72.4
Expense Ratio (2)	11.1	11.1	11.1	10.5	10.8	10.0	10.8	10.7
Administrative Expenses Ratio (3)	4.3	5.0	4.5	5.8	5.4	6.1	5.8	6.3
Combined Ratio (4) (5)	85.0	85.6	83.6	86.2	85.8	86.1	85.1	85.3

(1) Retained Claims/Earned Premiums;

(2) Selling Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excluding additional reserves.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the second quarter of 2012, the total revenue was up by 22.8% in relation to the previous quarter, stimulated by the performance of "Life and Pension Plan” and “Capitalization Bond” products, which posted gains of 34.5% and 17.9%, respectively.

The production in the first half of 2012 posted a 20.1% increase comparing to the same period in the previous year. Such growth was due to the performance of all segments, which had more than a two-digit growth over above the two digits.

58	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Bradesco	59

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

60	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

Bradesco	61

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

Year on year, the efficiency ratio decreased 1.1 p.p. due to: (i) the 20.2% increase in revenue for the period; and (ii) the 4.8% decrease in general and administrative expenses, even accounting for the collective bargaining agreement in January 2012.

62	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Technical Reserves

Bradesco	63

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Net Income	494	493	535	486	470	442	485	450
Premium and Contribution Income (1)	6,737	5,009	6,886	4,708	5,493	4,059	5,385	4,096
- Income from Pension Plans and VGBL	5,816	4,090	5,926	3,829	4,713	3,317	4,617	3,403
- Income from Life/Personal Accidents Insurance Premiums	921	919	960	879	780	742	768	693
Technical Reserves	98,199	93,861	91,008	84,788	81,991	78,547	76,283	71,775
Investment Portfolio	106,102	100,366	96,047	91,806	88,255	85,182	82,786	75,974
Claims Ratio	43.5	41.3	38.3	44.4	47.4	43.6	44.1	49.8
Expense Ratio	19.2	21.3	19.1	18.5	19.2	19.2	19.5	19.8
Combined Ratio	68.4	70.8	66.1	71.3	75.4	71.9	74.7	79.9
Participants / Policyholders (in thousands)	25,257	24,534	24,582	24,051	23,109	22,698	22,186	21,346
Premium and Contribution Income Market Share (%) (2)	29.3	27.5	33.1	31.6	32.0	28.1	31.2	31.5
Life/AP Market Share - Insurance Premiums (%) (2)	17.3	17.3	17.6	16.9	16.3	16.0	17.3	17.0

(1) Life/VGBL/PGBL/Traditional; and

(2) 2Q12 includes the latest data released by Susep (May 2012).

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência’s market share totaled 29.3% in terms of pension plan and VGBL (Susep) income in the period.

Net income for the second quarter of 2012 remained stable when comparing to the previous quarter, influenced by: (i) the 34.5% increase in revenue; (ii) improvement in the management efficiency ratio; and partially offset by: (iii) a 2.2 p.p. increase in “Life” product claims ratio and (iv) a decrease in the financial result.

Net income for the first half of 2012 was up 8.2% from that of the same period in 2011, mainly resulting from: (i) the 23.0% increase in revenue; (ii) a 3.2 p.p. decrease in “Life” product claims ratio; (iii) the decrease in general and administrative expenses, even when accounting for the collective bargaining agreement in January 2012; and partially offset by: (iv) a decrease in the financial result.

64	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$98.2 billion in June 2012, made up of R$93.9 billion from the “Pension Plans” and VGBL product and R$4.3 billion from “Life”, “Personal Accidents” and “Other Lines” products, up 19.8% over June 2011.

The Pension Plan and VGBL Investment Portfolio totaled R$96.5 billion in May 2012, equal to 32.9% of all market funds (Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In June 2012, the number of Bradesco Vida e Previdência customers grew by 9.3% compared to June 2011, surpassing a total of 2.2 million pension plan and VGBL plan participants and 23.0 million personal accident participants, reaching 25.2 million customers. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies of products.

Bradesco	65

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Net Income	148	151	181	132	200	201	177	131
Net Written Premiums	2,338	2,251	2,170	2,114	2,016	1,940	1,808	1,755
Technical Reserves	4,128	4,072	3,984	3,942	3,848	3,708	3,481	3,455
Claims Ratio	86.1	86.4	83.4	87.3	87.7	87.6	84.0	84.2
Expense Ratio	4.9	4.8	4.7	4.4	4.3	4.2	4.2	4.3
Combined Ratio	96.9	97.9	96.1	98.9	99.6	100.0	100.2	93.4
Policyholders (in thousands)	3,707	3,627	3,458	3,384	3,244	3,144	3,100	2,993
Written Premiums Market Share (%) (1)	47.0	46.7	47.9	47.5	47.4	49.4	49.5	49.0

(1) 2Q12 considers the latest data released by ANS (May 2012).

Net income for the second quarter of 2012 remained stable quarter-on-quarter, mainly due to: (i) the 3.9% increase in revenue; (ii) the maintenance of claims and sales ratios; and partially offset by: (iii) the decrease in the financial result.

Net income for the first half of 2012 was down 25.4% over the same period of the previous year, due to: (i) the decrease in financial result, driven by the payment of dividends amounting to R$900 million in December 2011; (ii) the decrease in equity income, partially offset by: (iii) the 16.0% increase in revenue; (iv) the 1.3 p.p. decrease in the claims ratio, due to the continuity of cost control actions and the portfolio technical adjustments; and (v) lower general and administrative expenses.

In June 2012, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 47 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans. Of the 100 largest companies in Brazil in terms of revenue, 48 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2012).

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 3.7 million customers. The high share of corporate policies in the overall portfolio (94.6% in June 2012) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

66	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Bradesco Capitalização

	R$ million (unless otherwise stated)
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Net Income	91	104	87	86	79	86	63	50
Capitalization Bond Income	937	795	798	849	751	649	706	658
Technical Reserves	4,886	4,663	4,571	4,329	4,096	3,891	3,724	3,483
Customers (in thousands)	3,358	3,228	3,097	3,024	2,888	2,794	2,691	2,610
Premium and Contribution Income Market Share (%) (1)	22.2	21.2	21.6	21.4	21.3	21.2	21.1	20.4

(1) 2Q12 considers the latest data released by Susep (May 2012).

Revenue for the second quarter of 2012 grew by 17.9% when compared to the previous quarter, and the management efficiency ratio remained stable. In relation to net income, the result in the quarter has not surpassed the number posted in the previous quarter, mainly due to: (i) the decrease in the financial result; and (ii) greater reserves, due to the sale of single-payment products which concentrate the recording of drawing reserve and other technical reserves at the beginning of the plan.

Net income for the first half of 2012 grew by 18.2% when compared to the same period of the previous year, mainly due to: (i) the 23.7% increase in revenues from capitalization bonds; (ii) an improved management efficiency ratio, partially offset by: (iii) the decrease in the financial result, driven by the payment of dividends amounting to R$300 million in December 2011.

Bradesco	67

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the second quarter of 2012 leading the private capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização S.A. is the first and only capitalization bond company in Brazil to receive the ISO. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Capitalization Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Capitalization Bonds: good products, services and continuous growth.

The portfolio is composed of 21.0 million active bonds, of which: 37.9% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, up 23.2% over June 2011; and 62.1% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 3.7% over June 2011. Given that the purpose of this type of capitalization bond is to add value to the associated company or even encourage the performance of its customers, bonds have reduced maturity and grace terms and a lower sale price.

68	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10
Net Income	26	49	33	50	44	39	58	28
Net Written Premiums	1,208	967	983	1,042	1,061	871	865	941
Technical Reserves	4,345	4,148	3,920	3,853	3,828	3,688	3,554	3,525
Claims Ratio	64.2	64.7	65.9	61.3	61.0	68.1	69.3	69.7
Expense Ratio	18.8	18.4	18.2	17.4	17.6	17.2	17.6	17.3
Combined Ratio	104.1	107.4	108.2	104.1	97.9	110.2	106.9	105.2
Policyholders (in thousands)	3,826	3,801	3,694	3,632	3,567	3,330	3,337	3,208
Premium and Contribution Income Market Share (%) (1)	10.3	9.8	10.1	10.4	10.5	9.7	10.6	11.2

 (1) 2Q12 considers the latest data released by Susep (May 2012).

Net income for the second quarter of 2012 was down by 46.9% from the previous quarter, mainly due to: (i) the decrease in financial and equity result; partially offset by: (ii) a slight decrease of 0.5 p.p. in the claims ratio and (iii) an improved management efficiency ratio.

Net income for the first half of 2012 was 9.6% lower than that posted in the same period of 2011, due to: (i) a decrease in the financial result; and partially offset by (ii) the maintenance of claims and sales ratio.

In the Property Insurance segment, Bradesco Auto/RE has renewed insurance programs with its main customers through partnerships with brokers that specialize in the segment and a close relationship with the Bradesco Corporate and Bradesco Empresas (Middle Market) segments. The excellent performance of the Oil industry and recovery of the Civil Construction industry have also contributed to Bradesco Auto/RE's growth in the segment.

In Aviation and Maritime Hull insurance, the increased exchange with Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), an exclusive product to Bradesco’s account holders, which helps, through the Day and Night Support services, vehicles from 3 to 10 years of use.

For better service, Bradesco Auto/RE currently has 19 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

Bradesco	69

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to growth in the customer base, which increased by 7.3% in the last 12 months, to a total of 3.8 million customers.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 19.2% growth in premiums year on year (higher than the market growth), totaling more than 1.9 million insured homes.

70	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Card Income	2,845	2,391	1,456	1,389	454	67
Checking Account	1,553	1,330	805	748	223	57
Fund Management	1,061	945	535	526	116	9
Loan Operations	1,025	951	524	501	74	23
Collection	636	575	322	313	61	9
Consortium Management	293	250	150	144	43	6
Custody and Brokerage Services	236	210	119	117	26	2
Underwriting / Financial Advisory Services	224	152	115	109	72	6
Payments	158	153	80	78	5	2
Other	368	304	175	193	64	(18)
Total	8,399	7,261	4,281	4,118	1,138	163

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

Bradesco	71

                 Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,456 million in the second quarter of 2012, up 4.8% from the previous quarter, mainly due to the increase in the number of transactions in the period and increase of average ticket, with consequent growth of revenue.

In comparison with the same period a year earlier, card services revenues stood at R$2,845 million, up 19.0% or R$454 million in relation to the same period last year, mainly due to an increase in revenue from purchases and services, resulting from the increase in credit card revenue, base and amount of transactions in the period.

In addition, the debit card base decreased in the quarter due to the exclusion of idle cards.

(1) Including prepaid, Private Label and Ibi México cards as of the fourth quarter of 2010.

72	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the second quarter of 2012, fee and commission income from checking accounts increased 7.6% in comparison with the previous quarter, mainly due to: (i) the net increase of 195 thousand new checking accounts (167 thousand individual accounts and 28 thousand corporate customer accounts); (ii) the expansion of the portfolio of services provided to our clients; and (iii) the adjustment of some fees.

In comparison with the same period a year earlier, revenue grew by R$223 million, or 16.8%, in the first half of 2012, mainly due to expansion of the checking account customer base, which posted a net increase of 1,584 thousand current accounts (1,448 thousand individual customers and 136 thousand corporate customers).

Loan Operations

In the second quarter of 2012, income from loan operations amounted to R$524 million, up 4.6% in comparison with the previous quarter, mainly due to the greater volume of loan operations in the period, mainly “Sureties and Guarantees” operations, up 3.8% on the first quarter of 2012.

In comparison with the same period a year earlier, the 7.8% increase in the first half of the year was mainly the result of: (i) greater income from collateral, up 16.4%, mainly deriving from the 21.7% growth in the volume of Sureties and Guarantees; and (ii) an increase in volume of other operations in 2012.

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               Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the second quarter of 2012, revenue from fund management stood at R$535 million, up R$9 million from the previous quarter, mainly due to a 3.0% growth in the volume of funds and portfolios raised and managed.

Year on year, the R$116 million or 12.3% increase was mainly due to: (i) increases in funds raised and portfolios managed by Bradesco, which grew by 23.5%; partially offset by: (ii) the 12.9% drop in the Ibovespa index in the period, impacting revenue from managed funds and portfolios pegged to equities.

The highlight was the investments in fixed-income funds, which grew by 28.1% in the period, followed by equities, up 8.0%.

Shareholders' Equity	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Investment Funds	358,881	346,241	284,117	3.7	26.3
Managed Portfolios	17,691	18,169	18,533	(2.6)	(4.5)
Third-Party Fund Quotas	7,017	7,856	8,032	(10.7)	(12.6)
Total	383,589	372,266	310,682	3.0	23.5
x	x	x	x	x	x
Asset Distribution	R$ million			Variation %
	Jun12	Mar12	Jun11	Quarter	12M
Investment Funds – Fixed Income	331,421	317,626	258,686	4.3	28.1
Investment Funds – Equities	27,460	28,615	25,431	(4.0)	8.0
Investment Funds – Third-Party Funds	5,739	6,665	6,895	(13.9)	(16.8)
Total - Investment Funds	364,620	352,906	291,012	3.3	25.3
x
Managed Portfolios - Fixed Income	10,228	10,183	10,698	0.4	(4.4)
Managed Portfolios – Equities	7,463	7,986	7,835	(6.5)	(4.7)
Managed Portfolios - Third-Party Funds	1,278	1,191	1,137	7.3	12.4
Total - Managed Funds	18,969	19,360	19,670	(2.0)	(3.6)
x
Total Fixed Income	341,649	327,809	269,384	4.2	26.8
Total Equities	34,923	36,601	33,266	(4.6)	5.0
Total Third-Party Funds	7,017	7,856	8,032	(10.7)	(12.6)
Overall Total	383,589	372,266	310,682	3.0	23.5

74	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the second quarter of 2012, revenue from payments and collection was up 2.8% from the previous quarter, mainly due new businesses and increase in the number of processed documents in the period.

In comparison with the same period a year earlier, the 8.9% or R$65 million increase in revenue from payments and collection in the first half of 2012 was mainly the result of the greater volume of processed documents, up from 843 million in the first half of 2011 to a total of 930 million in the first half 2012.

Consortium Management

In the second quarter of 2012, income from consortium management increased by 4.2% over the previous quarter, mainly due to the segment expansion. On June 30, 2012, Bradesco had 676 thousand active quotas (643 thousand active quotas on March 31, 2012), ensuring a leading position in all the segments it operates (real estate, auto, trucks/tractors).

Year on year, there was a 17.2% increase in income, resulting from: (i) the growth in the volume of bids and advances; and (ii) the increase in sales of new quotas, from 525 thousand net quotas sold on June 30, 2011 to 676 thousand active quotas on June 30, 2012, an increase of 151 thousand net quotas.

Bradesco’s purpose is to offer the most complete portfolio of products and services to its customers. Therefore, the Organization provides consortium plans for all income groups, covering the different market demands, in real estate and automobile segments. To sell the consortium plans, Bradesco has the strength and expertise of several managers, who operate together with customers in all Brazilian cities.

Bradesco remains being leader in the three segments due to planning and synergy with the Branch Network, together with stability and security of the Bradesco brand.

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               Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the second quarter of 2012, total custody and brokerage service income increased by R$2 million, remaining virtually stable in relation to the previous quarter.

In comparison with the same period a year earlier, the 12.4% increase in revenue in the first half of 2012 was mainly due to the increase in custody services, with a R$95 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$6 million increase in the quarter-on-quarter comparison mainly refers to increased revenue with capital market operations in the second quarter of 2012, particularly underwriting operations. Furthermore, changes in this income are often the result of volatile performance of capital markets.

From the first half of 2011 to the same period in 2012, there was an increase of R$72 million, mainly as a result of a higher business volume in the first quarter of the year in financial advisory operations.

76	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	1H12	1H11	2Q12	1Q12	Variation
					Half	Quarter
Personnel Expenses
Structural	4,786	4,097	2,436	2,351	689	85
Payroll/Social Charges	3,592	3,101	1,824	1,769	491	55
Benefits	1,194	996	612	582	198	30
Non-Structural	1,139	944	611	527	195	84
Management and Employee Profit Sharing	666	500	341	324	166	17
Provision for Labor Claims	331	319	188	143	12	45
Training	63	58	41	22	5	19
Termination Costs	79	67	41	38	12	3
Total	5,925	5,041	3,047	2,878	884	169
x
Administrative Expenses
Outsourced Services	1,664	1,713	832	832	(49)	-
Communication	825	769	415	410	56	5
Depreciation and Amortization	609	538	308	301	71	7
Data Processing	530	444	268	262	86	6
Transportation	427	358	215	212	69	3
Rental	379	320	196	183	59	13
Financial System Services	326	235	163	163	91	-
Advertising and Marketing	315	396	162	153	(81)	9
Asset Maintenance	291	261	145	146	30	(1)
Security and Surveillance	205	156	105	100	49	5
Leased Assets	196	171	96	100	25	(4)
Materials	169	176	77	92	(7)	(15)
Water, Electricity and Gas	130	115	65	65	15	-
Trips	66	71	33	33	(5)	-
Other	710	596	361	349	114	12
Total	6,842	6,319	3,441	3,401	523	40

Total Personnel and Administrative Expenses	12,767	11,360	6,488	6,279	1,407	209
x
Employees	104,531	98,317	104,531	105,102	6,214	(571)
Service Points	65,370	53,256	65,370	62,759	12,114	2,611

In the second quarter of 2012, total Personnel and Administrative Expenses came to R$6,488 million, up 3.3% in comparison with the previous quarter.

Personnel Expenses

In the second quarter of 2012, personnel expenses came to R$3,047 million, a 5.9% variation, or R$169 million, from the previous quarter.

The R$85 million increase in the structural portion was mainly the result of: (i) the lower concentration of holidays in the second quarter of 2012, in the amount of R$59 million.

The R$84 million increase in the non-structural portion was mainly due to higher expenses with: (i) provision for labor claims, amounting to R$45 million; (ii) management and employee profit sharing, in the amount of R$17 million; and (iii) trainings, in the amount of R$19 million.

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                 Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In comparison with the same period a year earlier, the R$884 million increase in the first half of 2012 reflects: (i) the structural expenses of R$689 million related to: (a) the increase in expenses with payroll, social charges and benefits, impacted by salary increases (2011 collective bargaining agreement); and (b) the net increase in staff, hiring 6,214 employees in the period, driven by investments to expand service points and improve business segmentation; and (ii) the R$195 million gain in the non-structural expenses mainly due to higher expenses with: (a) management and employee profit sharing, totaling R$166 million; and (b) the provision for labor claims, totaling R$12 million.

78	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the second quarter of 2012, administrative expenses came to R$3,441 million, up 1.2%, or R$40 million from the previous quarter, mainly due to higher expenses with: (i) rentals, in the amount of R$13 million; (ii) marketing and advertising, in the amount of R$9 million; (iii) communication, in the amount of R$5 million; (iv) data processing, in the amount of R$6 million; and (v) depreciation and amortization in the amount of R$7 million.

In comparison with the same period a year earlier, the R$523 million, or 8.3% increase in the first half of 2012 was mainly due to increased expenses with: (i) contractual adjustments; (ii) increase in the volume of businesses and services; (iii) accelerated organic growth, leading to an increase of 12,114 service points, mainly the increase of 974 Branches and 11,213 Bradesco Expresso points, totaling 65,370 service points on June 30, 2012; partially offset by lower expenses with: (iv) outsourcing, in the amount of R$49 million, mainly related to the end of the partnership with Empresa Brasileira de Correios e Telégrafos – ECT in December 2011 (Postal Bank); and (v) marketing and advertising, amounting to R$81 million.

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               Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio in the last 12 months maintained its improvement, mainly due to an increase in fee and commission income, partially affected by an increase in personnel and administrative expenses.

(1) Fee and Commission Income / Administrative and Personnel Expenses (over the last 12 months).

Tax Expenses

The R$21 million drop in tax expenses, in comparison with the previous quarter, was mainly due to the decrease in expenses with: (i) PIS/Cofins; and (ii) IPTU, due to the prepayment made in the first quarter of 2012.

In comparison with the same period a year earlier, the R$210 million increase in the first half of 2012 was mainly the result of the growth of expenses with ISS/PIS/Cofins taxes reflecting the increase in taxable income, especially financial margin and fee and commission income.

80	Report on Economic and Financial Analysis – June 2012

               Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the second quarter of 2012, equity in the earnings (losses) of unconsolidated companies stood at R$19 million. The R$21 million decrease from the previous quarter was mainly due to lower results from unconsolidated company Integritas.

Year on year, the R$9 million increase recorded in the first quarter of 2012 was mainly due to greater results from unconsolidated company “IRB – Brasil Resseguros,” partially affected by lower results with unconsolidated company Integritas.

Operating Income

Operating income in the second quarter of 2012 was R$4,366 million, up R$17 million, from the previous quarter, mainly impacted by the increase in: (i) the financial margin, amounting to R$339 million; (ii) a R$163 million in fee and commission income; (iii) the operating income from Insurance, Pension Plans and Capitalization Bonds in the amount of R$76 million; offset by: (iv) an increase in the allowance for loan loss expenses, in the amount of R$313 million; (v) the R$209 million increase in personnel and administrative expenses; and (vi) the growth in other operating expenses (net of other revenues), in the amount of R$39 million.

In comparison with the same period a year earlier, the R$634 million, or 7.8%, increase in the first half of 2012 is basically a result of: (i) the R$2,896 million increase in financial margin; (ii) the R$1,138 million increase in fee and commission income; (iii) the R$257 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds, partially offset by: (iv) a R$1,704 million increase in allowance for loan loss expenses; (v) a R$1,407 million increase in administrative and personnel expenses; (vi) a R$345 million increase in other operating expenses (net of other revenues); and (vii) a R$210 million increase in tax expenses.

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               Economic and Financial Analysis

Non-Operating Income

In the second quarter of 2012, non-operating income posted a loss of R$22 million, up R$4 million from the previous quarter and R$29 million from the same period in 2011, due to greater non-operating expenses in the period.

82	Report on Economic and Financial Analysis – June 2012

Return to Shareholders

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001:2000

          Return to Shareholders

Sustainability

Bradesco at Rio+20

Guaranteeing businessmen’s commitment to sustainability, Bradesco took part in the Rio+20 – United Nations Conference on Sustainable Development, from June 13 to June 22, 2012, in Rio de Janeiro.

The Organization carried out a panel discussion during the Rio+20 Corporate Sustainability Forum: Innovation & Collaboration for the Future We Want, an event on Financial Inclusion idealized by the Global Compact. This panel, in which representatives of FEBRABAN and Fundação Amazonas Sustentável also participated, had discussions on Economics, Finances and Sustainable Development, Financial Education, and Products and Services targeting low income population, in addition to a case study of actions conducted in the Amazon region.

In Rio+20, Bradesco also signed the “Commitment Letter,” a business contribution to foster green and inclusive economy, an initiative of the Brazilian Committee of UN's Global Compact to bring private sector contributions and commitments to Sustainable Development and Poverty Eradication. This Letter was signed by more than 220 CEOs of companies signatories to the Global Compact.

Other sustainability-related initiatives of the period are included in the Supplementary Information Report, available at the Investor Relations website: www.bradescori.com.br > Reports and Spreadsheets > Quarterly Reports.

Investor Relations Area – IR

In the first half of 2012, Bradesco hosted five APIMEC meetings in the cities of Curitiba, Florianópolis, Campinas, Juiz de Fora and Ribeirão Preto, broadcast live via internet with simultaneous translation into English. With a public of more than 1,000 internet users and 900 attendees, among investors, shareholders and market analysts, the Organization presented its results, business strategy for the coming months and audience’s and internet users’ questions were answered at the end of the event. It is also worth noting lectures on the economic scenario, given by economists of Bradesco. We will have a total of 18 APIMEC meetings in the year, reaching all regions in Brazil.

Bradesco was also present in four ExpoMoney editions, Latin America’s largest financial education fair, in the cities of Curitiba, Salvador, Recife and Florianópolis. Bradesco’s Investor Relations area made presentations on the topic “First steps to invest in shares”. The Bank’s Department of Economic Researches and Studies designated a professional to give a lecture on general macroeconomics information.

Also in the first half, Bradesco hosted the 3rd Bradesco Open Day at Cidade de Deus. The event had the participation of more than 90 Brazilian and foreign analysts, who had the opportunity to attend the presentation of some of the main business areas of the Organization and ask questions to the Bank’s executive officers. The Bank’s CEO, Mr. Luiz Carlos Trabuco Cappi concluded the event.

We held 241 events with domestic and foreign investors, including conferences in Miami, Cancun, London, New York and Hong Kong, and road shows in Asia, in the United Stated and England.

According to the IR Magazine Awards Brazil 2012, Bradesco’s Investor Relations area was elected the Best Investor Relations of the Financial Segment.

Moreover, this area frequently provides information to shareholders, investors and analysts through telephone, email or by visiting their head offices.

   84   Report on Economic and Financial Analysis – June 2012

Return to Shareholders

Corporate Governance

Bradesco ranked AA+ (Excellent Corporate Governance Practices) by Austin Rating.

Bradesco’s Management is made up of the Board of Directors, which is composed of nine members (seven external members, one internal member and one independent member), and the Board of Executive Officers. Members of the Board of Directors are elected on an annual basis by the Annual Shareholders’ Meeting and, in turn, elect members of the Board of Executive Officers.

Within the Corporate Governance structure, Bradesco’s Board of Directors is supported by five Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 43 Executive Committees that assist the Board of Executive Officers in performing its duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income.

Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange.

In 2011, it also voluntarily adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA) based on the best corporate governance practices adopted in Brazil and abroad.

On March 9, 2012, all of the matters proposed to the Shareholders’ Meetings were approved.

For more information, visit www.bradescori.com.br - Corporate Governance.

Bradesco Shares

Number of Shares – Common and Preferred Shares (1)

	In thousands
	Jun12	Mar12	Jun11
Common Shares	1,909,839	1,909,839	1,909,911
Preferred Shares	1,907,931	1,907,931	1,912,397
Subtotal – Outstanding Shares	3,817,770	3,817,770	3,822,308
Treasury Shares	7,025	7,025	2,487
Total	3,824,795	3,824,795	3,824,795

(1) Stock bonus and splits during the periods were not included.

On June 30, 2012, Bradesco’s capital stock stood at R$30.1 billion, composed of 3,824,795 thousand no-par, book-entry shares, of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

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          Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Jun12%		Ownership of Capital (%)	Jun11%		Ownership of Capital (%)
Individuals	332,632	89.85	23.04	338,851	89.90	20.86
Companies	36,656	9.90	47.42	37,232	9.88	50.03
Subtotal Domiciled in Brazil	369,288	99.75	70.46	376,083	99.78	70.89
Domiciled Abroad	919	0.25	29.54	847	0.22	29.11
Total	370,207	100.00	100.00	376,930	100.00	100.00

On June 30, 2012, there were 369,288 shareholders domiciled in Brazil, accounting for 99.75% of total shareholders and holding 70.46% of all shares,	while a total of 919 shareholders are domiciled abroad, accounting for 0.25% of shareholders and holding 29.54% of shares.

Average Daily Trading Volume of Shares (1)

Bradesco shares are traded on BM&FBovespa and NYSE - New York Stock Exchange. Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares. In the first half of 2012, the average daily trading volume of ADRs was R$289 million, representing 56.7% of the total average daily trading volume of Bradesco shares.In the same period, the average daily trading volume of common and preferred shares on BM&FBovespa reached R$221 million, representing 43.3% of the total average daily trading volume of Bradesco shares.

(1) Average daily trading volume of shares listed on BM&FBovespa (BBDC3-ON and BBDC4-PN) and NYSE (BBD-ADR PN and BBDO-ADR ON).

   86   Report on Economic and Financial Analysis – June 2012

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4 (1)

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. If R$100 were invested in	December 2001, Bradesco shares would be worth R$824 at the end of June 2012, an appreciation above Ibovespa and CDI rates in the same period.

(1) Dividend reinvestment is considered.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	2Q12	1Q12	Variation %	1H12	1H11	Variation %
Adjusted Net Income per Share	0.75	0.75	-	1.50	1.46	2.7
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.212	0.208	1.9	0.420	0.410	2.4
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.233	0.229	1.7	0.462	0.450	2.7

	In R$ (unless otherwise stated)
	Jun12	Mar12	Variation %	Jun12	Jun11	Variation %
Book Value per Common and Preferred Share	16.74	15.21	10.1	16.74	13.82	21.1
Last Trading Day Price – Common Shares	25.00	27.32	(8.5)	25.00	26.78	(6.6)
Last Trading Day Price – Preferred Shares	29.94	31.89	(6.1)	29.94	31.70	(5.6)
Last Trading Day Price – ADR ON (US$) (2)	12.31	14.92	(17.5)	12.31	-	-
Last Trading Day Price – ADR PN (US$)	14.87	17.50	(15.0)	14.87	20.49	(27.4)
Market Capitalization (R$ million) (3)	104,869	113,021	(7.2)	104,869	111,770	(6.2)
Market Capitalization (R$ million) - Most Traded Share (4)	114,304	121,751	(6.1)	114,304	121,167	(5.7)

(1) Adjusted for corporate events in the periods;
(2) In March 2012, Bradesco launched a program of Level II ADRS backed by common shares;
(3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and
(4) Number of shares (excluding treasury shares) x closing price for deferred shares on the last trading day of the period.

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Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). We had access to 18 reports prepared	by these analysts on July 18, 2012. Below are recommendations and a consensus on the target price:

Recommendations %		Target Price for Dec/12 (R$)
Buy	61.1	Average	36.18
Keep	38.9	Standard Deviation	3.52
Sell	-	Higher	43.30
Under Analysis	-	Lower	29.00

For more information on target price and recommendation of each market analyst that monitors the performance of Bradesco shares,	visit the IR section at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On June 30, 2012, Bradesco’s market capitalization, considering the closing prices of common and preferred shares, was R$104.9 billion, down 7.2% compared to the previous quarter. Considering the closing price for preferred shares (most traded share), on the same date,

Bradesco’s market capitalization was R$114.3 billion, a 6.1% decrease when compared to the previous quarter. It is worth noting that Ibovespa went down by 15.7% in the quarter-on-quarter comparison.

   88   Report on Economic and Financial Analysis – June 2012

Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income (1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares	(1) In the last 12 months.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

(1) Note the increase of R$4,105 million in shareholders’ equity from the surplus value of some securities reclassified from “Held to Maturity” to “Available for Sale”, due to the adoption of CPCs 38 and 40 by the Insurance Group.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

Bradesco      89

          Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first half of 2012, a total of R$1,916 million was allocated to shareholders as Dividends and Interest on Shareholders’ Equity. In the last 12 months, total Dividends and Interest on	Shareholders’ Equity allocated to shareholders corresponded to 35.6% of book net income in the period, considering withholding income tax of 31.5% thereof.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprises Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBOVESPA), ISE (Corporate Sustainability Index), ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), and ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brasil Index of Madrid Stock Exchange.

Jun12	In % (1)
Ibovespa	3.9
IBrX-50	7.4
IBrX	7.4
IFNC	20.7
ISE	5.2
IGC	5.9
ITAG	11.4
ICO2	10.6

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

   90   Report on Economic and Financial Analysis – June 2012

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

              Additional Information

Informações Adicionais

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Jun12	Mar12	Jun11	Mar11
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.5	17.6	17.4
Savings Deposits	N/A	13.9	14.1	14.2
Time Deposits	N/A	12.9	14.3	14.0
Loan Operations	11.8 (1) (2)	11.9 (1)	12.6	12.6
Loan Operations - Vehicles Individuals (CDC + Leasing)	16.1 (1) (2)	16.2 (1)	16.8	17.2
Payroll-Deductible Loans	11.0 (1) (2)	11.1 (1)	11.3	11.3
Bradesco Collection (Balance)	N/A	25.3	26.7	26.8
Number of Branches	21,9	22.0	18.7	18.7
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	21.7	21.8	23.0
Brazilian Unified Tax Collection System Document (DAS)	N/A	16.2	17.2	17.2
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.2	14.2	14.6
Benefit Payment to Retirees and Pensioners	24,1	23.9	22.9	22.4
Banks – Source : Anbima
Investment Funds + Portfolios	18,0	17.6	16.6	16.5
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.5 (2)	23,4	25.0	23.2
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.4 (2)	23,2	25.0	23.0
Life Insurance and Personal Accident Premiums	17.3 (2)	17,3	16.3	16.0
Auto/Basic Lines (RE) Insurance Premiums	10.3 (2)	9,8	10.5	9.7
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.7 (2)	12,8	14.0	12.8
Health Insurance Premiums	47.0 (2)	46,7	47.4	49.4
Income from Pension Plan Contributions (excluding VGBL)	29.5 (2)	29,8	28.8	27.0
Capitalization Bond Income	22.2 (2)	21,2	21.3	21.2
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.6 (2)	29,7	30.2	30.2
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	29.2 (2)	27,0	32.8	28.5
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	25.3 (2)	25,3	24.8	21.6
Pension Plan Investment Portfolios (including VGBL)	32.9 (2)	33,1	34.2	34.4
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.2 (2)	18,8	18.5	19.0
Consortia – Source: Bacen
Real Estate	29.1 (2)	29,3	26.9	27.0
Auto	25.7 (2)	25.4	25.4	23.8
Trucks, Tractors and Agricultural Implements	17.6 (2)	17.7	16.9	16.8
International Area – Source: Bacen
Export Market	19.4 (1)	19.8	22.1	23.2
Import Market	17.7 (1)	18.3	17.9	19.1

(1) Bacen data for March 2012, May 2012 and June 2012 are preliminary; and

(2) Reference date: May 2012.

N/A – Not available.

   92   Report on Economic and Financial Analysis – June 2012

 Additional Information
Market Share of Products and Services

Bradesco provides its customers with all the ease, speed and modernity available in consulting and conducting financial transactions and acquiring products and services through technological Digital Channels (Internet banking, Bradesco Celular, ATMs and Fone Fácil Bradesco).

In addition to telephone services, via Fone Fácil, social networks have become an important point of contact between customers and Digital Channels, where presence and efficient service are fundamental in relations with the public. Bradesco Dia & Noite counts on trained professionals that work 24/7 with the public, mainly through Twitter and Facebook.

Reaffirming its commitment to social responsibility, disabled people and those with reduced mobility can rely on a number of tools using Bradesco Dia & Noite’s Digital Channels, including:

  Accessibility to the ATM Network for the visually-impaired and wheelchair users;
  Internet Banking utility for the visually impaired;
  Visual Mouse for those with motor disabilities;
  Personalized assistance for the hearing impaired, through digital language in Fone Fácil; and
  Bradesco Celular for the visually impaired.

Branch Network

Region	Jun12		Market Share	Jun11		Market Share
	Bradesco	Market		Bradesco	Market
North	279	1,003	27.8%	181	840	21.5%
Northeast	838	3,278	25.6%	549	2,819	19.5%
Mid-west	346	1,619	21.4%	304	1,500	20.3%
Southeast	2,409	11,236	21.4%	2,079	10,698	19.4%
South	778	4,086	19.0%	563	3,751	15.0%
Total	4,650	21,222	21.9%	3,676	19,608	18.7%

Compulsory Deposits/Liabilities

%	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10
Demand Deposits
Rate (2) (6)	43	43	43	43	43	43	43	43
Additional (3)	12	12	12	12	12	12	12	8
Liabilities (1)	28	28	28	28	29	29	29	29
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	15	15	15	15	14	14	14	18
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	15
Additional (3)	12	12	12	12	12	12	12	8
Free	68	68	68	68	68	68	68	77

(1) Liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012. For deposits made as from May 4, 2012, the Bank will collect (i) TR + interest of 6.17% p.a., if the Selic rate is higher than 8.5% p.a., or (ii) TR + 70% of the Selic rate, when the Selic rate is equal to or lower than 8.5% p.a.;
(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and
(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

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              Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco has invested heavily in innovative products and services, which have enabled for new service strategies. Information Technology is the main channel that has made it possible to increase ease, comfort and safety for customer in all initiatives and at all service points and electronic channels.

Among the technological innovations in the quarter, Bradesco entered into a partnership with Google, providing its individual entrepreneuring and SMEs customers with free access to several solutions that allow the disclosure of its products and services through the internet. Conecte seu Negócio (Connect your Business) is a program that makes available an electronic address (www domain), website development and implementation and free hosting services. Users also have access to a package of Bradesco solutions and services with exclusive conditions and benefits.

We launched the contactless Visa debit card, which allows customers to pay their purchases by placing the card close to the store’s terminal – the card does not need to be inserted nor the magnetic stripe needs to be read. The card is available to Prime customers and will be accepted in the accredited stores of Cielo network, providing faster and safer transactions for customers and establishments.

We have also launched the Bradesco Europa website, aimed at high income customers. The portal offers information on the areas of operation and activities, such as the Private Banking, in which customers are served by specialized professionals and a complete portfolio of products and services aimed at the Corporate Banking and Trade Finance segments, which includes information on working capital, Brazilian imports, export prepayment, among others, in addition to information on interbank and asset management transactions.

Alô Bradesco is now available on Facebook. An application allows customers to have access to a list of the main Q&A on several banking subjects. Customers can also send direct and restrict messages to the Bank. In this case, users can interact with the Bank and their posts will not be shown on their walls. As the application saves the contact history, users can keep track of the answers.

We also highlight that the implementation of the system architecture has provided significant gains, for better quality of services provided to customers, productivity gain, agility and safety.

We have an up-to-date technological environment, duly controlled and prepared to meet the demands of the growing volume of our customers’ business transactions. In the first half of 2012, Bradesco’s processing capacity increased by 4%, in view of the daily volume of 256 million transactions. Data storage capacity increased by 16%, allowing the Bank to offer more services and information to its customers.

As a prerequisite for its continuous expansion in the first half of 2012, Bradesco invested R$1,986 million in Infrastructure, Information Technology and Telecommunications.

The total amount invested in recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1H12	2011	2010	2009	2008
Infrastructure	273	1,087	716	630	667
Information Technology and Telecommunication	1,713	3,241	3,204	2,827	2,003
Total	1,986	4,328	3,920	3,457	2,670

   94   Report on Economic and Financial Analysis – June 2012

 Additional Information

Risk Management

Risk management is a highly strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing the conditions required to meet strategic goals while working to strengthen the Organization.

The Organization exercises the corporate control of risks in an integrated and independent manner, unifying policies, processes, criteria and methodology for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Capital Adequacy Ratio

In June 2012, Bradesco's Reference Shareholders' Equity amounted to R$90,201 million, versus a Required Reference Shareholders' Equity of R$58,506 million, resulting in an R$31,695 million capital margin. This figure was mostly impacted by the credit risk portion (PEPR), representing 89.0% of the risk-weighted assets.

The Capital Adequacy Ratio increased by 2.0 p.p., from 15.0% in March 2012 to 17.0% in June 2012, mainly due to: (i) the increase in mark-to-market adjustments, a result of the R$4,105 million increase from surplus value of some securities reclassified from “Held to Maturity” to “Available for Sale”, due to the adoption of CPCs 38 and 40 by the Insurance Group; and (ii) the eligibility of R$7,878 million in Subordinated Financial Bills, authorized by the Brazilian Central Bank, to be included under Tier II Capital.

Calculation Basis							R$ million
	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10
Reference Shareholders' Equity	90,201	75,705	71,476	68,806	62,524	59,923	56,147	55,920
Tier I	62,418	60,580	58,714	56,876	55,110	53,240	49,897	48,081
Shareholders' Equity	63,920	58,059	55,582	53,742	52,843	51,297	48,043	46,114
Mark-to-Market Adjustments	(1,865)	2,126	2,765	2,781	1,947	1,660	1,678	1,590
Reduction of Deferred Assets	(224)	(235)	(248)	(260)	(279)	(291)	(296)	(306)
Non-controlling Interest/Other	587	630	615	613	599	574	472	683
Tier II	27,890	15,231	12,865	12,063	7,544	6,809	6,373	8,079
Mark-to-Market Adjustments	1,865	(2,126)	(2,765)	(2,781)	(1,947)	(1,660)	(1,678)	(1,590)
Subordinated Debt	26,025	17,357	15,630	14,844	9,491	8,469	8,051	9,669
Deduction of Funding Instruments	(107)	(107)	(103)	(134)	(130)	(126)	(123)	(240)
Risk-weighted Assets	531,871	505,934	474,173	467,206	426,007	398,443	380,844	356,103
Required Reference Shareholders' Equity	58,506	55,653	52,159	51,393	46,861	43,829	41,892	39,171
Credit Risk	52,050	48,718	47,422	47,183	43,324	40,775	38,938	36,426
Operating Risk	3,313	3,313	2,810	2,810	2,690	2,690	2,574	2,574
Market Risk	3,143	3,622	1,927	1,400	847	364	380	171
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	31,695	20,052	19,317	17,413	15,663	16,094	14,255	16,749
Leverage Margin	288,136	182,293	175,609	158,303	142,393	146,309	129,591	152,264
Capital Adequacy Ratio	17.0%	15.0%	15.1%	14.7%	14.7%	15.0%	14.7%	15.7%

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              Additional Information

Disclosure to the Market

20-F Form

Since we have preferred and common ADR programs on NYSE, we prepare and disclose the 20-F Form on an annual basis. On April 30, 2012, we filed this document at the U.S. Securities and Exchange Commission (SEC) for the year ended December 31, 2011 and, for the first time, it includes the financial statements under IFRS. Previously, the financial statements accompanying the 20-F Form were prepared according to the North-American accounting principles (U.S. GAAP).

This document is available on the Investor Relations website: www.bradescori.com.br > Reports and Spreadsheets > SEC Fillings > 20-F Fillings.

Reference Form

In order to comply with CVM Instruction 480/09, on May 31, 2012, we filed the Reference Form at the Brazilian Securities and Exchange Commission (CVM). This document is prepared on an annual basis and restated in case of changes, as described in Article 24 thereof. In addition to the financial statements, the document presents the Organization’s risk factors, a description of its operations, information on controlling shareholders, Management’s comments on the Organization’s results and equity, among other significant matters.

The document is available on the Investor Relations website: www.bradescori.com.br > Reports and Spreadsheets > CVM Fillings.

   96   Report on Economic and Financial Analysis – June 2012

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

                         Independent Auditors’ Report

Reasonable assurance report from independent auditors on the supplementary financial information

To the Board of Directors

Banco Bradesco S.A.

Osasco – SP

Introduction

We have been engaged for the purpose of applying reasonable assurance procedures on the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") for the semester ended June 30, 2012, which is prepared under the Bradesco’s Management responsibility. Our responsibility is to issue a Reasonable Assurance Report on this supplementary accounting information.

Scope, procedures applied and limitations

The reasonable assurance procedures were performed in accordance with the Brazilian Accounting Standard (NBC) TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC), and with the International Standard on Assurance Engagements (ISAE) 3000 - issued by the International Auditing and Assurance Standards Board (IASB), both for assurance engagements other than audits or reviews of historical financial information.

The reasonable assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal control systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators by means of interviews with the managers responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed as of this date and / or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards. Additionally, our report does not provide reasonable assurance on the scope of future information (such as goals, expectations and future plans) and descriptive information which is subject to subjective evaluation.

Criteria for preparation of the supplementary accounting information

The supplementary accounting information disclosed in the Economic and Financial Analysis Report for the semester ended June 30, 2012 was prepared by the Bradesco’s Management, based on the consolidated financial information included in the financial statements and the criteria described in the Economic and Financial Analysis Report, aiming at enabling further analysis, but without being part of the financial statements disclosed on that date.

   98   Report on Economic and Financial Analysis – June 2012

                         Independent Auditors’ Report

Reasonable assurance report from independent auditors on the supplementary financial information

Conclusion

Based on the procedures applied, the supplementary accounting information included in the Economic and Financial Analysis Report for the semester ended June 30, 2012 are fairly presented, in all material aspects, in relation to the information referred to in the paragraph “Criteria for preparation of the supplementary accounting information”.

Osasco, July 20, 2012

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP 212059/O-0

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the first half of 2012, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The concerns with Europe have remained the center of attention in recent months, a period in which the global scenario was marked by a slowdown in economic activity, together with increased volatility and risk aversion. Although Brazil is by no means immune to the international situation, its prospects are certainly healthier than those of many other countries. In response to the various monetary and fiscal stimuli adopted, domestic growth in the second half should be higher than hitherto, thanks to the resumption of investments and the continuing expansion of household consumption.

The Bradesco Organization’s first-half highlights are listed below:

•      on March 5, the subsidiary Bradesco Securities Hong Kong Limited began operations in Hong Kong, China, with the aim of prospecting opportunities and distributing fixed-income and equity products. Thus Bradesco is expanding its international distribution channels and strengthening contacts with global investors, as well as allowing access to a new base of institutional investors;

•      on March 7 the Bank announced a 10% increase in monthly dividends per share paid to shareholders as of May 2012, in compliance with the Monthly Remuneration System, from R$0.014541175 to R$0.015995293 for common shares, and from R$0.015995293 to R$0.017594822 for preferred shares. On June 20, the Board of Directors approved a Board of Executive Officers proposal for the payment of monthly interest on shareholders’ equity, replacing monthly dividends, as of August 2012; and

•      on March 13, the Company’s ADRs (American Depositary Receipts, backed by common shares) began trading on the New York Stock Exchange.   The program is designed to meet demand from institutional investors and foreign investment funds. As a result, Bradesco’s common and preferred shares are now traded in the United States.

1.     Net Income for the Period

In the first half of 2012, Bradesco posted Net Income of R$5.626 billion, corresponding to earnings per share of R$1.47 and a return on average Shareholders’ Equity(*) of 20.28%. The annualized return on average Total Assets stood at 1.42%, versus 1.65% in the same period last year.

Taxes and contributions, including social security contributions, paid or provisioned, totaled R$11.483 billion, of which R$4.945 billion corresponded to taxes withheld and collected from third parties, and R$6.538 billion to taxes levied on the activities of the Bradesco Organization, equivalent to 116.21% of Net Income.

A total of R$1.916 billion was allocated to shareholders as Dividends and Interest on Shareholders’ Equity, of which R$1.122 billion was paid as monthly and interim dividends and R$794 million was provisioned. Interim Interest on Shareholders’ Equity, paid on July 18, 2012, represent 10 times the amount of monthly paid dividends.

2.     Paid-in Capital and Reserves

At the end of the first half, paid-in Capital Stock totaled R$30.100 billion. Together with Equity Reserves of R$33.820 billion, Shareholders’ Equity came to R$63.920 billion, 20.96% up on the same period last year and equivalent to a book value of R$16.74 per share.

Bradesco’s Market Capitalization, calculated based on its stock price, came to R$104.869 billion on June 30, 2012, equivalent to 1.64 times booked Shareholders’ Equity.

Managed Shareholders’ Equity was equivalent to 7.77% of consolidated Assets, which totaled R$830.520 billion, 20.49% more than in June 2011. Thus the Capital Adequacy Ratio came to 16.83% in the consolidated financial result and 16.96% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2099/94, in compliance with the Basel Committee. At the end of the half, the fixed asset ratio in relation to Consolidated Reference Assets, was 43.49% in the consolidated financial result and 18.19% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”. Bradesco further declares that the operations of Banco Bradescard S.A., the current name of Banco Ibi S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, in compliance with Article 8, Paragraph 3 of the Regulations attached to National Monetary Council Resolution 3040/02.

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Management Report

3.  Funding and Assets under Management

On June 30, 2012, total funding and assets under management came to R$1.131 trillion, up 21.04% in the same period in 2011, broken down as follows:

R$443.044  billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts, up by 17.28%;

R$383.589  billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, a 23.47% improvement;

R$171.015  billion in the exchange portfolio, borrowings and onlendings, working capital, payment and collection of taxes and related charges, funds from security and subordinated debt issues in Brazil and other funding operations, a 23% increase;

R$111.789   billion in technical provisions for insurance, supplementary pension plans and capitalization bonds, a 19% expansion; and

R$21.067    billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, representing US$10.423 billion.

4.  Loan Operations

At the end of the first half, consolidated loan operations stood at R$364.963 billion, 14.12% higher than in the same period in 2011, broken down as follows:

R$7.078      billion in advances on exchange contracts, giving a total export financing portfolio of US$14.830 billion;

US$3.141    billion in import financing in foreign currency;

R$9.588      billion in leasing operations;

R$15.624    billion in rural lending;

R$84.841    billion in consumer financing, including R$11.392 billion in credit card receivables;

R$52.876    billion in sureties and guarantees; and

R$30.747    billion in operations involving the onlending of foreign and domestic funds, mainly from the Brazilian Development Bank (BNDES), operating as one of the country’s main onlending agents.

In the real estate financing segment, Bradesco allocated R$7.212 billion to the construction and acquisition of homes, corresponding to 41,268 properties.

The consolidated allowance for loan losses stood at R$20.682 billion, equivalent to 7.41% of total loan operations, exceeding the minimum provisions required by the Brazilian Central Bank by R$4.010 billion.

5.  Bradesco Service Network

The Organization’s customer service network is present nationwide and in several locations abroad, offering high-quality and efficient products, services and solutions. At the close of the first half, this network comprised 53,850 service points, as well as 35,226 terminals in the Bradesco Dia & Noite Network, 34,727 of which also operating on weekends and holidays, in addition to 12,258 terminals in the Banco24Horas network, through which customers can make withdrawals, transfers and payments, obtain statements, check balances and solicit loans. In the payroll-deductible loans segment, the network had 1,061 Bradesco Promotora correspondent branches and, in the vehicles segment, 16,231 Bradesco Financiamento points of sale:

7,893   Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,626, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; and PAs: 3,243);

3          Overseas Branches, 1 in New York, and 2 in Grand Cayman;

10       Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco North America LLC and Bradesco Securities Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong, Bradesco Services Co. Ltd. in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman, and Bradescard México, Sociedad de Responsabilidad Limitada in Mexico);

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Management Report

40,476  Bradesco Expresso service points;

1,476    PAEs – in-company electronic service branches; and

3,992    External terminals in the Bradesco Dia & Noite ATM network and 10,459 ATMs in the Banco24Horas network, with 2,059 terminals shared by both networks.

6.  Banco Bradesco BBI

Bradesco BBI, the Organization’s investment bank, advises customers on share issues, mergers and acquisitions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. In the first half, Bradesco BBI executed operations worth over R$80.184 billion.

7.  Grupo Bradesco Seguros e Previdência

On June 30, 2012, Grupo Bradesco de Seguros e Previdência, one of the leaders in the insurance, capitalization bond and private pension plan segments, posted Net Income of R$1.786 billion and Shareholders’ Equity of R$17.202 billion. Net written insurance premiums, pension contributions and capitalization bond revenue totaled R$20.988 billion, 20.12% up on the same period in 2011.

8.  Corporate Governance

Bradesco’s presence in the Brazilian capital market dates from 1946, when its shares began trading on the Stock Exchange, slightly more than three years after its foundation. In 2001, its Level II ADRs (American Depositary Receipts, backed by preferred shares) were also listed on the NYSE and the Latibex (Madrid Stock Exchange). In the same year, it adhered voluntarily to Corporate Governance Level 1 of the BM&FBOVESPA – Securities, Commodities and Futures Exchange. In March 2012, its Level II ADRs (backed by common shares) were launched in the United States.

Bradesco’s Management comprises the Board of Directors and Board of Executive Officers Members of the Board of Directors are elected on an annual basis by the Annual Shareholders’ Meeting and are responsible for electing the members of the Board of Executive Officers.

The Fiscal Council, a non-permanent body, has been installed every year since 2002. The Annual Shareholders’ Meeting of March 9, 2012, resolved on its maintenance and its members' term of office will last until the next ASM in 2013.

In addition to 100% tag-along rights for common shares and 80% for preferred shares, Bradesco maintains an attractive dividend policy for its shareholders, guaranteeing minimum mandatory dividends equivalent to 30% of adjusted net income. Preferred shares are entitled to dividends 10% greater than those paid to common shares.

In July 2005, Bradesco was awarded an AA rating (Excellent Corporate Governance Practices), by Austin Rating, which was upgraded to AA+ in December 2011, thanks to the improvement of several of the Bank’s corporate governance practices.

Also in 2011, Bradesco voluntarily adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly-Held Companies (ABRASCA), adopting the “apply or explain” principle, in line with its determination to do everything possible to improve its governance.

In accordance with CVM Rule 381/03, in the first half, the Bradesco Organization did not contract nor was provided services by KPMG Auditores Independentes that were not related to the external audit exceeding 5% of the total external auditing fees. The additional services provided by the external auditors comprised previously agreed upon procedures for revising financial and control information and providing support for complying with fiscal requirements.

The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their clients’ interests.

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Summary of the Independent Auditor’s report: in the understanding of our Independent Auditors, the provision of the services described above does not affect either the independence or the objectivity needed to undertake external auditing services for Bradesco, its parent company and subsidiaries/associated companies, pursuant to the prevailing regulations and the above-mentioned policy.

8.1.  Internal Controls and Compliance

The effectiveness of the Organization’s internal controls is sustained on a tripartite basis by its people, processes and technology. We therefore employ skilled professionals exclusively dedicated to this purpose, supported by previously defined and established processes and appropriate technology for the needs of the business.

The internal controls and compliance policy and the corporate methodology are duly formalized, in accordance with the main control frameworks, including the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass business and technology aspects, respectively, National Monetary Council Resolution 2554/98, the Public Company Accounting Oversight Board (PCAOB) and Section 404 of the U.S. Sarbanes-Oxley Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act, the 20-F, a report that certifies the adequacy of internal controls, and the financial statements in IFRS for the fiscal year ended December 31, 2011, were filed with the Securities and Exchange Commission (SEC) in April 2012.

Internal controls are developed jointly with the areas responsible for the Organization’s various products, services and processes, whose adherence tests are applied with the required frequency, and the results reported to Bradesco’s Audit and Internal Controls and Compliance Committees, as well as the Board of Directors. In cases of non-compliance, corrective measures are implemented and monitored.

All of these procedures improve the quality of operational processes and propagate the importance of a culture of control, ratifying the improvement of best practices.

Prevention of Money Laundering and Terrorism Financing

Bradesco maintains specific policies, processes and systems to prevent and/or detect the utilization of its structure and products and/or services for money laundering purposes and the financing of terrorism.

The Organization invests substantially in improving its employees’ capacity to prevent these practices by offering training programs in various formats, including informative brochures, videos, video-classes, e-learning courses and on-site lectures.

Atypical cases are assessed by a commission made up of representatives from several areas and departments in order to decide on their submission to the proper authorities.

The effectiveness of the preventive actions is assured by the Executive Committee to Prevent Money Laundering and the Financing of Terrorism, which holds quarterly meetings to evaluate the work and the need to adopt certain measures in line with the rules issued by the regulatory agencies and best national and international practices.

Independent Authentication of Models

Internal business support models, whether created from statistical data or based on expert knowledge, facilitate the handling of critical issues, the improvement of processes and the standardization and streamlining of decisions in the context in which they are inserted. Internal models are submitted to an ongoing process of critical analysis, ensuring their high quality and ability to respond appropriately to their objectives.

This process is handled by a specialized area which is independent from the areas that actually create or use the models. It reports to managers, the internal auditors and the Integrated Risk Management and Capital Allocation Committee, in compliance with the best practices and guidelines of the New Capital Accord – Basel II and the requirements of the Brazilian Central Bank.

Information Security

At the Bradesco Organization, Information Security comprises a set of controls, procedures, processes, organizational structures, policies and rules to protect data with respect to confidentiality, integrity and availability. The bases for the protection of informationassets are described in Bradesco’s Information Security Policy and Rules.

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Based on best international standards and practices, the corporate awareness and training programs, as well as the above-mentioned policy and rules, are focused on protecting customers' data and the Organization's strategic information.

The Corporate Security Executive Committee meets on a quarterly basis to examine and approve directives, measures and guidelines to support the Organization’s information security processes and procedures.

8.2.  Information Disclosure and Transparency Policies

Regarding relations with investors and the market in general, Bradesco held 84 internal and external meetings with Brazilian and foreign investors in the first half, as well as 120 conference calls, 13 events in Brazil and 15 abroad, of which 5 were presentations to the Association of Analysts and Capital Market Professionals (APIMEC), and the 3rd Bradesco Open Day, aimed at investors from all over the world. It also published the Report on Economic and Financial Analysis, a highly detailed document containing readers' most requested information. In addition, it held 2 video chats with Bradesco’s Investor Relations Officer, geared towards individual investors, and participated in the Expomoney Fair in Curitiba (PR), Florianópolis (SC), Recife (PE) and Salvador (BA).

In the first half, 5 events were broadcast live on the internet, with simultaneous interpretation into English, democratizing access to information.

All information regarding the Bradesco Organization, such as its profile, history, shareholding structure, management reports, financial results, latest acquisitions and Apimec meetings, as well as general financial market information are available on Bradesco’s Investor Relations website at www.bradesco.com.br/ri.

The Bank also distributes the following booklets on a quarterly basis: Cliente Sempre em Dia, with a total circulation of 300 thousand copies, PrimeLine, with 200 thousand copies; and Revista Bradesco, with 1,200 copies. It also publishes its Fact Sheet on request, which contains the period financial highlights. All of these publications are targeted at the general public. The Bank’s Annual Report and Sustainability Report are published annually.

9.  Integrated Risk Control

9.1.  Risk Management

Risk management is a highly strategic activity due to the growing complexity of services and products and the globalization of the Organization's business. Market dynamism obliges us to continually improve this activity.

The Organization maintains corporate control over risks in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methods, models, and measurement and control tools, supported by a framework of statutory committees, including the Audit Committee, and executive committees. It also keeps employees at all levels, from the business areas to the Board of Directors, fully informed of any changes.

The management process allows risks to be proactively identified, measured, mitigated, monitored and reported, which is absolutely essential given the complexity of the Organization’s financial products and activities.

9.2.  Credit Risk

Credit risk management is a continuous and evolutionary process of mapping, measuring and diagnosing through the use of models, instruments and procedures which requires a high degree of discipline and control when analyzing operations and preserves the integrity and independence of processes. It covers all aspects related to the granting of loans, including characteristics of the borrower and credit concentration, guarantees and terms, from which the quality of the portfolio is derived.

The Organization continuously maps all activities that could generate exposure to credit risk, classifying them by probability and magnitude, and determines their managers, as well as measurement and mitigation plans. Control is exercised on a centralized and standardized corporate basis.

9.3.  Market risk

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization’s market risk exposure profile is conservative in nature and guidelines and limits are monitored independently on a daily basis.

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Control over activities exposed to market risk is exercised by all of the Organization’s companies in a corporate and centralized manner.

9.4.  Liquidity Risk

The Organization’s Market and Liquidity Risk Management Policy, together with the resulting rules and procedures, defines not only the minimum levels to be observed, including considerations of stress scenarios, but also the type of financial instruments in which funds should be invested and the operating strategy to be adopted if needed.

The liquidity risk management process involves the daily monitoring of the composition of available funds, compliance with minimum liquidity levels and contingency plans for stress situations. Positions are controlled and monitored in a centralized manner.

9.5.  Operational Risk

Operational risk management is essential for the generation of added value. Risk control is conducted in a centralized, consolidated manner through identification and measurement, and the application of mitigation and monitoring plans, by each of the Organization’s companies.

One of the most important operational risk management procedures is business continuity management, which consists of a set of plans to be implemented during crisis situations in order to ensure the recovery and continuity of business and prevent financial losses.

10. Human Resources

Bradesco’s Human Resources Management Policy is based on recognizing its employees’ performance and their potential for achievement. The Organization invests heavily in training programs in order to foster professional development. The outcome of these polices is reflected in the increasing quality and efficiency of our services. In the first half of 2012, 1,675 courses were administered to 1,137,945 employees. Benefits aimed at promoting the quality of life, well-being and security of its staff and their dependents covered 206,409 employees at the end of the period.

11.  Sustainability

Social and environmental issues and their impact on the country’s economic development are crucial for Bradesco's strategic planning. Since it began operations, its activities have been underpinned by such issues as education, individual development, banking inclusion and the promotion of citizenship. Initiatives in this area are grouped into three major pillars:

-  Sustainable Finances - aimed at fostering sustainable development through products that comply with social and environmental criteria. The concept of sustainable development is based on banking inclusion and the democratization of credit and is applied when approving and monitoring loans, and is also present in the products offered, such as lines of credit, investments, cards, insurance policies, private pension plans and capitalization bonds.

-  Responsible Management – consists of initiatives based on our Sustainability Policy, designed to value and develop the potential of employees and other members of the value chain, and on our commitment to the Global Compact, the Millennium Goals and the Equator Principles. As a result of these initiatives, Bradesco has been included in various sustainability indexes, including the NYSE’s Dow Jones Sustainability Index and the BM&BOVESPA’s Corporate Sustainability Index (ISE) and Carbon Efficient Index (ICO2), and has received a number of certifications and awards;

-  Social and Environmental Investments – through private sector investments, sponsorships and donations, the Organization contributes to environmental preservation, social inclusion and the development of its surrounding communities through educational, cultural and environmental projects and events. In this context, it is particularly worth mentioning Fundação Bradesco, the Bradesco Sports and Education Program, Fundação SOS Mata Atlântica and Fundação Amazonas Sustentável.

To learn more about Bradesco’s initiatives in this aspect, go to www.bancodoplaneta.com.br.

Fundação Bradesco

Fundação Bradesco, the Organization’s main social investment vehicle, has developed an extensive social and educational program in 40 schools located in all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions.

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This year, the budget of R$385.473 million will provide free, high-quality education to: a) 111,170 students enrolled in the following levels: basic education (kindergarten to high school), vocational training - high-school, youth and adult education, and preliminary and continuing vocational training, which focuses on creating jobs and income; b) around 300 thousand students who will conclude at least one of the various distance-learning courses (EaD) available on the e-learning portal; and c) 83 thousand beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação Program and technology courses (Educar e Aprender). The more than 50 thousand basic education students receive meals, medical and dental assistance, school supplies and uniforms free of charge.

The 10th edition of National Volunteer Day united 26,386 volunteers in 86 different locations across Brazil, including the 40 Fundação Bradesco schools and service points close to the schools’ facilities. All in all, more than 431 thousand initiatives were implemented in the educational, leisure, sports and environment areas, exemplifying solidarity and social awareness.

Bradesco Sports and Education Program

The Bradesco Sports and Education Program targets, for more than 25 years, the social inclusion and citizenship of children and teenagers through sports, education, health and well-being projects.

The Program is based in Osasco (SP), where it maintains 17 Training and Specialist Centers for teaching women’s volleyball and basketball in its Sports Development Center, Fundação Bradesco schools, sports centers, schools in the city’s public school system and private schools. Currently around 2 thousand girls, aged between 8 and 18, are taking part in the program, reinforcing Bradesco’s commitment to defending a country that is giving increasing value to recognizing talent, effort and the full exercise of citizenship.

12.  Recognitions

Rankings  – Bradesco received the following honors in the first half:

•     One of the ten most valuable brands in the global financial segment, according to a survey by Brand Finance consulting services in partnership with the British magazine The Banker, of the Financial Times group. Bradesco was ranked first among the Latin America Banks;

•      Elected Brazil’s most valuable private brand, according to a study by the specialized consulting firm, BrandAnalytics/Millward Brown published by IstoÉ Dinheiro magazine. In the overall rankings, which included state-owned companies, it was placed second among the 480 brands surveyed in 32 categories. The same firm voted Bradesco Latin America’s most valuable financial institution brand;

•      Elected one of the most solid banks in the world by a survey conducted by Bloomberg News, one of the most important international business and financial news agencies. Bradesco was placed 13th among 20 global institutions, and was the only truly Brazilian bank in the rankings;

•      Ranked first among the 200 Largest Groups and 50 Largest Banks operating in Brazil by Exame magazine’s Melhores e Maiores yearbook. It was also the leading private financial institution in terms of demand deposits and rural credit, with the largest number of account holders and active credit cards. Grupo Bradesco Seguros e Previdência occupied three of the top six positions in the insurance segment rankings through Bradesco Saúde (first), Bradesco Vida e Previdência and Bradesco Auto/RE;

•      Placed among the leaders in the 2012 Top Management ranking in a survey conducted by Standard & Poor’s, which listed the top fund managers in 2012, published in ValorInveste magazine, a Valor Econômico publication;

•       Elected the Best Company to Launch a Career With  in the Young Talent Retention category, by Você S/A magazine in a partnership with Fundação Instituto de Administração – FIA;

•     Elected the Best Bank in Latin America and Best Bank in Brazil in Euromoney magazine’s 2012 Awards for Excellence;

•     Granted the 2012 Consumidor Moderno Award for Excellence in Customer Service by Consumidor Moderno magazine (Grupo Padrão) in the Premium Bank and Credit Card categories;

•      Bradesco BBI headed the 2011 fixed income rankings, according to the Brazilian Association of Financial Market and Capital Entities - Anbima and was elected Brazil’s best investment bank by Global Finance magazine, a publication specializing in international finance;

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•      Bradesco Corretora was ranked first in the Top 10 General and Top 10 Basic categories in Agência Estado’s  AE Projeções rankings.

Ratings – National and international ratings agencies gave Bradesco the highest ratings attributed to Brazilian Banks in the first half, including:

•     Fitch Ratings discontinued its individual ratings worldwide, replacing them with viability ratings. Bradesco received an “a-“ viability rating. All of our other ratings were maintained;

•      Moody’s Investors Service credit risk rating agency maintained Bradesco’s long-term deposit rating in foreign currency at ‘Baa2’, with a positive outlook; its short-term deposit rating in foreign currency at 'Prime-2'; and its long-term senior note rating in foreign currency at ‘Baa1’, with a positive outlook; and

•      Standard & Poor’s upgraded its short-term ratings in foreign and domestic currency from ‘A3’ to ‘A2’.

13.  Acknowledgments

Bradesco’s growth strategy, always based on the principles of quality and efficiency, underlines its vocation for exceeding expectations, enabling it to achieve its first-half objectives. These advances were made possible thanks to the support and confidence of our shareholders and customers, the dedicated efforts of our employees and other personnel. We are grateful to all of you.

Cidade de Deus, July 20, 2012
Board of Directors and
Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

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Consolidated Statement of Financial Position – R$ thousand

Assets	2012		2011
	June	March	June
Current assets	600,200,821	553,655,600	495,155,119
Cash and due from banks (Note 6)	13,997,224	25,068,657	7,714,874
Interbank investments (Notes 3d and 7)	90,879,341	82,612,073	84,575,252
Investments in federal funds purchased and securities sold under agreements to repurchase	82,255,293	74,469,240	78,135,490
Interbank deposits	8,624,548	8,143,328	6,446,925
Allowance for loan losses	(500)	(495)	(7,163)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	254,725,288	218,767,488	179,004,354
Own portfolio	177,386,354	151,034,030	116,844,984
Subject to repurchase agreements	69,663,742	59,833,355	55,976,522
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,790,138	2,083,061	2,132,589
Subject to the Brazilian Central Bank	-	1,002,782	1,301,564
Underlying guarantee provided	3,310,813	3,151,456	1,681,830
Securities subject to unrestricted repurchase agreements	1,574,241	1,662,804	1,066,865
Interbank accounts	61,081,583	60,381,672	66,167,257
Unsettled payments and receipts	643,934	951,274	942,100
Restricted credits (Note 9):
- Compulsory deposits - Brazilian Central Bank	60,369,358	59,378,951	65,162,438
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	4,738	4,183	3,768
Correspondent banks	62,975	46,686	58,373
Interdepartmental accounts	886,060	657,894	351,747
Internal transfer of funds	886,060	657,894	351,747
Loan operations (Notes 3g, 10 and 32b)	119,765,169	113,165,127	105,362,190
Loan operations:
- Public sector	321,422	366,853	652,559
- Private sector	131,898,333	125,191,712	114,789,148
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,454,586)	(12,393,438)	(10,079,517)
Leasing operations (Notes 2, 3g, 10 and 32b)	4,771,440	5,152,273	6,286,286
Leasing receivables:
- Public sector	1,379	2,799	7,915
- Private sector	9,223,613	9,935,988	11,990,230
Unearned income from leasing	(3,941,539)	(4,232,441)	(5,052,005)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(512,013)	(554,073)	(659,854)
Other receivables	51,277,939	45,633,903	44,134,183
Receivables on sureties and guarantees honored (Note 10a-3)	8,553	12,717	2,221
Foreign exchange portfolio (Note 11a)	14,026,353	12,606,365	13,929,604
Receivables	645,354	678,862	577,556
Securities trading	4,003,933	2,302,357	775,579
Specific loans	2,429	2,521	2,241
Insurance premiums receivable	2,766,572	2,490,520	2,288,886
Sundry (Note 11b)	30,535,432	28,211,077	27,206,452
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(710,687)	(670,516)	(648,356)
Other assets (Note 12)	2,816,777	2,216,513	1,558,976
Other assets	1,162,736	1,069,481	651,886
Provision for losses	(580,793)	(526,964)	(226,188)
Prepaid expenses (Notes 3i and 12b)	2,234,834	1,673,996	1,133,278
Long-term receivables	214,862,040	220,239,481	182,415,829
Interbank investments (Notes 3d and 7)	1,978,788	2,078,310	1,571,961

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position – R$ thousand

Assets	2012		2011
	June	March	June
Interbank investments	1,978,788	2,078,310	1,571,961
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	67,781,988	76,191,967	52,420,217
Own portfolio	38,744,376	44,002,632	31,487,514
Subject to repurchase agreements	27,790,998	31,447,348	20,213,275
Derivative financial instruments (Notes 3f, 8e II and 32b)	361,803	182,324	126,483
Privatization currencies	77,905	79,040	84,482
Underlying guarantees provided	641,690	323,526	508,463
Securities subject to unrestricted repurchase agreements	165,216	157,097	-
Interbank accounts	542,574	535,932	513,597
Restricted credits (Note 9):
- SFH	542,574	535,932	513,597
Loan operations (Notes 3g, 10 and 32b)	109,806,071	108,044,297	97,325,583
Loan operations:
- Public sector	161,514	387,833	421,086
- Private sector	116,272,505	113,740,780	102,279,805
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,627,948)	(6,084,316)	(5,375,308)
Leasing operations (Notes 2, 3g, 10 and 32b)	3,933,203	4,395,335	6,173,084
Leasing receivables:
- Public sector	-	-	1,213
- Private sector	8,644,461	9,529,358	12,699,616
Unearned income from leasing	(4,339,656)	(4,721,642)	(5,927,391)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(371,602)	(412,381)	(600,354)
Other receivables	29,588,675	27,850,647	23,875,332
Foreign Exchange Portfolio (Note 11a)	323	-	-
Receivables	40,177	24,912	27,492
Securities trading	227,419	381,520	331,265
Sundry (Note 11b)	29,325,945	27,446,930	23,517,811
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(5,189)	(2,715)	(1,236)
Other assets (Note 12)	1,230,741	1,142,993	536,055
Other assets	392	417	565
Prepaid expenses (Notes 3i and 12b)	1,230,349	1,142,576	535,490
Permanent assets	15,457,567	15,654,443	11,736,065
Investments (Notes 3j, 13 and 32b)	1,889,084	2,076,240	1,698,969
Interest in unconsolidated companies - In Brazil	1,392,154	1,404,157	1,165,547
Other investments	771,421	935,070	796,546
Allowance for losses	(274,491)	(262,987)	(263,124)
Premises and equipment (Notes 3k and 14)	4,523,337	4,551,473	3,656,011
Premises	1,268,346	1,248,935	1,136,336
Other assets	9,061,663	8,887,808	7,800,510
Accumulated depreciation	(5,806,672)	(5,585,270)	(5,280,835)
Leased assets (Note 14)	-	55	1,857
Leased assets	-	6,218	11,783
Accumulated depreciation	-	(6,163)	(9,926)
Intangible assets (Notes 3l and 15)	9,045,146	9,026,675	6,379,228
Intangible assets	15,275,328	15,020,711	11,433,948
Accumulated amortization	(6,230,182)	(5,994,036)	(5,054,720)
Total	830,520,428	789,549,524	689,307,013

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position – R$ thousand

Liabilities	2012		2011
	June	March	June
Current liabilities	535,059,752	494,029,926	417,659,158
Deposits (Notes 3n and 16a)	139,504,779	131,568,893	134,653,507
Demand deposits	32,529,401	31,954,632	33,007,178
Savings deposits	62,308,096	59,924,012	54,810,856
Interbank deposits	412,796	482,386	324,862
Time deposits (Notes 16a and 32b)	44,254,486	39,207,863	46,481,304
Other deposits	-	-	29,307
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	200,285,905	181,624,768	131,111,286
Own portfolio	126,572,857	113,312,597	89,572,204
Third-party portfolio	65,861,245	61,894,820	34,995,792
Unrestricted portfolio	7,851,803	6,417,351	6,543,290
Funds from issuance of securities (Notes 16c and 32b)	25,103,651	19,429,843	8,396,679
Mortgage and real estate notes, letters of credit and others	21,651,406	18,589,426	7,998,513
Securities issued abroad	3,452,245	840,417	398,166
Interbank accounts	699,350	771,696	370,193
Correspondent banks	699,350	771,696	370,193
Interdepartmental accounts	2,919,179	2,458,454	2,666,561
Third-party funds in transit	2,919,179	2,458,454	2,666,561
Borrowing (Notes 17a and 32b)	11,312,452	10,292,348	10,385,661
Borrowing abroad	11,312,452	10,292,348	10,385,661
Onlending in Brazil - official institutions (Notes 17b and 32b)	12,983,528	11,240,822	10,406,049
National treasury	117,484	39,279	17,087
Brazilian Development Bank (BNDES)	6,019,023	4,379,583	4,115,691
Caixa Econômica Federal – Federal savings bank (CEF)	19,156	18,582	16,917
Fund for financing the acquisition of industrial machinery and equipment (Finame)	6,826,614	6,802,127	6,256,354
Other institutions	1,251	1,251	-
Onlending abroad (Notes 17b and 32b)	131,540	97,006	28,194
Onlending abroad	131,540	97,006	28,194
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,928,294	2,427,689	1,056,517
Derivative financial instruments	2,928,294	2,427,689	1,056,517
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	89,472,808	85,215,151	73,089,533
Other liabilities	49,718,266	48,903,256	45,494,978
Collection of taxes and other contributions	3,155,094	5,539,185	3,147,130
Foreign exchange portfolio (Note 11a)	6,733,556	5,953,095	7,907,699
Social and statutory	1,727,091	940,268	1,706,462
Tax and social security (Note 20a)	5,536,874	4,504,313	5,582,901
Securities trading	4,231,607	2,684,708	1,055,059
Financial and development funds	1,671	1,227	314
Subordinated debts (Notes 19 and 32b)	3,961,648	5,984,383	5,561,632
Sundry (Note 20b)	24,370,725	23,296,077	20,533,781
Long-term liabilities	230,338,330	236,184,169	217,700,996
Deposits (Notes 3n and 16a)	77,565,155	82,307,656	78,907,404
Interbank deposits	58,765	30,665	3,645
Time deposits (Notes 16a and 32b)	77,506,390	82,276,991	78,903,759
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	25,688,347	32,305,271	33,093,209

The accompanying Notes are an integral part of these Consolidated Financial Statements.

112           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – R$ thousand

Liabilities	2012		2011
	June	March	June
Own portfolio	25,683,210	32,305,271	33,077,199
Unrestricted portfolio	5,137	-	16,010
Funds from issuance of securities (Notes 16c and 32b)	26,054,278	29,052,505	20,646,883
Mortgage and real estate notes, letters of credit and others	17,122,483	20,411,717	14,107,106
Securities issued abroad	8,931,795	8,640,788	6,539,777
Borrowing (Notes 17a and 32b)	1,072,206	1,060,699	894,805
Borrowing abroad	1,072,206	1,060,699	894,805
Onlending in Brazil - official institutions (Notes 17b and 32b)	22,394,552	24,421,368	23,492,920
BNDES	6,665,410	8,513,856	8,794,621
CEF	44,381	47,675	55,845
FINAME	15,684,180	15,859,230	14,641,827
Other institutions	581	607	627
Derivative financial instruments (Notes 3f, 8e II and 32b)	639,791	275,090	164,815
Derivative financial instruments	639,791	275,090	164,815
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	22,316,296	21,737,981	20,848,770
Other liabilities	54,607,705	45,023,599	39,652,190
Tax and social security (Note 20a)	19,302,197	15,846,927	16,822,804
Subordinated debts (Notes 19 and 32b)	30,129,473	24,137,868	19,002,079
Sundry (Note 20b)	5,176,035	5,038,804	3,827,307
Deferred income	615,363	646,106	505,228
Deferred income	615,363	646,106	505,228
Non-controlling interests in subsidiaries (Note 22)	586,895	630,264	598,863
Shareholders' equity (Note 23)	63,920,088	58,059,059	52,842,768
Capital:
- Domiciled in Brazil	29,721,761	29,687,681	29,696,713
- Domiciled abroad	378,239	412,319	403,287
Capital reserves	11,441	11,441	11,441
Profit reserves	30,442,327	28,572,787	23,055,876
Asset valuation adjustments	3,551,255	(440,234)	(261,458)
Treasury shares (Notes 23d and 32b)	(184,935)	(184,935)	(63,091)
Shareholders’ equity managed by the Parent Company	64,506,983	58,689,323	53,441,631
Total	830,520,428	789,549,524	689,307,013

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco      113

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – R$ thousand

	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Revenues from financial intermediation	23,807,426	24,146,627	47,954,053	42,130,438
Loan operations (Note 10j)	12,803,365	12,171,218	24,974,583	21,794,656
Leasing operations (Note 10j)	294,714	362,312	657,026	888,027
Operations with securities (Note 8h)	8,192,519	7,529,676	15,722,195	11,128,731
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	2,202,039	3,151,543	5,353,582	4,960,069
Derivative financial instruments (Note 8h)	(1,239,251)	(611,325)	(1,850,576)	172,037
Foreign exchange operations (Note 11a)	513,472	269,915	783,387	271,421
Compulsory deposits (Note 9b)	1,021,987	1,254,521	2,276,508	2,871,647
Sale or transfer of financial assets	18,581	18,767	37,348	43,850

Financial intermediation expenses	17,153,234	15,671,016	32,824,250	26,644,353
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	9,221,738	9,720,643	18,942,381	18,779,117
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	1,496,462	2,197,321	3,693,783	3,085,279
Borrowing and onlending (Note 17c)	2,784,628	454,628	3,239,256	(441,349)
Leasing operations (Note 10j)	-	150	150	2,125
Allowance for loan losses (Notes 3g, 10g and 10h)	3,650,406	3,298,274	6,948,680	5,219,181

Gross income from financial intermediation	6,654,192	8,475,611	15,129,803	15,486,085

Other operating income (expenses)	(3,656,379)	(3,866,337)	(7,522,716)	(6,752,498)
Fee and commission income (Note 24)	4,174,080	3,995,289	8,169,369	7,043,422
- Other fee and commission income	3,205,187	3,088,372	6,293,559	5,487,536
- Revenues from banking fees	968,893	906,917	1,875,810	1,555,886
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	11,492,157	9,348,734	20,840,891	17,352,002
- Net premiums written	11,570,205	9,417,553	20,987,758	17,472,664
- Reinsurance premiums	(78,048)	(68,819)	(146,867)	(120,662)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(6,078,714)	(4,136,867)	(10,215,581)	(8,245,408)
Retained claims (Note 3o)	(3,109,635)	(3,080,226)	(6,189,861)	(5,442,389)
Capitalization bonds drawings and redemptions (Note 3o)	(799,815)	(708,690)	(1,508,505)	(1,190,916)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(551,293)	(545,884)	(1,097,177)	(901,100)
Personnel expenses (Note 25)	(3,047,277)	(2,878,257)	(5,925,534)	(5,040,556)
Other administrative expenses (Note 26)	(3,321,881)	(3,290,486)	(6,612,367)	(6,129,579)
Tax expenses (Note 27)	(813,295)	(1,122,377)	(1,935,672)	(1,923,341)
Equity in the earnings of unconsolidated companies (Note 13b)	18,610	40,167	58,777	50,065
Other operating income (Note 28)	767,200	885,756	1,652,956	4,359,442
Other operating expenses (Note 29)	(2,386,516)	(2,373,496)	(4,760,012)	(6,684,140)
Operating income	2,997,813	4,609,274	7,607,087	8,733,587
Non-operating income (Note 30)	(99,600)	(12,636)	(112,236)	(129,542)
Income before income taxes and social contribution and non-controlling interests	2,898,213	4,596,638	7,494,851	8,604,045
Income taxes and social contribution (Notes 34a and 34b)	(49,196)	(1,786,384)	(1,835,580)	(3,018,917)
Non-controlling interests in subsidiaries	(16,049)	(17,718)	(33,767)	(97,700)
Net income	2,832,968	2,792,536	5,625,504	5,487,428

The accompanying Notes are an integral part of these Consolidated Financial Statements.

114           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – R$ thousand

	Events	Capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Capital stock	Unrealized capital	Share premium	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase with reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Share premium	-	-	-	-	-	-	-	-	(53,042)	-	(53,042)
	Acquisition of treasury shares	-	-	11,441	-	-	-	-	-	-	-	11,441
	Asset valuation adjustments	-	-	-	-	-	-	(24,396)	(245,361)	-	-	(269,757)
	Net income	-	-	-	-	-	-	-	-	-	5,487,428	5,487,428
Allocations:	- Reserves	-	-	-	-	274,371	3,336,905	-	-	-	(3,611,276)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(1,560,353)	(1,560,353)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(315,799)	(315,799)
	Balances on June 30, 2011	30,100,000	-	11,441	-	2,992,370	20,063,506	147,898	(409,356)	(63,091)	-	52,842,768

	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(1,826)	-	(1,826)
	Asset valuation adjustments	-	-	-	-	-	-	323,981	314,984	-	-	638,965
	Net income	-	-	-	-	-	-	-	-	-	2,792,536	2,792,536
Allocations:	- Reserves	-	-	-	-	139,627	1,700,629	-	-	-	(1,840,256)	-
	- Interest on supplementary shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(777,420)	(777,420)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(174,860)	(174,860)
	Balances on March 31, 2012	30,100,000	-	11,441	-	3,409,039	25,163,748	(4,362)	(435,872)	(184,935)	-	58,059,059
	Asset valuation adjustments	-	-	-	-	-	-	244,836	3,746,653	-	-	3,991,489
	Net income	-	-	-	-	-	-	-	-	-	2,832,968	2,832,968
Allocations:	- Reserves	-	-	-	-	141,648	1,727,892	-	-	-	(1,869,540)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(771,080)	(771,080)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(192,348)	(192,348)
	Balances on June 30, 2012	30,100,000	-	11,441	-	3,550,687	26,891,640	240,474	3,310,781	(184,935)	-	63,920,088

	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(1,826)	-	(1,826)
	Asset valuation adjustments	-	-	-	-	-	-	568,817	4,061,637	-	-	4,630,454
	Net income	-	-	-	-	-	-	-	-	-	5,625,504	5,625,504
Allocations:	- Reserves	-	-	-	-	281,275	3,428,521	-	-	-	(3,709,796)	-
	- Interest on shareholders’ equity provisioned and/or provisioned	-	-	-	-	-	-	-	-	-	(1,548,500)	(1,548,500)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(367,208)	(367,208)
	Balances on June 30, 2012	30,100,000	-	11,441	-	3,550,687	26,891,640	240,474	3,310,781	(184,935)	-	63,920,088

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco      115

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Value Added Statement – R$ thousand

Description	2012						2011
	2nd Quarter	%	1st Quarter	%	1st Half	%	1st Half	%
1) Income	23,836,763	342.6	24,476,555	278.7	48,313,318	307.0	43,541,615	274.0
1.1) Financial intermediation	23,807,426	342.2	24,146,627	275.0	47,954,053	304.7	42,130,438	265.1
1.2) Fee and commission	4,174,080	60.0	3,995,289	45.5	8,169,369	51.9	7,043,422	44.3
1.3) Allowance for loan losses	(3,650,406)	(52.5)	(3,298,274)	(37.6)	(6,948,680)	(44.1)	(5,219,181)	(32.8)
1.4) Other	(494,337)	(7.1)	(367,087)	(4.2)	(861,424)	(5.5)	(413,064)	(2.6)
2) Financial intermediation expenses	(13,502,828)	(194.1)	(12,372,742)	(140.9)	(25,875,570)	(164.4)	(21,425,172)	(134.8)
3) Inputs acquired from third-parties	(2,721,217)	(39.1)	(2,707,119)	(30.8)	(5,428,336)	(34.6)	(5,102,485)	(32.1)
Materials, water, electricity and gas	(141,518)	(2.0)	(157,351)	(1.8)	(298,869)	(1.9)	(291,103)	(1.8)
Outsourced services	(832,281)	(12.0)	(832,417)	(9.5)	(1,664,698)	(10.6)	(1,713,146)	(10.8)
Communication	(415,221)	(6.0)	(409,514)	(4.7)	(824,735)	(5.2)	(768,613)	(4.8)
Financial system services	(162,944)	(2.3)	(163,397)	(1.9)	(326,341)	(2.1)	(229,825)	(1.4)
Advertising and marketing	(162,191)	(2.3)	(152,510)	(1.7)	(314,701)	(2.0)	(395,887)	(2.5)
Transportation	(214,702)	(3.1)	(212,324)	(2.4)	(427,026)	(2.7)	(358,904)	(2.3)
Data processing	(267,944)	(3.9)	(262,204)	(3.0)	(530,148)	(3.4)	(444,380)	(2.8)
Maintenance and repairs	(145,141)	(2.1)	(145,616)	(1.7)	(290,757)	(1.8)	(261,425)	(1.6)
Security and surveillance	(104,772)	(1.5)	(100,240)	(1.1)	(205,012)	(1.3)	(155,935)	(1.0)
Travel	(33,566)	(0.5)	(32,926)	(0.4)	(66,492)	(0.4)	(70,881)	(0.4)
Other	(240,937)	(3.4)	(238,620)	(2.6)	(479,557)	(3.2)	(412,386)	(2.7)
4) Gross value added (1-2-3)	7,612,718	109.4	9,396,694	107.0	17,009,412	108.0	17,013,958	107.1
5) Depreciation and amortization	(673,855)	(9.7)	(654,696)	(7.5)	(1,328,551)	(8.4)	(1,170,985)	(7.4)
6) Net value added produced by the entity (4-5)	6,938,863	99.7	8,741,998	99.5	15,680,861	99.6	15,842,973	99.7
7) Value added received through transfer	18,610	0.3	40,167	0.5	58,777	0.4	50,065	0.3
Equity in the earnings (losses) of unconsolidated companies	18,610	0.3	40,167	0.5	58,777	0.4	50,065	0.3
8) Value added to distribute (6+7)	6,957,473	100.0	8,782,165	100.0	15,739,638	100.0	15,893,038	100.0
9) Value added distributed	6,957,473	100.0	8,782,165	100.0	15,739,638	100.0	15,893,038	100.0
9.1) Personnel	2,641,467	38.0	2,490,642	28.3	5,132,109	32.7	4,371,681	27.6
Salaries	1,401,945	20.2	1,353,564	15.4	2,755,509	17.5	2,341,764	14.7
Benefits	616,593	8.9	585,851	6.7	1,202,444	7.6	1,005,968	6.3
Government Severance Indemnity Fund for Employees (FGTS)	129,744	1.9	121,295	1.4	251,039	1.6	216,633	1.4
Other	493,185	7.0	429,932	4.8	923,117	6.0	807,316	5.2
9.2) Taxes, Fees and Contributions	1,268,301	18.2	3,296,376	37.5	4,564,677	29.0	5,611,133	35.3
Federal	1,132,576	16.3	3,156,858	35.9	4,289,434	27.3	5,384,172	33.9
State	1,947	-	1,645	-	3,592	-	2,109	-
Municipal	133,778	1.9	137,873	1.6	271,651	1.7	224,852	1.4
9.3) Value distributed to providers of capital	198,688	2.8	184,893	2.1	383,581	2.4	325,096	2.0
Rentals	195,702	2.8	182,515	2.1	378,217	2.4	319,370	2.0
Asset leasing	2,986	-	2,378	-	5,364	-	5,726	-
9.4) Value distributed to shareholders	2,849,017	41.0	2,810,254	32.1	5,659,271	35.9	5,585,128	35.1
Interest on shareholders’ equity	771,080	11.1	777,420	8.9	1,548,500	9.8	1,560,353	9.8
Dividends	192,348	2.8	174,860	2.0	367,208	2.3	315,799	2.0
Retained earnings	1,869,540	26.9	1,840,256	21.0	3,709,796	23.6	3,611,276	22.7
Non-controlling interests in retained earnings	16,049	0.2	17,718	0.2	33,767	0.2	97,700	0.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

116           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows – R$ thousand

	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Cash flow from operating activities:
Net Income before income tax and social contribution	2,898,213	4,596,638	7,494,851	8,604,045
Adjustments to Net Income before income tax and social contribution	6,823,546	7,212,042	14,035,588	14,581,750
Allowance for loan losses	3,650,406	3,298,274	6,948,680	5,219,181
Depreciation and amortization	673,855	654,696	1,328,551	1,170,985
Losses from/provisions for asset impairment	-	-	-	5,967
(Reversal)/expenses with civil, labor and tax provisions	878,092	1,051,791	1,929,883	4,905,664
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	1,496,462	2,197,321	3,693,783	3,085,279
Equity in the earnings (losses) of unconsolidated companies	(18,610)	(40,167)	(58,777)	(50,065)
(Gain)/loss on sale of investments	(5,361)	(29,205)	(34,566)	-
(Gain)/loss on sale of fixed assets	1,892	4,646	6,538	2,784
(Gain)/loss on sale of foreclosed assets	45,114	50,355	95,469	127,687
Other	101,696	24,331	126,027	114,268
Adjusted net income before taxes	9,721,759	11,808,680	21,530,439	23,185,795
Decrease in interbank investments	10,146,122	16,799,797	26,945,919	1,141,492
(Increase)/decrease in securities and derivative financial instruments	(12,613,127)	25,598,473	12,985,346	(10,013,598)
(Increase)/decrease in interbank and interdepartmental accounts	444,067	(1,885,745)	(1,441,678)	(1,493,745)
(Increase) in loan and leasing operations	(11,121,829)	(4,203,682)	(15,325,511)	(22,497,236)
(Increase) in insurance premiums receivable	(273,531)	(167,925)	(441,456)	(371,824)
Increase in technical reserves for insurance, pension plans and capitalization bonds	3,339,510	1,102,819	4,442,329	3,675,933
Increase/(decrease) in deferred income	(30,743)	(25,223)	(55,966)	144,873
(Increase) in other receivables and other assets	(6,209,857)	(3,253,062)	(9,462,919)	(8,553,849)
(Increase)/decrease in compulsory deposits in the Brazilian Central Bank	(990,407)	11,831,805	10,841,398	34,581
Increase/(decrease) in deposits	3,193,384	(3,547,677)	(354,293)	20,360,312
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	12,044,214	16,481,811	28,526,025	(7,292,665)
Increase in funds from issuance of securities	2,675,581	6,960,186	9,635,767	11,369,611
Increase/(decrease) in borrowings and onlending	782,034	(6,134,694)	(5,352,660)	7,011,404
Increase in other liabilities	3,949,169	6,254,535	10,203,704	4,364,515
Income tax and social contribution paid	(746,093)	(3,681,591)	(4,427,684)	(3,466,796)
Net cash provided by/(used in) operating activities	14,310,253	73,938,507	88,248,760	17,598,803
Cash flow from investing activities:
(Purchases)/proceeds from available-for-sale securities	(9,379,757)	(52,283,516)	(61,663,273)	(6,782,363)
(Purchases)/proceeds from held-to-maturity securities	(666,064)	47,590	(618,474)	(888,679)
Proceeds from sale of foreclosed assets	6,061	51,158	57,219	104,863
Sale of investments	83,120	33,096	116,216	2,594
Proceeds from the sale of premises and equipment and operating leased assets	96,629	167,983	264,612	8,398
Acquisition of foreclosed assets	(211,634)	(150,389)	(362,023)	(289,465)
Acquisition of investments	(824)	(1,409)	(2,233)	(130,249)
Acquisition of premises and equipment and operating leased assets	(348,391)	(546,919)	(895,310)	(439,797)
Acquisition of intangible assets	(414,618)	(427,942)	(842,560)	(630,921)
Dividends and interest on shareholders' equity received	44,732	9,600	54,332	49,765
Net cash provided by/(used in) investing activities	(10,790,746)	(53,100,748)	(63,891,494)	(8,995,854)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	3,968,869	3,212,160	7,181,029	(1,751,235)
Capital increase	-	-	-	1,511,441
Dividends and interest on shareholders’ equity paid	(186,518)	(2,364,275)	(2,550,793)	(2,300,298)
Decrease/Increase in non-controlling interests	(59,418)	(2,712)	(62,130)	29,627
Acquisition of own shares	-	(1,826)	(1,826)	(53,042)
Net cash provided by/(used in) financing activities	3,722,933	843,347	4,566,280	(2,563,507)
Net increase/(decrease) in cash and cash equivalents	7,242,440	21,681,106	28,923,546	6,039,442
Cash and cash equivalents – at the beginning of the period	58,541,258	36,860,152	36,860,152	36,240,382
Cash and cash equivalents – at the end of the period	65,783,698	58,541,258	65,783,698	42,279,824
Net increase/(decrease) in cash and cash equivalents	7,242,440	21,681,106	28,923,546	6,039,442

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Table of Contents of the Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Bradesco, subdivided as follows:

Page

1) OPERATIONS	119
2) PRESENTATION OF THE FINANCIAL STATEMENTS	119
3) SIGNIFICANT ACCOUNTING POLICIES	121
4) INFORMATION FOR COMPARISON PURPOSES	130
5) STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT	131
6) CASH AND CASH EQUIVALENTS	132
7) INTERBANK INVESTMENTS	133
8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	134
9) INTERBANK ACCOUNTS – COMPULSORY DEPOSITS	149
10) LOAN OPERATIONS	150
11) OTHER RECEIVABLES	163
12) OTHER ASSETS	164
13) INVESTMENTS	165
14) PREMISES AND EQUIPMENT AND LEASED ASSETS	167
15) INTANGIBLE ASSETS	168
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	170
17) BORROWING AND ONLENDING	175
18) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY	176
19) SUBORDINATED DEBT	180
20) OTHER LIABILITIES	183
21) INSURANCE, PENSION PLAN AND CAPITALIZATION BOND OPERATIONS	184
22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES	187
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	187
24) FEE AND COMMISSION INCOME	190
25) PERSONNEL EXPENSES	190
26) OTHER ADMINISTRATIVE EXPENSES	191
27) TAX EXPENSES	191
28) OTHER OPERATING INCOME	191
29) OTHER OPERATING EXPENSES	192
30) NON-OPERATING INCOME	192
31) RELATED PARTY TRANSACTIONS (DIRECT AND INDIRECT)	193
32) FINANCIAL INSTRUMENTS	195
33) EMPLOYEE BENEFITS	205
34) INCOME TAX AND SOCIAL CONTRIBUTION	206
35) OTHER INFORMATION	209

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Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that offers multiple services by carrying out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the Bradesco Organization’s companies, working in an integrated manner in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS), and consider the financial statements of leasing companies based on the finance lease accounting method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

In the preparation of our consolidated financial statements, intercompany transactions, including investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity due to non-controlling  interests were accounted for in a separate line item. In the case of investments which are jointly controlled with other shareholders, asset, liability and income and loss components were proportionally consolidated in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries/affiliates and jointly-controlled entities is included in investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement accounts together with changes in the value of derivative financial instruments and borrowing and onlending operations, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated losses from loan operations; estimates of the fair value of certain financial instruments; civil, tax and labor provisions; losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets; other provisions; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those established by these estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 20, 2012.

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Notes to the Consolidated Financial Statements

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership interest
		2012		2011
		June 30	March 31	June 30
Financial Area – Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Leasing Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A. (1) (2)	Banking	100.00%	96.23%	-
Bradesco Leasing S.A. Leasing Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A. (3)	Cards	100.00%	100.00%	100.00%
Cielo S.A. (4)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area – Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A. (6)	Real estate	100.00%	100.00%	-
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%
(1)  Company acquired at an auction held by the Rio de Janeiro State Government in May 2011, consolidated as of November 2011, after approval by Bacen;

(2)  Increase in ownership interest due to acquisition of shares at an auction held in May 2012 and redemption of shares from non-controlling shareholders in June 2012;

(3)  Current name of Banco Ibi S.A;

(4)  Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;

(5)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(6)  Company incorporated in October 2011.

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Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING POLICIES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and income or loss are adjusted to comply with accounting practices adopted in Brazil and translated into reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are allocated in the period’s income statement to items “Derivative Financial Instruments” and “Borrowing and Onlending Operations”.

b)   Determination of net income

Net income is determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of net income in the period to which they relate, simultaneously when correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and income and expenses related to future periods are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are updated to the reporting date.

Insurance and coinsurance premiums, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are recognized in income after issuance of corresponding insurance policies and invoices, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of unearned premiums reserve and deferred selling expenses (deferred acquisition costs). Revenues from premiums and the corresponding selling expenses (deferred acquisition costs), relating to risks in effect but not issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Revenues and expenses arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations with IRB Brasil Resseguros S.A. are recorded based on operating and financial transactions sent by IRB whereas operations with other reinsurance companies are recorded based on accounting subject to their analysis. The deferral of reinsurance premiums granted is solidly conducted with the corresponding reinsurance premium and/or reinsurance contract.

The brokerage and obtainment of new insurance operations are deferred and recorded in the income statement within a 12-month period on a straight-line basis.

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Notes to the Consolidated Financial Statements

Pension plan contributions and life insurance premiums with a survival clause are recognized in the income statement as they are received.

Income from capitalization bonds are accounted as of its effective receipt. As of 2011, the Company began recognizing expired securities. Revenues from expired capitalization plans are recorded after the statute of limitation, as per Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized as they are incurred. Payments of redemptions through drawings are recorded as expenses within the month they are made.

Expenses with technical reserves for pension plans and capitalization bonds are recorded when their corresponding revenues are recognized.

c)   Cash and cash equivalents

Cash and cash equivalents are represented by: cash in domestic and foreign currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, with maturity at inception of 90 days or less and present an insignificant risk of change in fair value, used by Bradesco to manage its short-term commitments.

The breakdown of cash and cash equivalents and investments recorded in cash and cash equivalents is presented in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are recorded at fair value. Other investments are recorded at acquisition cost, plus income earned up to the reporting date, net of loss accrual, when applicable.

The breakdown, terms and proceeds relating to interbank investments is presented in Note 7.

e)   Securities – Classification

•      Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at the acquisition cost, plus income earned and adjusted to market value in the income statement for the period;

•      Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at their acquisition cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax effects, which will be recognized in profit or loss only  when effectively realized; and

•      Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized in profit or loss for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

The classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

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Notes to the Consolidated Financial Statements

f)    Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of entering into the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customers’ requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as a:

•      Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•      Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of tax effects, in a specific account in shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

The breakdown of amounts included in derivative financial instruments, in equity and memorandum accounts, is disclosed in Note 8 (e to h).

g)   Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for customer risk rating purposes as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For operations with unexpired terms more than 36 months, the past-due periods are doubled, as allowed by CMN Resolution 2,682/99.

Interest and adjustment for inflation on past-due operations are recognized only up to the 59th day they are past due. From the 60th day, they are recognized in deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and that were recorded in memorandum accounts are rated as “H” level and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

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Notes to the Consolidated Financial Statements

The estimated allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

Types, figures, terms, risk levels, concentration, economic activity sector, renegotiation and income from loan operations, as well as the breakdown of expenses and equity accounts of allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax and social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments of securities are recorded in “Other Liabilities – Tax and Social Security”. Only the income tax rate applies to the tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at a rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have an effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, the statement of their calculation, origin and expectation of realization of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by payments for future benefits or services, which are recognized in the income statement according to the accrual method of accounting.

Incurred costs related to corresponding assets that will generate revenues in subsequent periods are recorded in the income statement according to terms and amounts of benefits expected and written-off directly in the income statement, when corresponding assets and rights are no longer part of the institution’s assets or future expected benefits may no longer be realized.

The breakdown of prepaid expenses is presented in Note 12b.

j)    Investments

Investments in subsidiaries, jointly-controlled entities and unconsolidated companies, with significant influence over the investee or ownership of 20% or more in voting capital, are evaluated by the equity method of accounting.

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Notes to the Consolidated Financial Statements

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

Subsidiaries’ and jointly-controlled entities’ accounts were included in the consolidated financial statements, and their breakdown is detailed in Note 2. The breakdown of unconsolidated companies, as well as of other investments, is presented in Note 13.

k)   Premises and equipment

Relate to tangible assets used in the Bank’s activities or acquired for this purpose, including those from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated using the straight-line method according to the estimated economic useful life of assets, as follows: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a., and reduced by impairment provisions, when applicable.

The breakdown of asset costs and corresponding depreciation, including those arising from operating leases, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Intangible assets are intangible rights acquired for business activities or used with that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquisition of the right to provide banking services: this is recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and reduced by impairment provisions, when applicable; and

•       Software: recorded at cost less amortization calculated using the straight-line method during the estimated useful life (20% to 50% p.a.), which is estimated as of the date it is available for use and reduced by impairment provisions, when applicable. Internal software development costs are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

The breakdown of goodwill and other intangible assets, including transactions of these rights by class, is presented in Note 15.

m)  Asset impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment. If an impairment loss is recognized, it must be recognized in the income statement for the period when the book value of an asset exceeds its recoverable value calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash generating unit, whichever is highest.

A cash generating unit is the smallest identifiable group of assets that generates cash flows substantially independent from other assets and groups.

Impairment losses, when applicable, are presented in Note 15 (b and c).

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Notes to the Consolidated Financial Statements

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the reporting date, on a daily prorated basis.

The breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as its terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves related to insurance, pension plan and capitalization bond activities

•       Damage, health and group insurance lines, except individual life:

-       The unearned premiums reserve (PPNG) daily calculated on a pro-rata basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to risk periods not arising from insurance policies, and includes the estimate for risks in effect but not issued (RVNE);

-       The complementary reserve for premium (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-       The premium deficiency reserve is recorded when there is insufficiency of the unearned premium reserve to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation. For individual life insurance, the reserve is recorded to cover differences between the expected present value of indemnities and related future expenses and the expected present value from future premiums;

-       The mathematical reserve for unvested benefits (PMBaC) is calculated using the difference between the current amount of future benefits and the current amount of future contributions, corresponding to liabilities assumed;

-       The reserve for vested benefits from the individual health plan portfolio refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formula included in the actuarial technical note approved by ANS;

-       The reserve for vested benefits from the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its recognition complies with Normative Resolution 75/04 of ANS, and premiums for the payment release of “Bradesco Saúde policyholders - Plano GBS”;

-       The reserve for redemptions and other amounts to rectify (PROVR) comprises all amounts relating to redemptions to rectify and refund of premiums not yet transferred to the recipient entity;

-       The reserve for claims incurred but not reported (IBNR) is calculated based on the estimate of claims that have already incurred but have not been reported to the insurance company yet; and

-       The reserve for unsettled claims (PSL) considers all notices of loss received up to the reporting date and related costs, such as expenses with rectification of claims, fees of loss of suits, among others. The reserve is monetarily restated and includes all claims in litigation;

Other reserves are recorded, in the individual health portfolio, to cover the differences between the expected present indemnity amount and future related expenses and the present value of future premiums. Regarding damage insurance, other technical reserves refer to premiums of extended warranty for products whose manufacturer’s guarantee has not ended.

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•       Individual life insurance, excluding equity contribution insurance with survival coverage:

-       The unexpired risks reserve (PRNE) is calculated on a daily pro-rata  basis, using premiums net of coinsurance assignment, yet including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies, and includes the estimate for risks in effect but not issued (RVNE);

-       The supplementary premium reserve (PCP) is monthly recorded to complement the PRNE and considers the estimate to risks in effect but not issued (RVNE);

-       The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount of future benefits and the current amount of future contributions, corresponding to liabilities;

-       The reserve for redemption and other amounts to rectify (PROVR) comprises figures related to redemptions to rectify, refund of premiums and portability requested and not yet transferred to the recipient entity;

-       The reserve for benefits incurred but not reported (IBNR) is calculated based on the estimate of claims that have already incurred but have not been reported to the insurance company yet;

-       The reserve for benefits to rectify (PBR) considers all notices of claims received up to the reporting date and related costs, such as expenses with rectification of claims, fees of loss of suits, among others. The reserve is monetarily restated and includes all claims in litigation;

-       The reserve for risk fluctuation (POR) is recorded to cover possible statistical deviation between expected and observed events; and

-       The financial fluctuation reserve (POF) is recorded up to a limit of 15% of the mathematical reserve for benefits to be granted related to pension plans in the category of variable contribution with a guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision.

•       Pension plans and life insurance covering survival:

-       The unearned premiums reserve (PRNE) is calculated on a  daily pro-rata  basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, and is comprised of the portion corresponding to periods of risks not arising from insurance policies, and includes the estimate for risks in effect but not issued (RVNE);

-       The mathematical reserve for unvested benefits (PMBaC) refers to participants whose benefits have yet to begin. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-       Mathematical reserves for unvested benefits pegged to life insurance and unrestricted benefit generating pension plans (VGBL and PGBL), in addition to defined contribution plans, represent the amount of contributions made by participants, net of costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

-       The reserve for redemption and other amounts to rectify (PROVR) comprises figures related to redemptions to rectify, refund of premiums and portability requested and not yet transferred to the recipient entity;

-       The mathematical reserve for vested benefits (PMBaC) granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

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Notes to the Consolidated Financial Statements

-       The contribution deficiency (PIC) is recorded for a possible unfavorable fluctuation in technical risks taken in the mathematical reserve for benefits to be granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the reserve is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with an improvement rate of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. The improvement rate is calculated using a technique that automatically updates the survival table, considering the expected increase in future survival rates;

-       The reserve for administrative expenses (PDA) is recorded to cover future administrative expenses of defined benefit, defined contribution and variable contribution plans;

-       The reserve for financial surplus (PEF) corresponds to the portion of financial revenue from the investment of provisions that exceeds the minimum returns from pension plans that have a financial excess participation clause;

-       The reserve for technical surplus (PET) corresponds to the difference between the expected and the observed amount of events incurred in the period for pension plans with interest clause in technical surplus;

-       The reserve for events incurred but not reported (IBNR), related to pension plan operations, is recorded in compliance with Susep Circular Letter 288/05;

-       The reserve for benefits to rectify (PBR) considers all notices of loss received up to the reporting date and related costs, such as expenses with rectification of claims, fees of loss of suits, among others. The reserve is monetarily restated and includes all claims in litigation;

-       The reserve for risk fluctuation (POR) is recorded to cover statistical deviation between expected and observed events; and

-       The financial fluctuation reserve (POF) is recorded up to a limit of 15% of the mathematical reserve for benefits to be granted related to pension plans in the category of variable contribution with a guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision.

•       Capitalization bonds:

-       The mathematical reserve for redemptions is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and it is calculated according to the methodology set forth in the actuarial technical notes;

-       The reserves for redemptions are established for the expired capitalization bonds and unexpired plans where early redemption has been required by the customer. The reserves are adjusted for inflation based on the indexes determined in each plan;

-       The reserves for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

-       The reserve for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

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Notes to the Consolidated Financial Statements

-      The reserve for administrative expenses is recorded to cover the plan’s disclosure and selling expenses, brokerage and other expenses. The reserve complies with the methodology set forth in an actuarial technical note.

Technical reserves by account, product and segment, as well as amounts and breakdown of plan assets covering these technical reserves, are presented in Note 21.

p)   Provisions, contingent assets and liabilities and legal liabilities – tax and social security

The provisions, contingent assets and liabilities, and legal liabilities are recognized, measured and disclosed in accordance with the criteria defined by CPC 25, approved by CMN Resolution 3,823/09 and CVM Resolution 594/09:

•      Contingent assets: are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements;

•      Provisions: these are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, similarity with previous processes, complexity and positioning of the courts, whenever the loss is assessed as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability;

•      Contingent liabilities: according to CPC 25, the term “contingent” refers to liabilities that will not be recorded as their existence will only be confirmed by the occurrence of one or more future and uncertain events beyond Management’s control. Contingent liabilities with possible losses are not recognized in the consolidated financial statements and are disclosed in the note when relevant. Liabilities classified as remote are not recorded as provision nor disclosed; and

•      Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the income statement over the term of the transaction and are presented as reduction of the corresponding liability, and presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily  prorated basis).

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Notes to the Consolidated Financial Statements

s)   Subsequent events

These refer to events occurring between the reporting date of financial statements and the date their issuance is authorized.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing on the reporting date of the financial statements; and

•       Events not resulting in adjustments: events relating to conditions not existing on the reporting date of the financial statements.

There was no subsequent event for the consolidated financial statements as of June 30, 2012.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

No reclassifications or other material information were recorded in current or previous periods that may affect the comparability with the financial statements for the period ended June 30, 2012.

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Notes to the Consolidated Financial Statements

5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	640,612,927	79,267,926	136,999,486	6,295	877,301	(42,701,074)	815,062,861
Cash and due from banks	9,646,082	4,288,832	233,160	385	6,662	(177,897)	13,997,224
Interbank investments	90,754,900	2,103,229	-	-	-	-	92,858,129
Securities and derivative financial instruments	184,138,061	10,438,626	128,286,206	3,849	435,169	(794,635)	322,507,276
Interbank and interdepartmental accounts	62,510,217	-	-	-	-	-	62,510,217
Loan and leasing operations	214,348,388	61,685,258	-	-	-	(37,757,763)	238,275,883
Other receivables and other assets	79,215,279	751,981	8,480,120	2,061	435,470	(3,970,779)	84,914,132
Permanent assets	51,888,976	64,062	3,310,866	170	312,125	(40,118,632)	15,457,567
Investments	40,107,790	19,227	1,712,799	152	167,748	(40,118,632)	1,889,084
Premises and equipment and leased assets	3,738,007	17,284	726,689	18	41,339	-	4,523,337
Intangible assets	8,043,179	27,551	871,378	-	103,038	-	9,045,146
Total on June 30, 2012	692,501,903	79,331,988	140,310,352	6,465	1,189,426	(82,819,706)	830,520,428
Total on March 31, 2012	658,837,379	71,945,717	127,933,827	5,942	1,159,187	(70,332,528)	789,549,524
Total on June 30, 2011	577,735,402	56,717,476	113,341,903	8,636	1,342,110	(59,838,514)	689,307,013

Liabilities
Current and long-term liabilities	627,833,398	57,338,800	122,512,435	1,817	412,706	(42,701,074)	765,398,082
Deposits	190,244,668	27,208,443	-	-	-	(383,177)	217,069,934
Federal funds purchased and securities sold under agreements to repurchase	224,802,655	1,175,955	-	-	-	(4,358)	225,974,252
Funds from issuance of securities	39,784,888	12,384,041	-	-	-	(1,011,000)	51,157,929
Interbank and interdepartmental accounts	3,617,758	771	-	-	-	-	3,618,529
Borrowing and onlending	78,064,940	7,364,221	-	-	-	(37,534,883)	47,894,278
Derivative financial instruments	3,440,440	127,645	-	-	-	-	3,568,085
Technical reserves from insurance, pension plans and capitalization bonds	-	-	111,788,019	1,085	-	-	111,789,104
Other liabilities:
- Subordinated debts	25,407,968	8,683,153	-	-	-	-	34,091,121
- Other	62,470,081	394,571	10,724,416	732	412,706	(3,767,656)	70,234,850
Deferred income	610,342	-	-	-	5,021	-	615,363
Non-controlling interests in subsidiaries	138,075	21,993,188	17,797,917	4,648	771,699	(40,118,632)	586,895
Shareholders’ equity	63,920,088	-	-	-	-	-	63,920,088
Total on June 30, 2012	692,501,903	79,331,988	140,310,352	6,465	1,189,426	(82,819,706)	830,520,428
Total on March 31, 2012	658,837,379	71,945,717	127,933,827	5,942	1,159,187	(70,332,528)	789,549,524
Total on June 30, 2011	577,735,402	56,717,476	113,341,903	8,636	1,342,110	(59,838,514)	689,307,013

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Notes to the Consolidated Financial Statements

b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	42,034,585	769,289	5,353,153	-	20,163	(223,137)	47,954,053
Expenses from financial intermediation	28,607,292	746,535	3,693,783	-	-	(223,360)	32,824,250
Gross income from financial intermediation	13,427,293	22,754	1,659,370	-	20,163	223	15,129,803
Other operating income/expenses	(8,852,855)	25,189	1,270,866	(95)	34,402	(223)	(7,522,716)
Operating income	4,574,438	47,943	2,930,236	(95)	54,565	-	7,607,087
Non-operating income	(96,024)	3,645	(19,432)	-	(425)	-	(112,236)
Income before taxes and non-controlling interests	4,478,414	51,588	2,910,804	(95)	54,140	-	7,494,851
Income tax and social contribution	(724,526)	(934)	(1,096,031)	(119)	(13,970)	-	(1,835,580)
Non-controlling interests in subsidiaries	(4,693)	-	(28,901)	-	(173)	-	(33,767)
Net income for the 1st half of 2012	3,749,195	50,654	1,785,872	(214)	39,997	-	5,625,504
Net income for the 1st half of 2011	3,982,352	(113,746)	1,561,313	(53)	57,562	-	5,487,428
Net income for the 2nd quarter of 2012	1,838,769	89,957	881,006	(83)	23,319	-	2,832,968
Net income for the 1st quarter of 2012	1,910,426	(39,303)	904,866	(131)	16,678	-	2,792,536

(1)  The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are being eliminated;

(3)  The “Insurance Group” segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Funds available in domestic currency	9,320,776	17,254,340	5,483,512
Funds available in foreign currency	4,676,339	7,814,216	2,231,279
Investments in gold	109	101	83
Total cash and due from banks	13,997,224	25,068,657	7,714,874
Short-term interbank investments (1)	51,786,474	33,472,601	34,564,950
Total cash and cash equivalents	65,783,698	58,541,258	42,279,824

(1)  Refer to operations with maturity dates at inception of 90 days or less and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturities

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	8,511,808	2,048,091	-	-	10,559,899	8,568,602	37,622,054
● National treasury notes	5,083,840	1,563,343	-	-	6,647,183	1,042,171	30,557,728
● National treasury bills	3,427,040	484,748	-	-	3,911,788	7,046,560	230,380
● Financial treasury bills	-	-	-	-	-	479,253	6,833,946
● Other	928	-	-	-	928	618	-
Funded position	55,620,083	10,060,593	-	-	65,680,676	61,368,978	35,014,307
● Financial treasury bills	128,443	-	-	-	128,443	5,059,896	17,276,150
● National treasury notes	41,291,683	3,260,451	-	-	44,552,134	47,364,191	12,168,998
● National treasury bills	14,199,957	6,800,142	-	-	21,000,099	8,944,891	5,569,159
Short position	4,017,624	1,997,094	-	-	6,014,718	4,531,660	5,499,129
● National treasury bills	4,017,624	1,997,094	-	-	6,014,718	4,531,660	5,499,129
Subtotal	68,149,515	14,105,778	-	-	82,255,293	74,469,240	78,135,490
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	4,960,513	1,712,920	1,951,115	1,978,788	10,603,336	10,221,638	8,018,886
● Provisions for losses	(131)	(139)	(230)	-	(500)	(495)	(7,163)
Subtotal	4,960,382	1,712,781	1,950,885	1,978,788	10,602,836	10,221,143	8,011,723
Total on June 30, 2012	73,109,897	15,818,559	1,950,885	1,978,788	92,858,129
%	78.8	17.0	2.1	2.1	100.0
Total on March 31, 2012	48,511,108	31,925,079	2,175,886	2,078,310		84,690,383
%	57.2	37.7	2.6	2.5		100.0
Total on June 30, 2011	38,549,398	43,962,316	2,063,538	1,571,961			86,147,213
%	44.8	51.0	2.4	1.8			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Income from investments in purchase and sale commitments:
• Own portfolio position	329,993	455,172	785,165	1,704,746
• Funded position	1,371,859	1,508,993	2,880,852	2,362,127
• Short position	280,696	163,669	444,365	503,373
Subtotal	1,982,548	2,127,834	4,110,382	4,570,246
Income from interest-earning deposits in other banks	193,205	248,445	441,650	310,424
Total (Note 8h)	2,175,753	2,376,279	4,552,032	4,880,670

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8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2012								2011

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	June 30%		March 31%		June 30%
Trading securities	115,241,271	3,360,876	42,235,781	319,917	161,157,845	57.6	148,322,028	58.5	104,928,880	56.1
- Government securities	76,706,503	1,118,163	18,200	242,650	78,085,516	27.9	71,892,738	28.3	49,319,589	26.3
- Corporate securities	35,382,827	2,242,713	577,512	77,267	38,280,319	13.7	37,018,709	14.7	27,973,245	14.9
- Derivative financial instruments (1)	3,151,941	-	-	-	3,151,941	1.1	2,265,385	0.9	2,259,072	1.2
- PGBL / VGBL restricted bonds	-	-	41,640,069	-	41,640,069	14.9	37,145,196	14.6	25,376,974	13.7
Available-for-sale securities	76,351,495	11,686,873	26,782,855	58,123	114,879,346	41.0	73,585,205	29.0	51,891,791	27.7
- Government securities	59,724,673	10,102,672	24,862,483	-	94,689,828	33.8	56,601,663	22.3	36,807,495	19.6
- Corporate securities	16,626,822	1,584,201	1,920,372	58,123	20,189,518	7.2	16,983,542	6.7	15,084,296	8.1
Held-to-maturity securities (4)	323,880	-	3,616,541	-	3,940,421	1.4	31,744,269	12.5	30,380,677	16.2
- Government securities	323,880	-	3,616,541	-	3,940,421	1.4	31,294,478	12.3	29,918,615	16.0
- Corporate securities	-	-	-	-	-	-	449,791	0.2	462,062	0.2
Subtotal	191,916,646	15,047,749	72,635,177	378,040	279,977,612	100.0	253,651,502	100.0	187,201,348	100.0
Purchase and sale commitments (2)	1,984,099	7,045,542	33,433,999	66,024	42,529,664		41,307,953		44,223,223
Overall total	193,900,745	22,093,291	106,069,176	444,064	322,507,276		294,959,455		231,424,571
- Government securities	136,755,056	11,220,835	28,497,224	242,650	176,715,765	63.1	159,788,879	63.0	116,045,699	61.8
- Corporate securities	55,161,590	3,826,914	2,497,884	135,390	61,621,778	22.0	56,717,427	22.4	45,778,675	24.5
- PGBL / VGBL restricted bonds	-	-	41,640,069	-	41,640,069	14.9	37,145,196	14.6	25,376,974	13.7
Subtotal	191,916,646	15,047,749	72,635,177	378,040	279,977,612	100.0	253,651,502	100.0	187,201,348	100.0
Purchase and sale commitments (2)	1,984,099	7,045,542	33,433,999	66,024	42,529,664		41,307,953		44,223,223
Overall total	193,900,745	22,093,291	106,069,176	444,064	322,507,276		294,959,455		231,424,571

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b)   Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2012									2011
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	37,605,700	1,736,951	22,992,947	114,380,167	176,715,765	167,665,110	9,050,655	159,788,879	1,582,174	116,045,699	(356,636)
Financial treasury bills	265,942	148,939	830,229	6,681,685	7,926,795	7,923,387	3,408	7,708,980	2,829	7,265,149	(43,707)
National treasury bills	29,187,402	959,548	13,634,613	45,892,921	89,674,484	88,259,078	1,415,406	66,035,689	790,288	35,967,004	(149,641)
National treasury notes	8,126,165	539,270	8,027,584	61,050,282	77,743,301	70,268,678	7,474,623	84,404,243	658,398	71,177,880	(251,488)
Brazilian foreign debt notes	19,218	18,474	496,629	675,571	1,209,892	1,066,251	143,641	1,443,689	120,275	1,460,687	75,063
Privatization currencies	-	-	-	77,905	77,905	65,007	12,898	79,040	10,417	84,482	13,309
Foreign government securities	-	67,259	-	58	67,317	67,307	10	103,726	-	75,868	30
Other	6,973	3,461	3,892	1,745	16,071	15,402	669	13,512	(33)	14,629	(202)
Corporate securities	15,121,346	4,299,414	2,038,927	40,162,091	61,621,778	62,456,143	(834,365)	56,717,427	(540,157)	45,778,675	(658,858)
Bank deposit certificates	332,973	1,360,511	54,695	1,244,929	2,993,108	2,993,108	-	2,487,518	-	1,884,451	-
Shares	5,100,498	-	-	-	5,100,498	6,841,694	(1,741,196)	4,320,027	(1,129,026)	4,083,407	(845,303)
Debentures	14,159	1,061,206	1,548,088	24,625,828	27,249,281	27,306,285	(57,004)	25,072,384	(67,393)	21,714,062	(16,430)
Promissory notes	129,425	1,053,058	6,158	-	1,188,641	1,193,135	(4,494)	807,765	(2,497)	191,312	(2,289)
Foreign corporate securities	132,945	-	21,234	7,136,679	7,290,858	7,019,956	270,902	5,070,851	317,218	3,631,192	141,537
Derivative financial instruments (1)	2,146,149	344,524	299,466	361,802	3,151,941	2,906,357	245,584	2,265,385	92,876	2,259,072	65,267
Other	7,265,197	480,115	109,286	6,792,853	14,647,451	14,195,608	451,843	16,693,497	248,665	12,015,179	(1,640)
PGBL / VGBL restricted bonds	9,334,581	3,432,623	2,769,195	26,103,670	41,640,069	41,640,069	-	37,145,196	-	25,376,974	-
Subtotal	62,061,627	9,468,988	27,801,069	180,645,928	279,977,612	271,761,322	8,216,290	253,651,502	1,042,017	187,201,348	(1,015,494)
Purchase and sale commitments (2)	39,941,728	2,554,159	225	33,552	42,529,664	42,529,664	-	41,307,953	-	44,223,223	-

Hedge – cash flow (Note 8g)

	-	-	-	-	-	-	(948,962)	-	(998,291)	-	418,395

Overall total

	102,003,355	12,023,147	27,801,294	180,679,480	322,507,276	314,290,986	7,267,328	294,959,455	43,726	231,424,571	(597,099)

Bradesco      135

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2012									2011
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	35,258,782	3,216,375	5,445,724	71,320,390	115,241,271	113,894,354	1,346,917	105,124,230	809,396	75,571,460	(171,329)
National treasury bills	18,149,767	27,071	1,190,084	34,932,450	54,299,372	53,363,689	935,683	32,610,606	547,956	24,874,629	(69,993)
Financial treasury bills	238,123	59,357	664,989	5,181,227	6,143,696	6,141,047	2,649	6,429,571	2,220	5,931,111	(38,477)
Bank deposit certificates	305,518	456,253	44,359	272,584	1,078,714	1,078,714	-	877,221	-	378,259	-
Derivative financial instruments (1)	2,146,149	344,524	299,466	361,802	3,151,941	2,906,357	245,584	2,265,385	92,876	2,259,072	65,267
Debentures	5,951	526,509	1,548,088	23,665,269	25,745,817	25,826,045	(80,228)	23,617,964	(74,708)	20,239,214	(18,321)
Promissory notes	123,851	1,019,455	-	-	1,143,306	1,147,800	(4,494)	722,185	(2,497)	147,325	(2,284)
National treasury notes	8,122,015	409,574	1,670,467	5,986,558	16,188,614	15,931,969	256,645	29,198,292	245,453	16,842,384	(109,529)
Foreign corporate securities	444	-	17,412	43,143	60,999	61,173	(174)	50,403	794	55,519	1,008
Foreign government securities	-	67,259	-	58	67,317	67,307	10	103,726	-	75,868	30
Shares	843,424	-	-	-	843,424	851,774	(8,350)	183,500	(1,684)	64,349	(16)
Other	5,323,540	306,373	10,859	877,299	6,518,071	6,518,479	(408)	9,065,377	(1,014)	4,703,730	986
- Insurance companies and capitalization bonds	1,317,575	254,562	130,223	1,658,516	3,360,876	3,360,876	-	4,948,539	-	2,867,662	-
Financial treasury bills	-	50,424	115,131	875,937	1,041,492	1,041,492	-	551,106	-	583,919	-
National treasury bills	25,002	-	-	10,566	35,568	35,568	-	34,397	-	27,407	-
Bank deposit certificates	629	171,702	7,529	487,764	667,624	667,624	-	412,360	-	472,086	-
National treasury notes	-	-	1,405	39,698	41,103	41,103	-	2,665,666	-	576,020	-
Other	1,291,944	32,436	6,158	244,551	1,575,089	1,575, 089	-	1,285,010	-	1,208,230	-
- Pension plans	9,836,483	3,433,148	2,769,195	26,196,955	42,235,781	42,234,605	1,176	37,942,701	825	26,156,252	(8)
Financial treasury bills	-	525	-	5,279	5,804	5,804	-	15,365	-	6,973	-
National treasury notes	-	-	-	12,394	12,394	11,218	1,176	11,887	825	57,667	(8)
PGBL / VGBL restricted bonds	9,334,581	3,432,623	2,769,195	26,103,670	41,640,069	41,640,069	-	37,145,196	-	25,376,974	-
Other	501,902	-	-	75,612	577,514	577, 514	-	770,253	-	714,638	-
- Other activities	26,353	34,530	43,822	215,212	319,917	319,917	-	306,558	-	333,506	-
Financial treasury bills	9,260	4,213	40,501	164,500	218,474	218,474	-	212,994	-	251,040	-
Bank deposit certificates	-	8,863	2,808	16,379	28,050	28,050	-	16,843	-	9,114	-
National treasury bills	10,679	800	-	8,498	19,977	19,977	-	22,354	-	11,294	-
Debentures	-	657	-	4,678	5,335	5,335	-	5,230	-	7,931	-
National treasury notes	4,150	49	-	-	4,199	4,199	-	10,053	-	24,378	-
Other	2,264	19,948	513	21,157	43,882	43,882	-	39,084	-	29,749	-
Subtotal	46,439,193	6,938,615	8,388,964	99,391,073	161,157,845	159,809,752	1,348,093	148,322,028	810,221	104,928,880	(171,337)
Purchase and sale commitments (2)	39,363,093	2,554,159	225	33,099	41,950,576	41,950,576	-	41,307,953	-	44,223,223	-
Financial/other	2,017,536	32,362	225	-	2,050,123	2,050,123	-	2,189,926	-	2,394,009	-
Insurance companies and capitalization bonds	6,448,810	60,879	-	-	6,509,689	6,509,689	-	5,353,369	-	5,120,601	-
Pension plans	30,896,747	2,460,918	-	33,099	33,390,764	33,390,764	-	33,764,658	-	36,708,613	-
- PGBL/VGBL	30,218,215	2,460,918	-	33,099	32,712,232	32,712,232	-	33,469,510	-	34,734,077	-
- Funds	678,532	-	-	-	678,532	678,532	-	295,148	-	1,974,536	-
Overall total	85,802,286	9,492,774	8,389,189	99,424,172	203,108,421	201,760,328	1,348,093	189,629,981	810,221	149,152,103	(171,337)
Derivative financial instruments (liabilities)	(2,521,888)	(206,344)	(200,062)	(639,791)	(3,568,085)	(2,984,499)	(583,586)	(2,702,779)	(339,191)	(1,221,332)	37,301

136           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (8)	R$ thousand
	2012									2011
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	12,818,012	1,875,749	19,130,144	42,527,590	76,351,495	75,052,310	1,299,185	70,225,201	1,028,240	48,460,056	(130,320)
National treasury bills	11,001,954	931,677	12,444,528	10,941,408	35,319,567	34,839,844	479,723	33,368,330	242,331	11,026,933	(79,656)
Brazilian foreign debt securities	16,141	18,474	223,226	628,171	886,012	742,371	143,641	1,128,269	120,479	680,975	73,875
Foreign corporate securities	126,599	-	3,822	7,093,536	7,223,957	6,952,881	271,076	5,020,449	316,425	3,570,673	140,530
National treasury notes	-	9	6,355,713	16,644,401	23,000,123	22,614,954	385,169	21,521,219	412,119	24,520,456	(141,951)
Financial treasury bills	18,559	34,420	1,051	378,470	432,500	431,954	546	409,954	400	398,488	(5,357)
Bank deposit certificates	24,776	723,694	-	468,202	1,216,672	1,216,672	-	1,163,284	-	984,358	-
Debentures	-	8,269	-	713,271	721,540	721,472	68	705,097	103	727,874	142
Shares	1,552,806	-	-	-	1,552,806	2,031,449	(478,643)	1,241,078	(353,249)	1,220,760	(157,138)
Privatization currencies	-	-	-	77,905	77,905	65,007	12,898	79,040	10,417	84,482	13,309
Other	77,177	159,206	101,804	5,582,226	5,920,413	5,435,706	484,707	5,588,481	279,215	5,245,057	25,926
- Insurance companies and capitalization bonds	1,345,665	141,961	74	10,199,173	11,686,873	10,422,231	1,264,642	1,633,445	(305,527)	1,566,017	(286,918)
Financial treasury bills	-	-	74	16,757	16,831	16,810	21	17,742	21	18,939	-
National treasury notes	-	-	-	10,085,842	10,085,842	8,307,771	1,778,071	-	-	-	-
Shares	1,316,485	-	-	-	1,316,485	1,813,104	(496,619)	1,391,166	(286,143)	1,323,472	(262,141)
Debentures	8,197	141,961	-	90,935	241,093	229,858	11,235	198,581	7,084	192,163	1,542
Other	20,983	-	-	5,639	26,622	54,688	(28,066)	25,956	(26,489)	31,443	(26,319)
- Pension plans	1,397,557	383,025	8,484	24,993,789	26,782,855	22,478,485	4,304,370	1,671,570	(490,917)	1,660,889	(426,919)
Shares	1,382,815	-	-	-	1,382,815	2,140,398	(757,583)	1,502,048	(487,951)	1,462,144	(426,008)
Financial treasury bills	-	-	8,484	59,513	67,997	67,804	193	72,248	196	72,825	130
National treasury notes	-	-	-	24,794,485	24,794,485	19,740,907	5,053,578	-	-	-	-
Debentures	11	383,025	-	139,791	522,827	510,907	11,920	81,904	129	75,692	206
Other	14,731	-	-	-	14,731	18,469	(3,738)	15,370	(3,291)	50,228	(1,247)

Bradesco      137

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3) (8)	R$ thousand
	2012									2011
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Other activities	58,123	-	-	-	58,123	58,123	-	54,989	-	204,829	-
Bank deposit certificates	2,050	-	-	-	2,050	2,050	-	4,864	-	3,785	-
Other	56,073	-	-	-	56,073	56,073	-	50,125	-	201,044	-
Subtotal	15,619,357	2,400,735	19,138,702	77,720,552	114,879,346	108,011,149	6,868,197	73,585,205	231,796	51,891,791	(844,157)
Purchase and sale commitments (2)	578,635	-	-	453	579,088	579,088	-	-	-	-	-
Insurance companies and capitalization bonds	535,853	-	-	-	535,853	535,853	-	-	-	-	-
Pension plans	42,782	-	-	453	43,235	43,235	-	-	-	-	-
- Funds	42,782	-	-	453	43,235	43,235	-	-	-	-	-
Subtotal	16,197,992	2,400,735	19,138,702	77,721,005	115,458,434	108,590,237	6,868,197	73,585,205	231,796	51,891,791	(844,157)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(948,962)	-	(998,291)	-	418,395
Overall total (8)	16,197,992	2,400,735	19,138,702	77,721,005	115,458,434	108,590,237	5,919,235	73,585,205	(766,495)	51,891,791	(425,762)

138           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2012						2011
	June 30					March 31	June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost (5) (6)	Restated cost (5) (6)
Financial	3,077	-	273,403	47,400	323,880	297,353	761,640
Brazilian foreign debt notes	3,077	-	273,403	47,400	323,880	297,353	761,640
Insurance companies and capitalization bonds	-	-	-	-	-	8,214,450	7,919,659
Debentures	-	-	-	-	-	28,921	29,321
National treasury notes	-	-	-	-	-	8,185,529	7,890,338
Pension plans	-	129,638	-	3,486,903	3,616,541	23,232,466	21,699,378
Debentures	-	-	-	-	-	420,870	432,741
National treasury notes	-	129,638	-	3,486,903	3,616,541	22,811,596	21,266,637
Overall total (4)	3,077	129,638	273,403	3,534,303	3,940,421	31,744,269	30,380,677

Bradesco      139

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Own portfolio	90,928,206	10,273,755	6,118,080	108,810,689	216,130,730	195,036,662	148,332,498
Fixed income securities	85,827,708	10,273,755	6,118,080	108,810,689	211,030,232	190,716,635	144,249,091
● Financial treasury bills	265,942	109,228	773,069	4,405,483	5,553,722	5,531,802	4,792,260
● Purchase and sale commitments (2)	39,941,728	2,554,159	225	33,552	42,529,664	41,307,953	44,223,223
● National treasury notes	8,126,165	129,861	233,046	38,427,377	46,916,449	56,194,530	29,962,605
● Brazilian foreign debt securities	13,901	18,474	252,717	456,563	741,655	482,888	254,295
● Bank deposit certificates	332,973	1,360,511	54,695	1,244,929	2,993,108	2,487,518	1,884,451
● National treasury bills	20,271,497	3,800	346,475	207,132	20,828,904	1,059,458	2,311,375
● Foreign corporate securities	125,167	-	21,234	6,511,499	6,657,900	3,816,406	1,432,858
● Debentures	14,159	1,061,206	1,548,088	24,625,828	27,249,281	25,072,384	21,714,062
● Promissory notes	129,425	1,053,058	6,158	-	1,188,641	807,765	191,312
● Foreign government securities	-	67,259	-	58	67,317	103,726	75,868
● PGBL/VGBL restricted bonds	9,334,581	3,432,623	2,769,195	26,103,670	41,640,069	37,145,196	25,376,974
● Other	7,272,170	483,576	113,178	6,794,598	14,663,522	16,707,009	12,029,808
Equity securities	5,100,498	-	-	-	5,100,498	4,320,027	4,083,407
● Shares of listed companies (technical provision)	1,531,810	-	-	-	1,531,810	1,811,145	1,728,161
● Shares of listed companies (other)	3,568,688	-	-	-	3,568,688	2,508,882	2,355,246
Restricted securities	8,929,000	1,404,868	20,659,529	70,491,751	101,485,148	95,837,507	79,766,136
Repurchase agreements	8,929,000	1,367,658	20,356,810	66,801,272	97,454,740	91,280,703	76,189,797
● National treasury bills	8,915,905	955,748	12,419,055	43,018,157	65,308,865	60,570,888	31,275,361
● Brazilian foreign debt securities	5,317	-	243,912	219,008	468,237	960,801	1,206,392
● Financial treasury bills	-	2,501	4,521	521,553	528,575	284,856	294,435
● National treasury notes	-	409,409	7,689,322	22,417,374	30,516,105	28,209,713	41,215,275
● Foreign corporate securities	7,778	-	-	625,180	632,958	1,254,445	2,198,334
Brazilian Central Bank	-	-	-	-	-	1,002,782	1,301,564
● National treasury bills	-	-	-	-	-	1,002,782	1,301,564

140           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Privatization currencies	-	-	-	77,905	77,905	79,040	84,482
Guarantees provided	-	37,210	302,719	3,612,574	3,952,503	3,474,982	2,190,293
● National treasury bills	-	-	144,864	1,670,254	1,815,118	1,600,145	71,241
● Financial treasury bills	-	37,210	52,639	1,736,789	1,826,638	1,874,837	2,119,052
● National treasury notes	-	-	105,216	205,531	310,747	-	-
Derivative financial instruments (1)	2,146,149	344,524	299,466	361,802	3,151,941	2,265,385	2,259,072
Securities subject to unrestricted repurchase agreements	-	-	724,219	1,015,238	1,739,457	1,819,901	1,066,865
● National treasury bills	-	-	724,219	997,378	1,721,597	1,802,416	1,007,463
● Financial treasury bills	-	-	-	17,860	17,860	17,485	59,402
Overall total	102,003,355	12,023,147	27,801,294	180,679,480	322,507,276	294,959,455	231,424,571
%	31.6	3.7	8.6	56.1	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3,068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category “Trading Securities”;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;

(4)  In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity.’ This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations. As at June 30, 2012, R$28,501,990 thousand was transferred from “Held to Maturity” to “Available-for-Sale” due to reclassification made by the Insurance Group after adoption of CPCs 38 and 40;

(5)  The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

(6)  This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$2,221,338 thousand (R$6,477,950 thousand on March 31, 2012 and R$3,457,591 thousand on June 30, 2011);

(7)  The market value of securities is determined based on the market price available on the reporting date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

(8)  In the first half of 2012, other than temporary impairments were not realized for the securities classified as “available for sale.”

Bradesco      141

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly in order to mitigating the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (CETIP) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

142           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2012				2011
	June 30		March 31		June 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	51,433,234		54,071,485		31,497,162
- Interbank market	40,918,242	-	39,672,495	-	24,939,155	-
- Foreign currency	10,504,659	-	14,395,228	-	6,558,007	-
- Other	10,333	-	3,762	-	-	-
Sale commitments:	234,555,190		132,247,294		144,442,898
- Interbank market (1)	199,271,376	158,353,134	107,452,629	67,780,134	127,332,061	102,392,906
- Foreign currency (2)	34,158,916	23,654,257	23,697,830	9,302,602	15,859,337	9,301,330
- Other	1,124,898	1,114,565	1,096,835	1,093,073	1,251,500	1,251,500

Option contracts
Purchase commitments:	52,988,139		38,210,564		20,296,581
- Interbank market	51,627,400	-	37,016,660	14,407,160	19,383,650	-
- Foreign currency	617,196	-	720,132	-	229,232	-
- Other	743,543	-	473,772	-	683,699	-
Sale commitments:	67,411,635		24,772,525		22,606,874
- Interbank market	65,521,650	13,894,250	22,609,500	-	20,218,600	834,950
- Foreign currency	823,684	206,488	1,189,137	469,005	1,572,330	1,343,098
- Other	1,066,301	322,758	973,888	500,116	815,944	132,245

Forward contracts
Purchase commitments:	24,897,454		26,149,894		4,728,829
- Foreign currency	23,924,878	9,216,756	26,033,837	9,753,316	4,661,005	-
- Other	972,576	-	116,057	-	67,824	-
Sale commitments:	15,967,216		17,710,880		6,324,938
- Foreign currency	14,708,122	-	16,280,521	-	5,915,486	1,254,481
- Other	1,259,094	286,518	1,430,359	1,314,302	409,452	341,628

Swap contracts
Assets (long position):	36,744,376		28,916,794		19,456,619
- Interbank market	7,380,073	-	6,394,832	-	2,886,823	-
- Fixed rate	2,035,035	-	2,182,916	-	623,232	-
- Foreign currency (3)	23,241,531	-	16,670,411	-	13,144,704	4,373,384
- Reference Interest Rate (TR)	15,000	-	15,000	-	15,034	-
- Special Clearance and Custody System Rate (Selic)	21,273	21,012	21,436	18,633	32,345	5,991
- General Price Index –Market (IGP-M)	2,102,500	1,300,776	2,030,873	1,348,450	1,723,951	1,448,753
- Other	1,948,964	968,518	1,601,326	703,267	1,030,530	587,263
Liabilities (short position):	37,042,035		29,258,076		18,233,208
- Interbank market	7,676,179	296,106	6,891,256	496,424	6,806,431	3,919,608
- Fixed rate	3,128,402	1,093,367	2,676,811	493,895	660,915	37,683
- Foreign currency (3)	23,343,946	102,415	16,887,979	217,568	8,771,320	-
- TR	1,111,077	1,096,077	1,218,745	1,203,745	1,249,723	1,234,689
- Selic	261	-	2,803	-	26,354	-
- IGP-M	801,724	-	682,423	-	275,198	-
- Other	980,446	-	898,059	-	443,267	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, in the amount of R$43,208,629 thousand (R$50,521,744 thousand on March 31, 2012 and R$57,502,527 thousand on June 30, 2011) (Note 8g);

(2)  Includes specific hedges to protect investments abroad that totaled R$22,039,753 thousand (R$19,852,177 thousand on March 31, 2012 and R$16,617,177 thousand on June 30, 2011); and

(3)  Includes credit derivative operations (Note 8f).

For the purpose of obtaining  an increased liquidation guarantee in operations with financial institutions and customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2012						2011
	June 30			March 31			June 30
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value
Adjustment receivables – swaps	522,409	174,587	696,996	488,839	87,427	576,266	1,532,971	83,973	1,616,944
Receivable forward purchases	1,393,852	-	1,393,852	316,476	-	316,476	62,982	-	62,982
Receivable forward sales	927,406	-	927,406	1,347,775	-	1,347,775	568,798	-	568,798
Premiums on exercisable options	62,690	70,997	133,687	19,419	5,449	24,868	29,054	(18,706)	10,348
Total assets	2,906,357	245,584	3,151,941	2,172,509	92,876	2,265,385	2,193,805	65,267	2,259,072
Adjustment payables – swaps	(458,288)	(536,367)	(994,655)	(568,300)	(349,249)	(917,549)	(413,402)	19,869	(393,533)
Payable forward purchases	(1,044,245)	-	(1,044,245)	(171,988)	-	(171,988)	(367,969)	-	(367,969)
Payable forward sales	(1,389,447)	-	(1,389,447)	(1,562,415)	-	(1,562,415)	(397,475)	-	(397,475)
Premiums on written options	(92,519)	(47,219)	(139,738)	(60,885)	10,058	(50,827)	(79,787)	17,432	(62,355)
Total liabilities	(2,984,499)	(583,586)	(3,568,085)	(2,363,588)	(339,191)	(2,702,779)	(1,258,633)	37,301	(1,221,332)

III)  Futures, option, forward and swap contracts – (Notional)

	R$ thousand
	2012						2011
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30
Futures contracts	70,458,929	5,152,022	79,430,212	130,947,261	285,988,424	186,318,779	175,940,060
Option contracts	16,386,441	510,009	103,294,015	209,309	120,399,774	62,983,089	42,903,455
Forward contracts	30,355,141	2,553,277	3,261,190	4,695,062	40,864,670	43,860,774	11,053,767
Swap contracts	12,264,083	12,678,480	3,410,103	7,694,714	36,047,380	28,340,528	17,839,675
Total on June 30, 2012	129,464,594	20,893,788	189,395,520	143,546,346	483,300,248
Total on March 31, 2012	124,721,996	43,190,624	78,875,600	74,714,950		321,503,170
Total on June 30, 2011	68,816,700	56,951,753	56,009,641	65,958,863			247,736,957

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Notes to the Consolidated Financial Statements

IV)  Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Government securities
National treasury notes	3,001,541	143,225	1,501,123
Financial treasury bills	34,700	34,038	31,315
National treasury bills	3,553,173	3,986,464	1,293,865
Total	6,589,414	4,163,727	2,826,303

V)  Revenues and expenses, net

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Swap contracts	(444,133)	(100,135)	(544,268)	493,853
Forward contracts	218,510	(141,389)	77,121	(280,480)
Option contracts	34,797	26,743	61,540	(350)
Futures contracts	(1,428,884)	(298,591)	(1,727,475)	945,547
Foreign exchange variation of investments abroad	380,459	(97,953)	282,506	(986,533)
Total	(1,239,251)	(611,325)	(1,850,576)	172,037

VI)  Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2012		2011
	June 30	March 31	June 30
CETIP (over-the-counter)	161,548,368	31,858,785	20,335,016
BM&FBOVESPA (stock exchange)	280,309,953	246,035,902	214,278,318
Abroad (over-the-counter) (1)	35,763,455	42,410,154	10,208,708
Abroad (stock exchange) (1)	5,678,472	1,198,329	2,914,915
Total	483,300,248	321,503,170	247,736,957

(1)  Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

On June 30, 2012, counterparties are distributed among corporate entities with 91%, financial institutions with 8% and individuals/others with 1%.

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Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2012		2011	2012		2011
	June 30	March 31	June 30	June 30	March 31	June 30
Sold protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	(323,408)	(528,409)	(452,719)	-	-	-
● Derivatives with companies	(4,043)	(3,644)	(3,122)	(222)	(200)	(172)
Purchased protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	656,922	628,625	476,136	-	-	-
● Derivatives with companies	26,277	23,687	4,683	2,890	2,606	515
Total	355,748	120,259	24,978	2,668	2,406	343
Deposited margin	5,053	4,555	6,357

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$505 thousand (R$(993) thousand on March 31, 2012 and R$654 thousand on June 30, 2011). There was no credit event related to triggering events as defined in the contracts in the period.

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Notes to the Consolidated Financial Statements

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco trades DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2012		2011
	June 30	March 31	June 30
DI Future with maturity between 2012 and 2017	43,208,629	50,521,744	57,502,527
Funding indexed to CDI	41,691,552	49,100,823	57,473,929
Mark-to-market adjustment recorded in shareholders’ equity (1)	(948,962)	(998,291)	418,395
Ineffective market value recorded in the income statement	(56)	(453)	17

(1)  The adjustment in shareholders’ equity is R$(569,377) thousand, net of tax effects (R$(598,975) thousand on March 31, 2012 and R$251,037 thousand on June 30, 2011).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds financial activities and derivative financial instruments

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Fixed income securities	6,016,083	5,138,381	11,154,464	6,239,210
Interbank investments (Note 7b)	2,175,753	2,376,279	4,552,032	4,880,670
Equity securities	683	15,016	15,699	8,851
Subtotal	8,192,519	7,529,676	15,722,195	11,128,731
Financial result of insurance, pension plans and capitalization bonds	2,202,039	3,151,543	5,353,582	4,960,069
Income from derivative financial instruments (Note 8e V)	(1,239,251)	(611,325)	(1,850,576)	172,037
Total	9,155,307	10,069,894	19,225,201	16,260,837

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9)   INTERBANK ACCOUNTS – COMPULSORY DEPOSITS

a)   Compulsory reserve

	R$ thousand
	Remuneration	2012		2011
		June 30	March 31	June 30
Reserve requirements – demand deposits	not remunerated	8,524,372	8,717,465	7,981,845
Reserve requirements – savings deposits	savings index	12,348,150	11,959,479	10,907,864
Time reserve requirements (1)	Selic rate	15,059,103	14,918,473	19,538,124
Collection of funds from rural loan (2)	not remunerated	-	-	39,722
Additional reserve requirements	Selic rate	24,437,733	23,783,534	26,694,883
• Savings deposits		6,173,067	5,978,759	5,453,932
• Demand deposits		4,092,235	3,899,553	3,912,803
• Time deposits (1)		14,172,431	13,905,222	17,328,148
Restricted deposits – National Housing System (SFH)	TR + interest rate	547,312	540,115	517,365
Funds from rural loan	not remunerated	578	578	578
Total		60,917,248	59,919,644	65,680,381

(1)  For more information on new rules on compulsory time deposit funds, see Note 35c; and

(2)  In August 2011, funds from rural loan, collected to Bacen, were refunded, pursuant to Circular Letter 3,460/09.

b)   Revenue from compulsory deposits

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Compulsory deposits - Bacen (reserves requirement)	1,015,338	1,247,263	2,262,601	2,857,252
Restricted deposits - SFH	6,649	7,258	13,907	14,395
Total	1,021,987	1,254,521	2,276,508	2,871,647

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Notes to the Consolidated Financial Statements

10)    LOAN OPERATIONS

Information related to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with credit characteristics, can be found below are as follows:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012				2011
							Total on June 30 (A)	% (6)	Total on March 31 (A)	% (6)	Total on June 30 (A)	% (6)
Discounted trade receivables and loans (1)	17,438,282	13,898,343	8,784,187	15,098,959	18,576,101	47,494,693	121,290,565	38.7	116,730,904	38.5	109,921,931	39.1
Financing	3,887,270	4,075,410	3,256,876	8,347,354	15,482,327	56,062,746	91,111,983	29.0	87,860,803	28.9	77,838,160	27.8
Agricultural and agribusiness financing	996,924	1,037,773	953,538	2,767,294	3,021,865	6,525,997	15,303,391	4.9	15,326,288	5.0	14,422,611	5.1
Subtotal	22,322,476	19,011,526	12,994,601	26,213,607	37,080,293	110,083,436	227,705,939	72.6	219,917,995	72.4	202,182,702	72.0
Leasing operations	519,729	415,038	403,242	1,148,324	1,945,549	3,862,360	8,294,242	2.6	9,065,214	3.0	11,700,196	4.2
Advances on foreign exchange contracts (2)	972,847	978,328	1,330,308	2,347,310	1,438,441	3,063	7,070,297	2.2	6,662,093	2.2	6,768,910	2.4
Subtotal	23,815,052	20,404,892	14,728,151	29,709,241	40,464,283	113,948,859	243,070,478	77.4	235,645,302	77.6	220,651,808	78.6
Other receivables (3)	4,826,244	3,080,610	1,390,832	2,443,653	1,533,837	505,678	13,780,854	4.4	12,813,396	4.2	12,067,268	4.3
Total loan operations	28,641,296	23,485,502	16,118,983	32,152,894	41,998,120	114,454,537	256,851,332	81.8	248,458,698	81.8	232,719,076	82.9
Sureties and guarantees (4)	1,691,250	690,317	1,410,271	3,059,392	4,410,366	41,614,554	52,876,150	16.8	50,932,177	16.7	43,443,374	15.5
Loan assignment (5)	27,482	25,944	24,558	66,516	103,481	92,450	340,431	0.1	421,561	0.1	442,156	0.2
Loan assignment – real estate receivables certificate	17,094	17,093	17,092	49,191	73,413	246,821	420,704	0.1	477,906	0.2	551,965	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	130,734	130,734	-	130,616	-	140,963	0.1
Loans available for import (4)	70,368	114,312	49,071	265,642	665,109	525,258	1,689,760	0.5	1,486,594	0.5	1,588,510	0.6
Confirmed export credits (4)	18,821	10,859	5,576	29,587	10,212	14,373	89,428	-	69,182	-	41,321	-
Acquisition of credit card receivables	588,077	262,270	186,822	486,108	550,429	133,087	2,206,793	0.7	2,161,280	0.7	1,286,227	0.5
Overall total on June 30, 2012	31,054,388	24,606,297	17,812,373	36,109,330	47,811,130	157,211,814	314,605,332	100.0
Overall total on March 31, 2012	29,394,686	23,803,712	17,990,937	34,354,418	44,056,313	154,537,948			304,138,014	100.0
Overall total on June 30, 2011	30,241,497	20,063,656	16,194,233	33,024,232	41,241,955	139,448,019					280,213,592	100.0

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	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2012				2011
						Total on June 30 (B)	% (6)	Total on March 31 (B)	% (6)	Total on June 30 (B)	% (6)
Discounted trade receivables and loans (1)	1,040,426	988,355	904,857	1,867,235	2,409,823	7,210,696	84.0	7,056,338	84.3	6,219,141	82.7
Financing	238,815	188,480	112,439	210,211	205,188	955,133	11.1	884,025	10.6	683,263	9.1
Agricultural and agribusiness financing	21,956	30,333	8,174	18,670	19,369	98,502	1.1	87,714	1.0	86,883	1.2
Subtotal	1,301,197	1,207,168	1,025,470	2,096,116	2,634,380	8,264,331	96.2	8,028,077	95.9	6,989,287	93.0
Leasing operations	68,853	53,003	32,470	58,008	46,192	258,526	3.0	278,699	3.3	391,866	5.2
Advances on foreign exchange contracts (2)	3,964	2,632	845	-	-	7,441	0.1	9,209	0.1	19,170	0.3
Subtotal	1,374,014	1,262,803	1,058,785	2,154,124	2,680,572	8,530,298	99.3	8,315,985	99.3	7,400,323	98.5
Other receivables (3)	2,140	2,867	2,775	3,832	52,730	64,344	0.7	61,300	0.7	113,611	1.5
Overall total on June 30, 2012	1,376,154	1,265,670	1,061,560	2,157,956	2,733,302	8,594,642	100.0
Overall total on March 31, 2012	1,316,989	1,200,657	1,090,000	2,007,449	2,762,190			8,377,285	100.0
Overall total on June 30, 2011	1,239,759	1,043,036	956,317	1,866,095	2,408,727					7,513,934	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012				2011
							Total on June 30 (C)	% (6)	Total on March 31 (C)	% (6)	Total on June 30 (C)	% (6)
Discounted trade receivables and loans (1)	649,397	530,977	431,409	1,021,000	1,459,390	3,280,061	7,372,234	53.8	6,800,179	52.6	5,000,939	47.1
Financing	220,091	205,793	201,339	575,284	986,447	2,899,873	5,088,827	37.1	4,746,396	36.8	3,656,389	34.5
Agricultural and agribusiness financing	5,462	4,788	4,829	5,557	31,158	170,649	222,443	1.6	194,531	1.5	313,281	3.0
Subtotal	874,950	741,558	637,577	1,601,841	2,476,995	6,350,583	12,683,504	92.5	11,741,106	90.9	8,970,609	84.6
Leasing operations	62,280	55,134	53,783	156,330	265,518	442,445	1,035,490	7.5	1,170,149	9.1	1,627,516	15.4
Subtotal	937,230	796,692	691,360	1,758,171	2,742,513	6,793,028	13,718,994	100.0	12,911,255	100.0	10,598,125	100.0
Other receivables (3)	96	92	91	229	327	565	1,400	-	1,285	-	3,281	-
Overall total on June 30, 2012	937,326	796,784	691,451	1,758,400	2,742,840	6,793,593	13,720,394	100.0
Overall total on March 31, 2012	817,922	788,472	648,625	1,655,059	2,619,249	6,383,213			12,912,540	100.0
Overall total on June 30, 2011	700,557	638,899	564,841	1,395,284	2,151,791	5,150,034					10,601,406	100.0

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	R$ thousand
	Overall total
	2012				2011
	Total on June 30 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	135,873,495	40.4	130,587,421	40.1	121,142,011	40.7
Financing	97,155,943	28.9	93,491,224	28.7	82,177,812	27.5
Agricultural and agribusiness financing	15,624,336	4.6	15,608,533	4.8	14,822,775	5.0
Subtotal	248,653,774	73.9	239,687,178	73.6	218,142,598	73.2
Leasing operations	9,588,258	2.8	10,514,062	3.2	13,719,578	4.6
Advances on foreign exchange contracts (2) - Note 11a	7,077,738	2.1	6,671,302	2.1	6,788,080	2.3
Subtotal	265,319,770	78.8	256,872,542	78.9	238,650,256	80.1
Other receivables (3)	13,846,598	4.1	12,875,981	4.0	12,184,160	4.1
Total loan operations	279,166,368	82.9	269,748,523	82.9	250,834,416	84.2
Sureties and guarantees (4)	52,876,150	15.7	50,932,177	15.7	43,443,374	14.6
Loan assignment (5)	340,431	0.1	421,561	0.1	442,156	0.1
Loan assignment – real estate receivables certificate	420,704	0.1	477,906	0.1	551,965	0.2
Co-obligation in rural loan assignment (4)	130,734	-	130,616	-	140,963	-
Loans available for imports (4)	1,689,760	0.5	1,486,594	0.5	1,588,510	0.5
Confirmed exports loans (4)	89,428	-	69,182	-	41,321	-
Acquisition of credit card receivables	2,206,793	0.7	2,161,280	0.7	1,286,227	0.4
Overall total on June 30, 2012	336,920,368	100.0
Overall total on March 31, 2012			325,427,839	100.0
Overall total on June 30, 2011					298,328,932	100.0

(1)  Including loans of credit card operations and operations for advances of credit card receivables in the amount of R$18,141,175 thousand (R$17,558,714 thousand on March 31, 2012 and R$16,713,840 thousand on June 30, 2011);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) in the amount of R$12,582,104 thousand (R$12,098,763 thousand on March 31, 2012 and R$11,210,660 thousand on June 30, 2011);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to June 30, 2012, March 31, 2012 and June 30, 2011, respectively, net of installments received; and

(6)  Ratio between each type and the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b)   By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Discounted trade receivables and loans	28,866,666	55,794,661	8,883,335	25,087,749	4,095,355	2,516,998	1,509,816	1,378,589	7,740,326	135,873,495	48.7	130,587,421	48.3	121,142,011	48.3
Financings	18,053,098	39,277,390	22,667,103	13,086,903	1,303,164	492,351	411,419	320,522	1,543,993	97,155,943	34.8	93,491,224	34.7	82,177,812	32.8
Agricultural and agribusiness financings	2,081,792	3,445,637	4,303,879	5,117,592	336,046	84,717	174,312	28,477	51,884	15,624,336	5.6	15,608,533	5.8	14,822,775	5.9
Subtotal	49,001,556	98,517,688	35,854,317	43,292,244	5,734,565	3,094,066	2,095,547	1,727,588	9,336,203	248,653,774	89.1	239,687,178	88.8	218,142,598	87.0
Leasing operations	86,332	2,303,277	1,588,823	4,345,602	439,581	139,656	108,888	87,430	488,669	9,588,258	3.4	10,514,062	3.9	13,719,578	5.4
Advances on foreign exchange contracts (2)	3,786,193	1,317,026	1,239,407	654,352	57,695	4,232	2,283	1,580	14,970	7,077,738	2.5	6,671,302	2.5	6,788,080	2.7
Subtotal	52,874,081	102,137,991	38,682,547	48,292,198	6,231,841	3,237,954	2,206,718	1,816,598	9,839,842	265,319,770	95.0	256,872,542	95.2	238,650,256	95.1
Other receivables	238,282	10,103,503	429,816	2,532,135	124,479	35,361	28,824	21,419	332,779	13,846,598	5.0	12,875,981	4.8	12,184,160	4.9
Overall total on June 30, 2012	53,112,363	112,241,494	39,112,363	50,824,333	6,356,320	3,273,315	2,235,542	1,838,017	10,172,621	279,166,368	100.0
%	19.1	40.2	14.0	18.2	2.3	1.2	0.8	0.7	3.5	100.0
Overall total on March 31, 2012	49,781,909	109,389,949	39,099,419	48,482,781	6,806,510	2,304,914	2,041,722	1,736,052	10,105,267			269,748,523	100.0
%	18,5	40,6	14,5	18,0	2,5	0,9	0,8	0,6	3,6			100,0
Overall total on June 30, 2011	45,497,161	104,800,675	23,871,069	57,317,338	5,094,994	2,063,477	1,983,743	1,491,055	8,714,904					250,834,416	100.0
%	18.1	41.8	9.5	22.9	2.0	0.8	0.8	0.6	3.5					100,0

(1)  Ratio between each type and the total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	-	-	1,841,133	2,995,258	2,083,718	1,414,862	983,062	837,881	3,564,480	13,720,394	100.0	12,912,540	100.0	10,601,406	100.0
1 to 30	-	-	144,710	258,490	109,695	69,000	51,722	58,485	245,224	937,326	6.8	817,922	6.3	700,557	6.6
31 to 60	-	-	133,735	201,910	104,012	67,227	50,710	41,192	197,998	796,784	5.8	788,472	6.1	638,899	6.0
61 to 90	-	-	111,554	165,604	92,766	61,381	45,389	37,220	177,537	691,451	5.0	648,625	5.0	564,841	5.3
91 to 180	-	-	236,718	390,230	246,819	167,867	124,193	103,556	489,017	1,758,400	12.8	1,655,059	12.8	1,395,284	13.2
181 to 360	-	-	369,874	595,668	391,437	273,807	191,887	163,591	756,576	2,742,840	20.0	2,619,249	20.3	2,151,791	20.3
More than 360	-	-	844,542	1,383,356	1,138,989	775,580	519,161	433,837	1,698,128	6,793,593	49.6	6,383,213	49.5	5,150,034	48.6
Past due installments (2)	-	-	428,031	945,212	855,693	703,602	719,210	687,387	4,255,507	8,594,642	100.0	8,377,285	100.0	7,513,934	100.0
1 to 14	-	-	60,641	131,072	65,983	38,613	24,420	20,390	96,797	437,916	5.1	322,188	3.8	325,138	4.3
15 to 30	-	-	339,676	256,386	115,711	46,600	32,906	23,721	123,238	938,238	10.9	994,801	11.9	914,621	12.2
31 to 60	-	-	27,514	532,251	242,629	120,445	76,199	49,129	217,503	1,265,670	14.7	1,200,657	14.3	1,043,036	13.9
61 to 90	-	-	200	18,843	396,529	159,280	104,747	66,916	315,045	1,061,560	12.4	1,090,000	13.0	956,317	12.7
91 to 180	-	-	-	6,660	34,841	326,843	457,653	480,559	851,400	2,157,956	25.1	2,007,449	24.0	1,866,095	24.8
181 to 360	-	-	-	-	-	11,821	23,285	46,672	2,555,263	2,637,041	30.7	2,662,898	31.8	2,231,665	29.7
More than 360	-	-	-	-	-	-	-	-	96,261	96,261	1.1	99,292	1.2	177,062	2.4
Subtotal	-	-	2,269,164	3,940,470	2,939,411	2,118,464	1,702,272	1,525,268	7,819,987	22,315,036		21,289,825		18,115,340
Specific provision	-	-	22,691	118,214	293,941	635,540	851,136	1,067,687	7,819,987	10,809,196		10,575,790		8,668,946

(1)  Ratio between maturities and type of installments; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2,682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	53,112,363	112,241,494	36,843,199	46,883,863	3,416,909	1,154,851	533,270	312,749	2,352,634	256,851,332	100.0	248,458,698	100.0	232,719,076	100.0
1 to 30	4,607,329	15,369,272	2,365,022	5,452,727	326,634	87,654	54,390	39,372	338,896	28,641,296	11.2	27,024,715	10.8	27,971,802	12.0
31 to 60	4,535,578	11,722,868	1,793,983	4,757,101	269,005	57,488	36,897	29,102	283,480	23,485,502	9.1	22,745,463	9.2	19,119,138	8.2
61 to 90	2,992,754	7,538,528	1,669,963	3,519,139	161,807	64,022	21,822	16,766	134,182	16,118,983	6.3	16,150,987	6.5	14,950,809	6.4
91 to 180	6,293,901	14,160,515	4,021,624	6,832,880	364,410	114,727	49,724	38,497	276,616	32,152,894	12.5	30,544,840	12.3	30,009,656	12.9
181 to 360	9,560,389	18,517,661	5,360,174	7,342,376	505,107	168,399	62,901	50,071	430,391	41,997,469	16.4	39,268,822	15.8	36,101,737	15.5
More than 360	25,122,412	44,932,650	21,632,433	18,979,640	1,789,946	662,561	307,536	138,941	889,069	114,455,188	44.5	112,723,871	45.4	104,565,934	45.0
Generic provision	-	561,209	368,432	1,406,516	341,692	346,455	266,635	218,925	2,352,634	5,862,498		5,530,127		5,692,340
Overall total on June 30, 2012 (2)	53,112,363	112,241,494	39,112,363	50,824,333	6,356,320	3,273,315	2,235,542	1,838,017	10,172,621	279,166,368
Existing provision	-	563,235	396,919	2,900,057	1,737,991	1,601,637	1,512,240	1,797,325	10,172,621	20,682,025
Minimum required provision	-	561,209	391,123	1,524,730	635,633	981,995	1,117,771	1,286,612	10,172,621	16,671,694
Excess provision	-	2,026	5,796	1,375,327	1,102,358	619,642	394,469	510,713	-	4,010,331
Overall total on March 31, 2012 (2)	49,781,909	109,389,949	39,099,419	48,482,781	6,806,510	2,304,914	2,041,722	1,736,052	10,105,267			269,748,523
Existing provision	-	549,220	396,237	2,995,916	1,870,726	1,121,954	1,373,601	1,704,518	10,105,267			20,117,439
Minimum required provision	-	546,950	390,994	1,454,483	680,651	691,475	1,020,861	1,215,236	10,105,267			16,105,917
Excess provision	-	2,270	5,243	1,541,433	1,190,075	430,479	352,740	489,282	-			4,011,522
Overall total on June 30, 2011 (2)	45,497,161	104,800,675	23,871,069	57,317,338	5,094,994	2,063,477	1,983,743	1,491,055	8,714,904					250,834,416
Existing provision	-	525,550	243,668	2,707,230	1,379,030	996,566	1,335,842	1,461,835	8,714,904					17,364,625
Minimum required provision	-	524,002	238,711	1,719,518	509,499	619,043	991,871	1,043,738	8,714,904					14,361,286
Excess provision	-	1,548	4,957	987,712	869,531	377,523	343,971	418,097	-					3,003,339

(1)	Ratio between maturities and types; and
(2)	The overall total includes performing loan operations in the amount of R$256,851,332 thousand (R$248,458,698 thousand on March 31, 2012 and R$232,719,076 thousand on June 30, 2011) and non-performing loan operations of R$22,315,036 thousand (R$21,289,825 thousand on March 31, 2012 and R$18,115,340 thousand on June 30, 2011).

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Notes to the Consolidated Financial Statements

d)   Concentration of loan operations

	R$ thousand
	2012				2011
	June 30	% (1)	March 31	% (1)	June 30	% (1)
Largest borrower	2,695,001	1.0	2,459,030	0.9	2,242,730	0.9
10 largest borrowers	15,034,781	5.4	13,390,420	5.0	14,636,948	5.8
20 largest borrowers	23,849,797	8.5	22,003,023	8.2	22,979,451	9.2
50 largest borrowers	37,099,425	13.3	35,259,087	13.1	36,274,219	14.5
100 largest borrowers	48,492,619	17.4	46,021,948	17.1	45,964,280	18.3

(1)    In relation to total of Bacen portfolio.

e)   By economic activity sector

	R$ thousand
	2012				2011
	June 30%		March 31%		June 30%
Public sector	484,315	0.2	757,485	0.3	1,082,773	0.4
Federal Government	264,059	0.1	473,514	0.2	748,742	0.3
Petrochemical	262,680	0.1	470,715	0.2	739,614	0.3
Financial intermediaries	1,379	-	2,799	-	9,128	-
State Government	220,256	0.1	283,971	0.1	334,031	0.1
Production and distribution of electricity	220,256	0.1	283,971	0.1	334,031	0.1
Private sector	278,682,053	99.8	268,991,038	99.7	249,751,643	99.6
Manufacturing	53,708,416	19.2	51,039,199	18.9	49,380,260	19.7
Food products and beverages	13,031,279	4.6	12,875,597	4.8	12,532,737	5.0
Steel, metallurgy and mechanics	8,437,376	3.0	8,074,260	3.0	8,179,044	3.3
Pulp and paper	4,182,487	1.5	3,962,803	1.5	3,295,455	1.3
Chemical	3,867,776	1.4	3,363,267	1.2	4,027,414	1.6
Oil refining and production of alcohol	3,614,232	1.3	3,227,648	1.2	2,894,091	1.2
Textiles and apparel	3,109,838	1.1	3,130,527	1.2	3,051,636	1.2
Light and heavy vehicles	2,722,629	1.0	2,750,041	1.0	2,435,224	1.0
Rubber and plastic articles	2,604,477	0.9	2,481,607	0.9	2,427,940	1.0
Electric and electronic products	2,156,191	0.8	2,129,878	0.8	2,072,428	0.8
Furniture and wood products	1,962,424	0.7	1,962,029	0.7	1,726,563	0.7
Extraction of metallic and non-metallic ores	1,910,812	0.7	1,716,717	0.6	1,960,527	0.8
Non-metallic materials	1,755,485	0.6	1,699,927	0.6	1,448,775	0.6
Automotive parts and accessories	1,191,660	0.4	1,118,923	0.4	972,488	0.4
Leather articles	775,091	0.3	728,941	0.3	630,635	0.2
Publishing, printing and reproduction	721,043	0.3	720,375	0.3	614,404	0.2
Other industries	1,665,616	0.6	1,096,659	0.4	1,110,899	0.4
Commerce	43,517,495	15.6	42,535,683	15.8	39,648,959	15.8
Merchandise in specialty stores	11,973,098	4.3	11,691,879	4.3	10,410,376	4.2
Food products, beverages and tobacco	5,143,131	1.8	4,861,639	1.8	4,579,454	1.8
Non-specialized retailer	4,272,247	1.5	4,023,795	1.5	3,818,923	1.5
Automobile	3,124,580	1.1	3,577,564	1.3	3,296,244	1.3
Clothing and footwear	3,347,543	1.2	3,232,515	1.2	3,496,046	1.4
Motor vehicle repairs, parts and accessories	3,107,987	1.1	3,035,501	1.1	2,724,484	1.1
Grooming and household articles	2,496,040	0.9	2,403,840	0.9	2,592,479	1.0
Waste and scrap	2,094,463	0.8	2,027,118	0.8	1,753,392	0.7
Fuel	1,840,109	0.7	1,863,808	0.7	1,756,401	0.7
Trade intermediary	1,587,697	0.6	1,619,103	0.6	1,550,546	0.6
Wholesale of goods in general	1,556,220	0.6	1,418,423	0.5	1,334,514	0.5
Agricultural products	1,472,555	0.5	1,367,345	0.5	1,089,642	0.5
Other commerce	1,501,825	0.5	1,413,153	0.6	1,246,458	0.5
Financial intermediaries	1,364,037	0.5	729,003	0.3	821,461	0.3
Services	65,475,800	23.5	63,031,680	23.3	54,858,275	21.9
Civil construction	16,522,200	5.8	15,519,003	5.8	13,383,208	5.3
Transportation and storage	15,408,340	5.5	15,225,315	5.6	14,392,237	5.7
Real estate activities, rentals and corporate services	11,115,340	4.0	10,845,090	4.0	9,806,687	3.9
Production and distribution of electric power, gas and water	5,016,796	1.8	4,998,440	1.9	4,768,529	1.9
Holding companies, legal, accounting and business advisory services	3,028,824	1.1	2,978,407	1.1	1,925,993	0.8
Hotels and catering	2,460,979	0.9	2,384,461	0.9	2,037,894	0.8
Social services, education, health, defense and social security	2,120,646	0.8	2,168,343	0.8	1,934,529	0.8
Clubs, leisure, cultural and sport activities	2,196,741	0.8	1,848,067	0.7	1,496,658	0.6
Telecommunications	459,474	0.2	513,688	0.2	448,868	0.2
Other services	7,146,460	2.6	6,550,866	2.3	4,663,672	1.9
Agriculture, cattle raising, fishing, forestry and timber industry	3,664,469	1.3	3,334,169	1.2	3,580,621	1.4
Individuals	110,951,836	39.7	108,321,304	40.2	101,462,067	40.5
Total	279,166,368	100.0	269,748,523	100.0	250,834,416	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2012		2011
	Past due	Outstanding	Total – non-performing loans				% June 30 YTD (2)	% March 31 YTD (2)	% June 30 YTD (2)
AA	-	-	-	53,112,363	53,112,363	19.1	19.1	18.5	18.1
A	-	-	-	112,241,494	112,241,494	40.2	59.3	59.1	59.9
B	428,031	1,841,133	2,269,164	36,843,199	39,112,363	14.0	73.3	73.6	69.4
C	945,212	2,995,258	3,940,470	46,883,863	50,824,333	18.2	91.5	91.6	92.3
Subtotal	1,373,243	4,836,391	6,209,634	249,080,919	255,290,553	91.5
D	855,693	2,083,718	2,939,411	3,416,909	6,356,320	2.3	93.8	94.1	94.3
E	703,602	1,414,862	2,118,464	1,154,851	3,273,315	1.2	95.0	95.0	95.1
F	719,210	983,062	1,702,272	533,270	2,235,542	0.8	95.8	95.8	95.9
G	687,387	837,881	1,525,268	312,749	1,838,017	0.7	96.5	96.4	96.5
H	4,255,507	3,564,480	7,819,987	2,352,634	10,172,621	3.5	100.0	100.0	100.0
Subtotal	7,221,399	8,884,003	16,105,402	7,770,413	23,875,815	8.5
Overall total on June 30, 2012	8,594,642	13,720,394	22,315,036	256,851,332	279,166,368	100.0
%	3.1	4.9	8.0	92.0	100.0
Overall total on March 31, 2012	8,377,285	12,912,540	21,289,825	248,458,698	269,748,523
%	3.1	4.8	7.9	92.1	100.0
Overall total on June 30, 2011	7,513,934	10,601,406	18,115,340	232,719,076	250,834,416
%	3.0	4.2	7.2	92.8	100.0

(1)    Ratio between risk level and total portfolio; and

(2)    Accumulated ratio between risk level and total portfolio.

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Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
		Minimum required					Additional	Existing	2012		2011
	Minimum required provision	Specific			Generic	Total			% June 30 YTD (1)	% March 31 YTD (1)	% June 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	561,209	561,209	2,026	563,235	0.5	0.5	0.5
B	1.0	4,280	18,411	22,691	368,432	391,123	5,796	396,919	1.0	1.0	1.0
C	3.0	28,356	89,858	118,214	1,406,516	1,524,730	1,375,327	2,900,057	5.7	6.2	4.7
Subtotal		32,636	108,269	140,905	2,336,157	2,477,062	1,383,149	3,860,211	1.5	1.6	1.5
D	10.0	85,569	208,372	293,941	341,692	635,633	1,102,358	1,737,991	27.3	27.5	27.1
E	30.0	211,081	424,459	635,540	346,455	981,995	619,642	1,601,637	48.9	48.7	48.3
F	50.0	359,605	491,531	851,136	266,635	1,117,771	394,469	1,512,240	67.6	67.3	67.3
G	70.0	481,171	586,516	1,067,687	218,925	1,286,612	510,713	1,797,325	97.8	98.2	98.0
H	100.0	4,255,507	3,564,480	7,819,987	2,352,634	10,172,621	-	10,172,621	100.0	100.0	100.0
Subtotal		5,392,933	5,275,358	10,668,291	3,526,341	14,194,632	2,627,182	16,821,814	70.5	70.3	71.8
Overall total on June 30, 2012		5,425,569	5,383,627	10,809,196	5,862,498	16,671,694	4,010,331	20,682,025	7.4
%		26.2	26.1	52.3	28.3	80.6	19.4	100.0
Overall total on March 31, 2012		5,399,306	5,176,484	10,575,790	5,530,127	16,105,917	4,011,522	20,117,439		7.5
%		26.9	25.7	52.6	27.5	80.1	19.9	100.0
Overall total on June 30, 2011		4,729,782	3,939,164	8,668,946	5,692,340	14,361,286	3,003,339	17,364,625			6.9
%		27.2	22.7	49.9	32.8	82.7	17.3	100.0

(1)  Ratio between existing allowance and total portfolio by risk level.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Opening balance	20,117,439	19,540,448	19,540,448	16,289,671
- Specific provision (1)	10,575,790	9,875,415	9,875,415	7,898,327
- Generic provision (2)	5,530,127	5,654,244	5,654,244	5,389,925
- Excess provision (3)	4,011,522	4,010,789	4,010,789	3,001,419
Additions	3,650,406	3,298,274	6,948,680	5,219,181
Reductions	(3,085,820)	(2,721,283)	(5,807,103)	(4,144,227)
Closing balance	20,682,025	20,117,439	20,682,025	17,364,625
- Specific provision (1)	10,809,196	10,575,790	10,809,196	8,668,946
- Generic provision (2)	5,862,498	5,530,127	5,862,498	5,692,340
- Excess provision (3)	4,010,331	4,011,522	4,010,331	3,003,339

(1)  For operations with installments overdue for more than 14 days;

(2)  Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The excess provision per customer was classified according to the corresponding risk levels (Note 10f).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of recoveries of written-off credits, are as follows.

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Amount recorded	3,650,406	3,298,274	6,948,680	5,219,181
Amount recovered (1)	(784,939)	(653,185)	(1,438,124)	(1,317,571)
ALL expense net of amounts recovered	2,865,467	2,645,089	5,510,556	3,901,610

(1)  Classified in income from loan operations (Note 10j).

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Notes to the Consolidated Financial Statements

i)    Changes in renegotiated portfolio

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Opening balance	8,888,112	8,658,167	8,658,167	6,911,604
Amount renegotiated	2,180,440	1,898,102	4,078,542	3,772,143
Amount received	(1,034,493)	(970,951)	(2,005,444)	(1,670,474)
Write-offs	(895,042)	(697,206)	(1,592,248)	(1,208,949)
Closing balance	9,139,017	8,888,112	9,139,017	7,804,324
Allowance for loan losses	5,816,314	5,696,825	5,816,314	4,851,715
Percentage on renegotiated portfolio	63.6%	64.1%	63.6%	62.2%

j)    Income on loan and leasing operations

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Discounted trade receivables and loans	8,483,685	8,187,899	16,671,584	14,902,486
Financings	3,248,724	3,088,048	6,336,772	5,052,923
Agricultural and agribusiness loans	286,017	242,086	528,103	521,676
Subtotal	12,018,426	11,518,033	23,536,459	20,477,085
Recovery of credits charged-off as loss	784,939	653,185	1,438,124	1,317,571
Subtotal	12,803,365	12,171,218	24,974,583	21,794,656
Leasing, net of expenses	294,714	362,162	656,876	885,902
Total	13,098,079	12,533,380	25,631,459	22,680,558

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Notes to the Consolidated Financial Statements

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Assets – other receivables
Exchange purchases pending settlement	10,976,235	9,635,831	11,235,550
Exchange sale receivables	3,430,285	3,303,953	3,183,493
(-) Advances in local currency received	(485,561)	(423,606)	(539,566)
Income receivable on advances granted	105,717	90,187	50,127
Total	14,026,676	12,606,365	13,929,604
Liabilities – other liabilities
Exchange sales pending settlement	3,419,671	3,297,709	3,162,492
Exchange purchase payables	10,384,938	9,322,575	11,528,464
(-) Advances on foreign exchange contracts	(7,077,738)	(6,671,302)	(6,788,080)
Other	6,685	4,113	4,823
Total	6,733,556	5,953,095	7,907,699
Net foreign exchange portfolio	7,293,120	6,653,270	6,021,905
Memorandum accounts:
- Loans available for imports	1,689,760	1,486,594	1,588,510
- Confirmed exports loans	89,428	69,182	41,321

Foreign exchange results in profit or loss

Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Foreign exchange operations in profit or loss	513,472	269,915	783,387	271,421
Adjustments:
- Income on foreign currency financing (1)	53,092	39,304	92,396	10,416
- Income on export financing (1)	200,863	124,427	325,290	234,271
- Income on foreign investments (2)	22,297	43,402	65,699	530
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(646,786)	(322,765)	(969,551)	8,309
- Funding expenses (4)	(85,456)	(79,729)	(165,185)	(142,199)
- Other	159,426	74,943	234,369	(109,302)
Total adjustments	(296,564)	(120,418)	(416,982)	2,025
Adjusted foreign exchange operations result	216,908	149,497	366,405	273,446

(1)  Recognized in “Income from loan operations;”

(2)  Recognized in “Income on securities transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments on foreign exchange transactions.

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Notes to the Consolidated Financial Statements

b)   Sundry

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Tax credits (Note 34c)	23,105,852	21,153,537	19,979,224
Credit card operations	15,077,147	14,260,043	12,496,887
Borrowers by escrow deposits	10,332,319	9,803,380	8,251,539
Prepaid taxes	5,626,396	5,110,981	4,635,965
Sundry borrowers	2,788,909	2,765,255	2,671,777
Trade and credit receivables (1)	1,715,668	1,500,485	1,353,959
Advances to Deposit Guarantee Fund (FGC)	258,770	304,435	441,431
Payments to be reimbursed	494,626	509,825	455,950
Receivables from sale of assets	59,285	63,464	66,910
Other	402,405	186,602	370,621
Total	59,861,377	55,658,007	50,724,263

(1)  Include receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Carrying amount
			2012		2011
			June 30	March 31	June 30
Real estate	576,434	(333,653)	242,781	196,442	113,212
Goods subject to special conditions	45,524	(45,524)	-	-	-
Vehicles and similar	406,387	(176,399)	229,988	240,313	261,190
Inventories/warehouse	97,180	-	97,180	94,442	41,399
Machinery and equipment	17,982	(6,653)	11,329	10,668	9,362
Other	19,621	(18,564)	1,057	1,069	1,100
Total on June 30, 2012	1,163,128	(580,793)	582,335
Total on March 31, 2012	1,069,898	(526,964)		542,934
Total on June 30, 2011	652,451	(226,188)			426,263

b)   Prepaid expenses

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Commission on the placement of loans and financing (1)	1,715,706	1,549,871	854,569
Deferred insurance acquisition costs (2)	1,153,224	683,643	523,900
Advertising and marketing expenses (3)	126,060	112,513	87,999
Other (4)	470,193	470,545	202,300
Total	3,465,183	2,816,572	1,668,768

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loan;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plan and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

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Notes to the Consolidated Financial Statements

13)   INVESTMENTS

a)     Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2012		2011
	June 30	March 31	June 30
- IRB-Brasil Resseguros S.A.	487,030	508,157	448,234
- Integritas Participações S.A.	505,494	534,060	452,446
- BES Investimento do Brasil S.A.	107,052	106,634	97,282
- Other	292,578	255,306	167,585
Total in affiliates – in Brazil	1,392,154	1,404,157	1,165,547
- Tax incentives	239,542	239,542	239,760
- Other investments	531,879	695,528	556,786
Provision for:
- Tax incentives	(211,555)	(211,555)	(212,912)
- Other investments	(62,936)	(51,432)	(50,212)
Overall total of investments	1,889,084	2,076,240	1,698,969

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Notes to the Consolidated Financial Statements

b)   The adjustments resulting from the valuation using the equity method of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies” and R$58,777 thousand in the first half of 2012 (R$50,065 thousand in the first half of 2011) and R$18,610 thousand in the second quarter of 2012 (R$40,167 thousand in the first quarter of 2012).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2012			2011
			Common	Preferred			2nd Quarter	1st Quarter	1st Half	1st Half
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,292,985	-	212	21.24%	275,405	24,035	34,461	58,496	32,343
BES Investimento do Brasil S.A. – Banco de Investimento	320,000	535,260	10,745	10,745	20.00%	37,570	2,218	5,296	7,514	5,249
Integritas Participações S.A. (2)	57,406	891,313	22,581	-	22.32%	(124,530)	(27,678)	(117)	(27,795)	1,997
Other (2)							20,035	527	20,562	10,476
Equity in the earnings (losses) of unconsolidated companies							18,610	40,167	58,777	50,065

(1)  Comprise participation in the income statement recorded periodically by the companies and include equity variations in the investees not derived from income statement, as well as adjustments arising from the aligning of accounting practices, when applicable; and

(2)  Based on financial information from prior months.

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Carrying Amount
				2012		2011
				June 30	March 31	June 30
Property and equipment:
- Buildings	4%	865,119	(367,348)	497,771	486,807	424,928
- Land	-	403,227	-	403,227	397,832	351,197
Facilities, furniture and equipment in use	10%	4,614,485	(2,385,336)	2,229,149	2,281,834	1,623,213
Security and communication systems	10%	247,815	(142,228)	105,587	95,264	83,833
Data processing systems	20 to 50%	4,143,895	(2,883,363)	1,260,532	1,262,026	1,161,161
Transportation systems	20%	55,468	(28,397)	27,071	27,710	11,679
Subtotal		10,330,009	(5,806,672)	4,523,337	4,551,473	3,656,011
Leased assets		-	-	-	55	1,857
Total on June 30, 2012		10,330,009	(5,806,672)	4,523,337
Total on March 31, 2012		10,142,961	(5,591,433)		4,551,528
Total on June 30, 2011		8,948,629	(5,290,761)			3,657,868

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Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$3,029,696 thousand (R$2,974,569 thousand on March 31, 2012 and R$2,889,995 thousand on June 30, 2011), which is due to the increase in their market price, based on appraisal reports prepared by independent experts in 2012, 2011 and 2010.

The premises and equipment to reference shareholders’ equity ratio in the “economic-financial consolidated,” which includes all entities of the Group, is 18.19% (19.94% on March 31, 2012 and 17.33% on June 30, 2011), and in the “financial consolidated,” which includes only the financial institutions of the Group (ex.: bank, securities, etc.), is 43.49% (47.72% on March 31, 2012 and 47.13% on June 30, 2011), whereas the maximum limit is 50%.

The difference between the premises and equipment to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from investment acquisitions amounted to R$3,921,105 thousand, net of accumulated amortization, when applicable, of which: (i) R$579,499 thousand represents the difference between the purchase price and the book value of the net assets acquired, which is recorded in Permanent Assets – Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized based on their useful lives; and (ii) R$3,341,606 thousand, net of accrued amortization, representing future profitability/customer portfolio, which is amortized over twenty years, .

In the first half of 2012, goodwill amortization totaled R$132,730 thousand (R$132,225 thousand in the first half of 2011) and R$66,945 thousand in the second quarter of 2012 (R$65,785 thousand in the first quarter of 2012) (Note 29).

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Notes to the Consolidated Financial Statements

b)   Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Carrying amount
				2012		2011
				June 30	March 31	June 30
Acquisition of banking services rights	Contract (4)	5,506,744	(2,589,375)	2,917,369	3,090,177	1,731,170
Software (2)	20% to 50%	5,524,388	(2,789,587)	2,734,801	2,608,139	2,203,236
Future profitability/customer portfolio (3)	Up to 20%	4,115,980	(774,374)	3,341,606	3,287,321	2,404,087
Other	20%	128,216	(76,846)	51,370	41,038	40,735
Total on June 30, 2012		15,275,328	(6,230,182)	9,045,146
Total on March 31, 2012		15,020,711	(5,994,036)		9,026,675
Total on June 30, 2011		11,433,948	(5,054,720)			6,379,228

(1)  Intangible assets are amortized over the estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses;”

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of interest in Banco Ibi - R$903,525 thousand, Odontoprev - R$323,869 thousand, Ágora Corretora - R$114,695 thousand, Ibi México - R$24,245 thousand, Europ Assistance Serviços de Assistência Personalizados - R$20,866 thousand, Alelo (CBSS) - R$130,674 thousand, Cielo - R$408,014 thousand and Banco Berj - R$1,155,674 thousand, net of accrued amortization, when applicable; and

(4)  Based on each pay-back agreement.

c)   Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2011	3,064,089	2,516,295	3,353,106	44,073	8,977,563
Additions/reductions	248,651	442,060	121,230	12,173	824,114
Amortization for the period	(395,371)	(223,554)	(132,730)	(4,876)	(756,531)
Balance on June 30, 2012	2,917,369	2,734,801	3,341,606	51,370	9,045,146

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Notes to the Consolidated Financial Statements

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
● Demand deposits (1)	32,529,401	-	-	-	32,529,401	31,954,632	33,007,178
● Savings deposits (1)	62,308,096	-	-	-	62,308,096	59,924,012	54,810,856
● Interbank deposits	183,763	174,751	54,282	58,765	471,561	513,051	328,507
● Time deposits (2)	15,518,783	16,352,547	12,383,156	77,506,390	121,760,876	121,484,854	125,385,063
● Other – investment deposits	-	-	-	-	-	-	29,307
Overall total on June 30, 2012	110,540,043	16,527,298	12,437,438	77,565,155	217,069,934
%	51.0	7.6	5.7	35.7	100.0
Overall total on March 31, 2012	106,458,943	13,355,602	11,754,348	82,307,656		213,876,549
%	49.8	6.2	5.5	38.5		100.0
Overall total on June 30, 2011	99,878,689	22,142,265	12,632,553	78,907,404			213,560,911
%	46.8	10.4	5.9	36.9			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Own portfolio	97,658,732	19,404,838	9,509,287	25,683,210	152,256,067	145,617,868	122,649,403
● Government securities	94,954,010	82,451	301,659	-	95,338,120	88,238,994	72,428,367
● Debentures of own issuance	2,136,722	19,322,387	9,207,628	25,075,255	55,741,992	55,441,775	47,114,965
● Foreign	568,000	-	-	607,955	1,175,955	1,937,099	3,106,071
Third-party portfolio (1)	63,808,415	2,052,830	-	-	65,861,245	61,894,820	34,995,792
Unrestricted portfolio (1)	4,518,857	3,332,946	-	5,137	7,856,940	6,417,351	6,559,300
Overall total on June 30, 2012 (2)	165,986,004	24,790,614	9,509,287	25,688,347	225,974,252
%	73.4	11.0	4.2	11.4	100.0
Overall total on March 31, 2012 (2)	154,129,745	20,329,313	7,165,710	32,305,271		213,930,039
%	72.1	9.5	3.3	15.1		100.0
Overall total on June 30, 2011 (2)	109,502,097	11,923,542	9,685,647	33,093,209			164,204,495
%	66.7	7.3	5.8	20.2			100.0

(1)  Represented by government securities; and

(2)  Includes R$42,529,664 thousand (R$41,307,953 thousand on March 31, 2012 and R$44,223,223 thousand on June 30, 2011) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and  d).

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities - Brazil:
- Mortgage bonds	103,048	668,488	399,513	4,690	1,175,739	1,282,757	1,327,042
- Letters of credit for real estate	145,478	961,234	2,048,962	40,171	3,195,845	2,838,454	1,521,421
- Letters of credit for agribusiness	303,507	1,043,504	1,469,646	461,345	3,278,002	2,474,965	1,835,032
- Financial bills	767,192	4,583,099	9,157,735	16,616,277	31,124,303	32,404,967	17,422,124
Subtotal	1,319,225	7,256,325	13,075,856	17,122,483	38,773,889	39,001,143	22,105,619
Securities - abroad:
- MTN Program Issues (1)	68,641	1,354,896	1,305,816	5,926,249	8,655,602	5,974,216	3,692,051
- Securitization of future flow of money orders received from abroad (Note 16d)	7,705	346,945	368,242	3,029,455	3,752,347	3,530,584	3,269,812
- Issuance costs	-	-	-	(23,909)	(23,909)	(23,595)	(23,920)
Subtotal	76,346	1,701,841	1,674,058	8,931,795	12,384,040	9,481,205	6,937,943
Overall total on June 30, 2012	1,395,571	8,958,166	14,749,914	26,054,278	51,157,929
%	2.8	17.5	28.8	50.9	100.0
Overall total on March 31, 2012	817,910	6,969,178	11,642,755	29,052,505		48,482,348
%	1.7	14.4	24.0	59.9		100.0
Overall total on June 30, 2011	397,925	2,126,188	5,872,566	20,646,883			29,043,562
%	1.4	7.3	20.2	71.1			100.0

(1)  Issuance of securities in the foreign market for costumers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of a SPE – Special Purpose Entity. This SPE, named International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows of the underlying assets, which basically include current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term notes issued by the SPE and sold to investors are settled through funds derived from the money order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPE’ operations are discontinued.

Funds from the sale of current and future money order flows, received by the SPE, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPE:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2012		2011
				June 30	March 31	June 30
Securitization of future flow of money orders received from abroad	07.28.2004	305,400	08.20.2012 (1)	-	8,992	30,972
	06.11.2007	481,550	05.20.2014	220,837	227,507	268,109
	06.11.2007	481,550	05.20.2014	220,723	227,391	267,937
	12.20.2007	354,260	11.20.2014(2)	-	-	202,656
	12.20.2007	354,260	11.20.2014	181,603	181,892	202,656
	03.06.2008	836,000	05.22.2017 (3)	958,629	909,671	779,573
	12.19.2008	1,168,500	02.20.2019 (4)	1,008,830	909,418	779,328
	12.17.2009	133,673	11.20.2014	113,287	113,469	116,740
	12.17.2009	133,673	02.20.2017	142,577	135,708	116,286
	12.17.2009	89,115	02.20.2020	100,350	90,447	77,503
	08.20.2010	307,948	08.21.2017	352,614	317,852	272,386
	09.29.2010	170,530	08.21.2017	201,527	181,660	155,666
	11.16.2011(5)	88,860	11.20.2018	99,658	90,774	-
	11.16.2011(6)	133,290	11.22.2021	151,712	135,803	-
Total		5,038,609		3,752,347	3,530,584	3,269,812

(1)    Security early settled;

(2)    Security repurchased on March 29, 2012;

(3)    The maturity date was postponed from May 20, 2015 to May 22, 2017;

(4)    The maturity date was postponed from February 20, 2015 to February 20, 2019;

(5)    Issuance of securities abroad totaling US$50,000 thousand; and

(6)    Issuance of securities abroad totaling US$75,000 thousand.

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Notes to the Consolidated Financial Statements

e)   Expenses with funding and adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Savings deposits	890,728	942,386	1,833,114	1,801,454
Time deposits	2,589,702	2,905,016	5,494,718	6,513,021
Federal funds purchased and securities sold under agreements to repurchase	4,431,171	4,679,914	9,111,085	9,136,641
Funds from issuance of securities	1,211,013	1,095,909	2,306,922	1,147,331
Other funding expenses	99,124	97,418	196,542	180,670
Subtotal	9,221,738	9,720,643	18,942,381	18,779,117
Expenses for adjustment for inflation and interest on technical reserves from insurance, pension plans and capitalization bonds	1,496,462	2,197,321	3,693,783	3,085,279
Total	10,718,200	11,917,964	22,636,164	21,864,396

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Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Abroad	1,987,611	5,637,175	3,687,666	1,072,206	12,384,658	11,353,047	11,280,466
Overall total on June 30, 2012	1,987,611	5,637,175	3,687,666	1,072,206	12,384,658
%	16.0	45.5	29.8	8.7	100.0
Overall total on March 31, 2012	1,552,224	5,404,628	3,335,496	1,060,699		11,353,047
%	13.7	47.6	29.4	9.3		100.0
Overall total on June 30, 2011	2,414,831	4,725,350	3,245,480	894,805			11,280,466
%	21.4	41.9	28.8	7.9			100.0

b)   Onlending

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil	1,164,083	5,137,474	6,681,971	22,394,552	35,378,080	35,662,190	33,898,969
- National Treasury	-	-	117,484	-	117,484	39,279	17,087
- BNDES	461,101	2,251,288	3,306,634	6,665,410	12,684,433	12,893,439	12,910,312
- CEF	1,741	7,916	9,499	44,381	63,537	66,257	72,762
- FINAME	701,241	2,877,019	3,248,354	15,684,180	22,510,794	22,661,357	20,898,181
- Other institutions	-	1,251	-	581	1,832	1,858	627
Abroad	131,540	-	-	-	131,540	97,006	28,194
Overall total on June 30, 2012	1,295,623	5,137,474	6,681,971	22,394,552	35,509,620
%	3.6	14.5	18.8	63.1	100.0
Overall total on March 31, 2012	1,255,848	5,334,656	4,747,324	24,421,368		35,759,196
%	3.5	14.9	13.3	68.3		100.0
Overall total on June 30, 2011	1,176,055	4,649,036	4,609,152	23,492,920			33,927,163
%	3.5	13.7	13.6	69.2			100.0

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Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Borrowing:
- In Brazil	6,521	553	7,074	1,363
- Abroad	42,135	33,189	75,324	38,251
Subtotal borrowing	48,656	33,742	82,398	39,614
Onlending in Brazil:
- National Treasury	390	215	605	341
- BNDES	202,416	208,903	411,319	368,581
- CEF	1,176	1,327	2,503	2,950
- FINAME	339,162	303,413	642,575	466,188
- Other institutions	17	9	26	11
Onlending abroad:
- Payables to foreign bankers (Note 11a)	646,786	322,765	969,551	(8,309)
- Other expenses with foreign onlending	3,251,134	(846,201)	2,404,933	(1,310,725)
- Exchange variation from investments abroad	(1,705,109)	430,455	(1,274,654)	-
Subtotal onlending	2,735,972	420,886	3,156,858	(480,963)
Total	2,784,628	454,628	3,239,256	(441,349)

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements; however,  there are ongoing proceedings whose chances of success are assessed as probable, such as: a) Social Integration Program (PIS), claiming the offset of PIS on Gross Operating Income, paid in accordance with Decree-Laws 2,445/88 and 2,449/88, regarding the payment exceeding the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, whose decision may lead to the reimbursement of the amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Bradesco Organization is currently a party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded by the Management based on the opinion of Management and their legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be reversed or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposit to guarantee the execution of the judgment, the amount of labor provisions is recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is assessed as probable, considering the opinion of Management and their legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages and are not events that cause a significant impact on our financial position.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the adjustment for inflation of savings accounts balances due to economic plans which were part of the federal government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Regarding the disputes related to economic plans, it is worth noting two aspects: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up to final decision to be rendered by it.

             III -   Legal obligations – provision for tax risks

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although there are good chances for a favorable outcome in the medium and long term, based on the opinion of Management and their legal advisors.

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Notes to the Consolidated Financial Statements

The main issues are:

-   Cofins – R$7,024,222 thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

-   INSS Autonomous Brokers – R$1,065,260 thousand: we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

-   IRPJ/Loan Losses – R$752,176 thousand: we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

-   CSLL – Deductibility on the IRPJ calculation basis – R$651,997 thousand: we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-    PIS – R$298,206 thousand: we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

            IV -       Provisions by nature

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Labor claims	2,427,101	2,362,826	1,727,735
Civil claims	3,499,173	3,424,442	2,901,382
Subtotal (1)	5,926,274	5,787,268	4,629,117
Provision for tax risks (2)	13,609,925	13,157,195	13,274,393
Total	19,536,199	18,944,463	17,903,510

(1)  Note 20b; and

(2)  Classified under “Other liabilities – tax and social security” (Note 20a).

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Notes to the Consolidated Financial Statements

           V -       Changes in provisions

	R$ thousand
	2012
	Labor	Civil	Tax (1)
Balance on December 31, 2011	2,315,859	3,345,225	12,463,489
Adjustment for inflation	131,852	221,408	467,304
Provisions, net of reversals and write-offs	255,814	158,861	694,644
Payments	(276,424)	(226,321)	(15,512)
Balance on June 30, 2012	2,427,101	3,499,173	13,609,925

(1)  Substantially comprised of legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$1,092,677 thousand. In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; b) 2006–2009 income tax and social contribution, related to the goodwill amortization disallowance on the acquisition of investments, in the amount of R$704,487 thousand; and c) IRPJ and CSLL deficiency notice related to disallowance of loan loss expenses, in the amount of R$291,739 thousand.

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Notes to the Consolidated Financial Statements

19)     SUBORDINATED DEBT

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a. – 0.4914% p.a.) or
2012 (1)	5	1,419,126	R$	IPCA + (7.1019% p.a. – 7.632% p.a.)	2,358,911	2,304,322	3,314,217
				100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.1863% p.a.)	929,156	906,872	830,310
2014	6	1,000,000	R$	112.0% of CDI rate	1,493,171	1,458,985	1,333,482
				IPCA + (6.92% p.a. – 8.55% p.a.)
2015	6	1,274,696	R$	108% to 112.0% of CDI rate	1,893,044	1,836,063	1,664,564
2016	6	500	R$	IPCA + 7.1292% p.a.	686	668	609
				100.0% of CDI rate + 0.87% p.a.
2012 (2)	10	228,029	R$	101.5% of CDI rate	889,422	1,036,338	5,459,081
2019	10	20,000	R$	IPCA + (7.76% p.a.)	29,154	28,313	25,728
Financial bills:
2011 (3)	5	-	R$	103.0% of CDI rate	-	-	902,857
2012 (9)	5	-	R$	103.0% of CDI rate	-	1,680,295	1,546,893
				IGPM rate + 6.3874% p.a.
				IPCA + (6.7017% p.a. – 6.8784% p.a.)
				100% fixed rate + 13.0949% p.a.
2016	6	102,018	R$	108% to 110.0% of CDI rate	124,106	120,898	110,775
				100% of CDI rate + (1.2685%p.a – 1.3656% p.a.)
				IGPM rate + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. – 7.5482% p.a.)
				Fixed rate of (11.7493% p.a. – 13.8609% p.a.)
2017 (4)	6	8,630,999	R$	104% to 112.5% of CDI rate	9,443,896	8,931,042	3,600,185

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
				100% of CDI rate + (0.8831% p.a. – 1.3061% p.a.)
				IGPM Rate + (4.3287% p.a. – 6.2626% p.a.)
				IPCA + (4.3973% p.a. – 6.2822% p.a.)
				100% fixed rate + (10.7224% p.a. – 12.1754% p.a.)
2018 (5)	6	7,985,252	R$	108% to 112% of CDI rate	7,820,813	3,294,636	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	52,390	50,838	46,292
				IGPM rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. – 7.3743% p.a.)	158,499	152,998	60,783
2018	8	50,000	R$	IGPM rate + 7.0670% p.a.	60,553	58,043	53,760
				IPCA + (5.0648% p.a. – 6.1757% p.a.)
				Fixed rate of 11.2162% p.a. – 11.7550% p.a.
2019	7	54,961	R$	110.5% to 111% of CDI rate	56,223	22,071	-
				IGPM rate + 5.8351% p.a.
				IPCA + (5.8950% p.a. – 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate + 13.3381% p.a.	14,146	13,731	519
				IGPM rate + 5.5341% p.a.
				IPCA + (5.2033% p.a. – 6.1386% p.a.)
				Fixed rate of 11.1291% p.a. – 11.8661% p.a.
2020	8	21,354	R$	110.75% of CDI rate	21,838	13,178	-
2021	9	7,000	R$	111.0% of CDI rate	7,003	-	-
				IGPM rate + (6.0358% p.a. – 6.6244% p.a.)
				IPCA + (5.8789% p.a. – 7.1246% p.a.)
				100% fixed rate + 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	20,778	20,212	2,267
				IGPM rate + (4.1239% p.a.)
				IPCA + (4.5564% p.a. – 6.0358% p.a.)
				Fixed rate of 10.8585% p.a. – 12.4377% p.a.
2022	10	26,514	R$	110% to 111.25% of CDI rate	26,840	2,490	-

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
CDB pegged to loan operations:
2012 to 2016	from 2 to 5	6,809	R$	100% of CDI rate	7,339	7,593	9,895
Subtotal in Brazil					25,407,968	21,939,586	18,962,217
Abroad:
2011 (9)	10	-	US$	Rate of 10.25% p.a.	-	-	235,046
2012 (7) (9)	10	-	Yen	Rate of 4.05% p.a.	-	394,063	342,106
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,026,023	944,652	779,073
2014	10	801,927	Euro	Rate of 8.00% p.a.	584,342	565,161	516,704
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,542,126	1,367,087	1,203,733
2021	11	1,600,000	US$	Rate of 5.90% p.a.	3,313,162	2,943,407	2,552,061
2022 (8)	11	1,100,000	US$	Rate of 5.75% p.a.	2,259,148	2,007,515	-
Issuance costs on funding					(41,648)	(39,220)	(27,229)
Subtotal abroad					8,683,153	8,182,665	5,601,494
Overall total					34,091,121	30,122,251	24,563,711

(1)   Early settlement of subordinated debt amounting to R$718,702 thousand in June 2011 and R$461.505 thousand in February 2012;

(2)   Early settlement of subordinated debt amounting to R$2,960,895 thousand in September 2011 and R$1,065,699 thousand in February 2012, and subordinated debt operations amounting to R$570,470 thousand, that matured in March 2012;

(3)   Subordinated debt operations maturing in July 2011;

(4)   Issue of financial bills, of which were issued as follows: (i) R$81,927 thousand in July 2011; (ii) R$3,741,163 thousand in August 2011; (iii) R$923,460 thousand in September 2011; (iv) R$27,250 thousand in October 2011; (v) R$260,442 thousand in November 2011; and (vi) R$95,986 thousand in December 2011, maturing in 2017;

(5)   Issue of financial bills, of which were issued as follows: (i) R$303,079 thousand in January 2012; (ii) R$2,029,586 thousand in February 2012; (iii) R$859,438 thousand in March 2012; and (iv) R$4,192,444 thousand in May 2012, maturing in 2018;

(6)   Subordinated debt operations that matured in December 2011;

(7)   Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;

(8)   In March 2012, subordinated debts totaling US$1,100,000 thousand was issued abroad with a 5.75% p.a. rate, maturing in January 2022; and

(9)   Subordinated debt operations that matured in April 2012.

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Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Provision for tax risks (Note 18b IV)	13,609,925	13,157,195	13,274,393
Provision for deferred income tax (Note 34f)	7,532,884	4,483,019	4,810,120
Taxes and contributions on profits payable	2,610,252	1,747,337	3,416,483
Taxes and contributions payable	1,086,010	963,689	904,709
Total	24,839,071	20,351,240	22,405,705

b)   Sundry

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Credit card operations	12,149,223	11,687,127	10,881,090
Provision for payments	4,500,664	4,279,589	3,850,215
Civil and labor provisions (Note 18b IV)	5,926,274	5,787,268	4,629,117
Sundry creditors	3,409,162	3,007,301	2,526,619
Liabilities for acquisition of assets and rights	1,947,510	2,068,566	1,101,374
Liabilities for official agreements	299,038	289,884	300,387
Other	1,314,889	1,215,146	1,072,286
Total	29,546,760	28,334,881	24,361,088

Bradesco      181

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Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLAN AND CAPITALIZATION BOND OPERATIONS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	627,589	592,880	690,423	84,005,788	80,022,922	69,176,011	-	-	-	84,633,377	80,615,802	69,866,434
Mathematical reserve for vested benefits	143,756	138,900	134,380	5,660,877	5,496,631	5,224,924	-	-	-	5,804,633	5,635,531	5,359,304
Mathematical reserve for redemptions	-	-	-	-	-	-	4,196,721	3,983,424	3,412,918	4,196,721	3,983,424	3,412,918
Reserve for claims incurred but not reported (IBNR)	1,154,261	1,174,948	1,092,651	867,054	834,063	702,334	-	-	-	2,021,315	2,009,011	1,794,985
Unearned premium reserve	2,099,448	1,931,012	1,892,095	168,472	170,545	115,566	-	-	-	2,267,920	2,101,557	2,007,661
Contribution deficiency reserve (4)	-	-	-	3,805,376	3,705,640	3,553,018	-	-	-	3,805,376	3,705,640	3,553,018
Reserve for unsettled claims	2,903,036	2,826,465	2,306,015	1,029,881	1,014,185	927,114	-	-	-	3,932,917	3,840,650	3,233,129
Reserve for risk fluctuation	-	-	-	607,032	608,596	619,739	-	-	-	607,032	608,596	619,739
Premium deficiency reserve	-	-	-	404,326	471,056	547,090	-	-	-	404,326	471,056	547,090
Reserve for financial surplus	-	-	-	392,748	399,843	373,782	-	-	-	392,748	399,843	373,782
Reserve for drawings and redemptions	-	-	-	-	-	-	514,849	510,542	528,202	514,849	510,542	528,202
Reserve for administrative expenses	-	-	-	102,200	100,509	99,543	164,395	162,380	147,318	266,595	262,889	246,861
Provision for contingencies	-	-	-	-	-	-	9,565	6,949	7,471	9,565	6,949	7,471
Other reserves	1,776,723	1,764,919	1,735,638	1,155,007	1,036,723	652,071	-	-	-	2,931,730	2,801,642	2,387,709
Total reserves	8,704,813	8,429,124	7,851,202	98,198,761	93,860,713	81,991,192	4,885,530	4,663,295	4,095,909	111,789,104	106,953,132	93,938,303

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “individual health” portfolio made to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;

(2)  Includes personal insurance and pension plan operations;

(3)  “Other reserves” – Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to rectify,” and “Reserve for benefits to rectify;” and

(4)  The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and an interest rate of 4.0% p.a. For disability plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. interest rate.

182           Report on Economic and Financial Analysis – June 2012

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Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Health	4,180,157	4,126,700	3,887,910	-	-	-	-	-	-	4,180,157	4,126,700	3,887,910
Auto/RCF	2,682,107	2,493,288	2,348,777	-	-	-	-	-	-	2,682,107	2,493,288	2,348,777
DPVAT/Retrocession	163,478	138,920	117,960	360,474	343,448	283,649	-	-	-	523,952	482,368	401,609
Life	15,824	15,605	16,858	4,333,314	4,188,576	3,592,886	-	-	-	4,349,138	4,204,181	3,609,744
Basic lines	1,663,247	1,654,611	1,479,697	-	-	-	-	-	-	1,663,247	1,654,611	1,479,697
Unrestricted Benefits Generating Plan – PGBL to be granted	-	-	-	16,092,687	15,720,478	13,916,893	-	-	-	16,092,687	15,720,478	13,916,893
Long-Term Life Insurance – VGBL - to be granted	-	-	-	58,259,616	54,894,227	46,194,320	-	-	-	58,259,616	54,894,227	46,194,320
Pension plans	-	-	-	19,152,670	18,713,984	18,003,444	-	-	-	19,152,670	18,713,984	18,003,444
Capitalization bonds	-	-	-	-	-	-	4,885,530	4,663,295	4,095,909	4,885,530	4,663,295	4,095,909
Total technical reserves	8,704,813	8,429,124	7,851,202	98,198,761	93,860,713	81,991,192	4,885,530	4,663,295	4,095,909	111,789,104	106,953,132	93,938,303

Bradesco      183

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Notes to the Consolidated Financial Statements

c)   Guarantees of technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Total technical reserves	8,704,813	8,429,124	7,851,202	98,198,761	93,860,713	81,991,192	4,885,530	4,663,295	4,095,909	111,789,104	106,953,132	93,938,303
(-) Portion corresponding to contracted reinsurance	(847,453)	(844,548)	(702,416)	(9,185)	(6,918)	(7,977)	-	-	-	(856,638)	(851,466)	(710,393)
(-) Deposits retained at IRB and court deposits	(18,500)	(23,500)	(39,644)	(62,887)	(65,461)	(73,230)	-	-	-	(81,387)	(88,961)	(112,874)
(-) Receivables	(906,533)	(739,682)	(790,392)	-	-	-	-	-	-	(906,533)	(739,682)	(790,392)
(-) Reserves from DPVAT agreements	(156,554)	(90,008)	(109,947)	(357,185)	(340,346)	(280,051)	-	-	-	(513,739)	(430,354)	(389,998)
To be insured	6,775,773	6,731,386	6,208,803	97,769,504	93,447,988	81,629,934	4,885,530	4,663,295	4,095,909	109,430,807	104,842,669	91,934,646
Investment fund quotas (VGBL and PGBL)	-	-	-	74,352,303	70,614,704	60,111,213	-	-	-	74,352,303	70,614,704	60,111,213
Investment fund quotas (excluding VGBL and PGBL)	7,030,957	6,908,576	6,490,665	16,794,830	16,247,133	15,201,968	4,463,478	4,182,004	3,717,142	28,289,265	27,337,713	25,409,775
Government securities	-	-	-	4,968,760	4,793,943	4,544,307	-	-	-	4,968,760	4,793,943	4,544,307
Private securities	39,774	38,909	43,993	598,425	581,760	583,708	238,504	229,891	227,136	876,703	850,560	854,837
Shares	3,248	3,193	2,945	1,254,973	1,406,511	1,373,551	273,589	401,440	351,665	1,531,810	1,811,144	1,728,161
Total guarantees of technical reserves	7,073,979	6,950,678	6,537,603	97,969,291	93,644,051	81,814,747	4,975,571	4,813,335	4,295,943	110,018,841	105,408,064	92,648,293

184           Report on Economic and Financial Analysis – June 2012

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Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Written premiums	4,902,162	4,623,551	9,525,713	8,197,036
Pension plan contributions (including VGBL)	5,815,679	4,090,324	9,906,003	8,029,595
Capitalization bond income	936,303	795,493	1,731,796	1,399,757
Granted coinsurance premiums	(53,085)	(60,353)	(113,438)	(90,496)
Refunded premiums	(30,854)	(31,462)	(62,316)	(63,228)
Net written premiums	11,570,205	9,417,553	20,987,758	17,472,664
Reinsurance premiums	(78,048)	(68,819)	(146,867)	(120,662)
Insurance, pension plan and capitalization bond retained premiums	11,492,157	9,348,734	20,840,891	17,352,002

22)    NON-CONTROLLING  INTERESTS IN SUBSIDIARIES

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Banco Bradesco BBI S.A.	120,690	118,823	112,232
Other (1)	466,205	511,441	486,631
Total	586,895	630,264	598,863

(1)   Mainly related to the non-controlling  interests in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Breakdown of capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2012		2011
	June 30	March 31	June 30
Common shares	1,912,397,390	1,912,397,390	1,912,397,390
Preferred shares	1,912,397,191	1,912,397,191	1,912,397,191
Subtotal	3,824,794,581	3,824,794,581	3,824,794,581
Treasury (common shares)	(2,559,000)	(2,559,000)	(2,487,000)
Treasury (preferred shares)	(4,466,400)	(4,466,400)	-
Total outstanding shares	3,817,769,181	3,817,769,181	3,822,307,581

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181
Shares acquired and not cancelled	(72,000)	-	(72,000)
Number of outstanding shares as of June 30, 2012	1,909,838,390	1,907,930,791	3,817,769,181

Bradesco      185

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Notes to the Consolidated Financial Statements

c)   Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, amended by Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided that there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors’ meeting held on December 12, 2011 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2011, in the amount of R$2,309,800 thousand, at R$0.576206221 (net of 15% withholding income tax – R$0.489775288) per common share and R$0.633826844 (net of 15% withholding income tax – R$0.538752817) per preferred share, which was paid on March 8, 2012.

The Board of Directors’ meeting held on February 10, 2012 approved the Board of Executive Officers’ proposal to pay shareholders dividends as complement to interest on shareholders' equity and dividends for 2011, in the amount of R$151,291 thousand, at R$0.037741866 per common share and R$0.041516054 per preferred share, which was paid on March 8, 2012.

The Board of Directors’ Meeting held on March 7, 2012 approved the Board of Executive Officers’ proposal to increase by 10% the value of monthly dividends, paid in advance to shareholders, in compliance with the Monthly Compensation Methodology, from R$0.014541175 to R$0.015995293, corresponding to common shares, and from R$0.015995293 to R$0.017594822, corresponding to preferred shares, in effect since dividends related to April 2012, which was paid on May 2, 2012, benefiting shareholders registered on April 2, 2012.

The Board of Directors’ Meeting held on June 20, 2012 approved the Board of Executive Officers’ proposal to pay Company’s shareholders monthly interest on shareholders’ equity, in replacement for monthly dividends. Shareholders will receive R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, in effect as from July 2012, to be paid on August 1, 2012, benefiting shareholders registered on July 2, 2012.

The Board of Directors’ meeting held on June 27, 2012 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2012, in the amount of R$754,300 thousand, at R$0.188184678 (net of 15% withholding income tax - R$0.159956976) per common share and R$0.207003146 (net of 15% withholding income tax - R$0.175952674) per preferred share, which was paid on July 18, 2012.

186           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity and dividends related to the first half of 2012 is calculated as follows:

	R$ thousand	% (1)
Net income for the half-year	5,625,504
(-) Legal reserve	(281,275)
Adjusted calculation basis	5,344,229
Supplementary and interim interest on shareholders’ equity (gross), paid and/or provisioned	1,548,500
Withholding income tax on interest on shareholders’ equity	(232,275)
Interest on shareholders’ equity (net)	1,316,225
Monthly dividends, paid and provisioned	367,208
Interest on shareholders’ equity (net) and dividends on June 30, 2012 YTD	1,683,433	31.50
Interest on shareholders’ equity (net) and dividends on June 30, 2011 YTD	1,642,099	31.50

(1)  Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid or recorded in provision, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Supplementary interest on shareholders’ equity paid	0.233248	0.256573	936,153	140,423	795,730
Interim interest on shareholders’ equity paid	0.155521	0.171073	624,200	93,630	530,570
Monthly dividends paid	0.079316	0.087248	315,799	-	315,799
Total in the first half of 2011	0.468085	0.514894	1,876,152	234,053	1,642,099
Supplementary interest on shareholders’ equity provisioned	0.193579	0.212937	777,420	116,613	660,807
Monthly dividends paid	0.043624	0.047986	174,860	-	174,860
Total in the first quarter of 2012	0.237203	0.260923	952,280	116,613	835,667
Supplementary interest on shareholders’ equity provisioned	0.004186	0.004605	16,780	2,517	14,263
Interim interest on shareholders’ equity paid (1)	0.188185	0.207003	754,300	113,145	641,155
Monthly dividends paid and provisioned	0.047986	0.052784	192,348	-	192,348
Total in the second quarter of 2012	0.240357	0.264392	963,428	115,662	847,766
Supplementary interest on shareholders’ equity provisioned	0.197765	0.217542	794,200	119,130	675,070
Interim interest on shareholders’ equity paid (1)	0.188185	0.207003	754,300	113,145	641,155
Monthly dividends paid and provisioned	0.091610	0.100770	367,208	-	367,208
Total in the first half of 2012	0.477560	0.525315	1,915,708	232,275	1,683,433

(1)     Paid on July 18, 2012

d)   Treasury shares

The Board of Directors’ meeting held on December 20, 2010 authorized the acquisition of up to 15,000,000 no-par, registered book-entry shares issued by Bradesco, of which 7,500,000 are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. This authorization was valid until June 21, 2011. The Board of Directors’ meeting held on June 20, 2011 approved the renewal of the share acquisition term based on the same previous conditions. The authorization was valid up to December 22, 2011. The Board of Directors’ meeting held on December 21, 2011 resolved the renewal of the term for the share acquisition, based on the same prior conditions. The authorization was valid up to June 23, 2012. The Board of Directors’ meeting held on June 21, 2012 resolved on the renewal of the term for the share acquisition, based on the same prior conditions. The new authorization will be valid up to December 25, 2012.

Bradesco      187

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Notes to the Consolidated Financial Statements

As of June 30, 2012, 2,559,000 common shares and 4,466,400 preferred shares had been acquired, totaling R$184,935 thousand, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.36814 and R$26.83286, respectively, and R$26.20576, R$26.87120 and R$27.54291 per preferred share, respectively. The market value of the shares, as at June 30, 2012, was R$25.00 per common share and R$29.94 per preferred share.

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Credit card income	1,383,914	1,333,831	2,717,745	2,278,772
Checking account	804,934	747,981	1,552,915	1,330,220
Asset management	534,646	526,094	1,060,740	944,994
Loan operations	527,226	504,554	1,031,780	967,025
Collections	322,346	313,456	635,802	574,897
Consortium management	149,579	143,611	293,190	249,911
Custody and brokerage services	119,408	116,927	236,335	210,137
Underwriting/financial advisory services	115,198	109,070	224,268	151,395
Payments	79,809	78,184	157,993	153,377
Other	137,020	121,581	258,601	182,694
Total	4,174,080	3,995,289	8,169,369	7,043,422

25)    PERSONNEL EXPENSES

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Payroll	1,401,945	1,353,564	2,755,509	2,341,764
Benefits	616,593	585,851	1,202,444	1,005,968
Social security charges	535,554	508,910	1,044,464	885,508
Employee profit sharing	264,504	265,321	529,825	429,817
Provision for labor claims	188,047	142,646	330,693	319,451
Training	40,634	21,965	62,599	58,048
Total	3,047,277	2,878,257	5,925,534	5,040,556

188           Report on Economic and Financial Analysis – June 2012

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Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Outsourced services	832,281	832,417	1,664,698	1,713,146
Communication	415,221	409,514	824,735	768,613
Depreciation and amortization	401,976	398,474	800,450	701,998
Data processing	267,944	262,204	530,148	444,380
Advertising and marketing	162,191	152,510	314,701	395,887
Transportation	214,702	212,324	427,026	358,904
Rental	195,702	182,515	378,217	319,370
Asset maintenance	145,141	145,616	290,757	261,425
Financial system services	162,944	163,397	326,341	229,825
Supplies	76,576	91,882	168,458	175,797
Security and surveillance	104,772	100,240	205,012	155,935
Water, electricity and gas	64,942	65,469	130,411	115,306
Trips	33,566	32,926	66,492	70,881
Other	243,923	240,998	484,921	418,112
Total	3,321,881	3,290,486	6,612,367	6,129,579

27)    TAX EXPENSES

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Contribution for Social Security Financing (Cofins)	536,793	735,812	1,272,605	1,325,645
Social Integration Program (PIS) contribution	91,354	123,635	214,989	229,514
Tax on Services (ISS)	115,548	109,340	224,888	199,185
Municipal Real Estate Tax (IPTU) expenses	10,238	19,719	29,957	25,668
Other	59,362	133,871	193,233	143,329
Total	813,295	1,122,377	1,935,672	1,923,341

28)    OTHER OPERATING INCOME

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Other interest income	400,701	432,113	832,814	525,946
Reversal of other operating provisions	84,177	112,577	196,754	182,471
Gains on sale of goods	18,384	14,991	33,375	25,953
Revenues from recovery of charges and expenses	17,961	105,544	123,505	71,490
Other (1)	245,977	220,531	466,508	3,553,582
Total	767,200	885,756	1,652,956	4,359,442

(1)  Includes revenue from tax credits to offset in the amount of R$2,911,634 thousand in the first half of 2011.

Bradesco      189

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Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Other financial expenses	950,172	911,938	1,862,110	1,327,550
Sundry losses	398,236	344,898	743,134	632,505
Intangible assets amortization – acquisition of banking service rights	204,934	190,437	395,371	336,762
Expenses with other operating provisions (1) (2)	256,857	216,405	473,262	3,413,326
Goodwill amortization (Note 15a)	66,945	65,785	132,730	132,225
Other	509,372	644,033	1,153,405	841,772
Total	2,386,516	2,373,496	4,760,012	6,684,140

(1)  Includes R$143,045 thousand of provision for civil lawsuits – economic plans in the first half of 2012 (R$122,193 thousand in the first half of 2011) and R$56,878 thousand in the second quarter of 2012 (R$86,167 thousand in the first quarter of 2012); and

(2)  Includes provision for tax risks in the amount of R$2,911,634 thousand during the first half of 2011.

30)    NON-OPERATING INCOME

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Gain/loss on sale and write-off of assets and investments (1)	(41,645)	(25,796)	(67,441)	(130,471)
Recording/reversal of non-operating provisions	(75,334)	4,750	(70,584)	(11,930)
Others	17,379	8,410	25,789	12,859
Total	(99,600)	(12,636)	(112,236)	(129,542)

(1)  Including income from the sale of CETIP shares in the first quarter of 2012 for R$29,205 thousand.

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Notes to the Consolidated Financial Statements

31)    RELATED PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The  transactions are as follows:

	R$ thousand
	2012		2011	2012			2011
	June 30	March 31	June 30	2nd Quarter	1st Quarter	1st Half	1st Half
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(497,097)	(257,388)	(505,556)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(366,111)	(189,566)	(366,151)	-	-	-	-
Fundação Bradesco	(130,986)	(67,822)	(139,405)	-	-	-	-
Demand deposits/Savings accounts:	(18,130)	(17,043)	(17,205)	(103)	(123)	(226)	(254)
Fundação Bradesco	(197)	(70)	(125)	-	-	-	-
BBD Participações S.A.	(9)	(5)	(11)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(3)	(3)	(1)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(5)	(8)	(3)	-	-	-	-
Key Management Personnel	(17,916)	(16,957)	(17,065)	(103)	(123)	(226)	(254)
Time deposits:	(154,020)	(223,861)	(163,423)	(2,603)	(3,442)	(6,045)	(7,648)
Cidade de Deus Companhia Comercial de Participações	(24,302)	(30,061)	(30,982)	(19)	(11)	(30)	(44)
Key Management Personnel	(129,718)	(193,800)	(132,441)	(2,584)	(3,431)	(6,015)	(7,604)
Federal funds purchased and securities sold under agreements to repurchase:	(268,568)	(278,386)	(272,589)	(5,814)	(6,867)	(12,681)	(15,276)
Key Management Personnel	(268,568)	(278,386)	(272,589)	(5,814)	(6,867)	(12,681)	(15,276)
Funds from issuance of securities:	(398,177)	(316,391)	(293,587)	(8,956)	(7,922)	(16,878)	(14,291)
Key Management Personnel	(398,177)	(316,391)	(293,587)	(8,956)	(7,922)	(16,878)	(14,291)
Rental of branches:	-	-	-	(325)	(326)	(651)	(249)
Fundação Bradesco	-	-	-	(325)	(326)	(651)	(249)
Subordinated debts:	(15,324)	(15,006)	(36,572)	(318)	(1,555)	(1,873)	(12,092)
Cidade de Deus Companhia Comercial de Participações	-	-	(1,534)	-	(633)	(633)	(8,195)
Fundação Bradesco	(15,324)	(15,006)	(35,038)	(318)	(922)	(1,240)	(3,897)

Bradesco      191

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Notes to the Consolidated Financial Statements

a)   Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance supplementary pension plans to Management, within the pension plan for employees and management of the Bradesco Organization.

For 2012, the maximum amount of R$344,400 thousand was set for Management compensation and R$344,000 thousand to finance defined contribution supplementary pension plans.

Short-term Management benefits

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Salaries	79,671	93,355	173,026	119,449
INSS contributions	17,866	20,964	38,830	26,758
Total	97,537	114,319	211,856	146,207

Post-employment benefits

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Defined contribution supplementary pension plans	80,108	58,027	138,135	94,024
Total	80,108	58,027	138,135	94,024

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I)    According to current laws, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

192           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco:

	2012		2011
	June 30	March 31	June 30
● Common shares	0.74%	0.74%	0.74%
● Preferred shares	0.99%	0.99%	1.03%
● Total shares (1)	0.86%	0.86%	0.89%

(1)  On June 30, 2012, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers totaled 3.06% of common shares, 1.04% of preferred shares and 2.05% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Risk management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business, whose processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization controls risk management in an integrated and independent manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of the value of a loan agreement originated from a decrease in the borrower’s risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Bradesco      193

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Notes to the Consolidated Financial Statements

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

We present below the statement of financial position by currency, as follows:

	R$ thousand
	2012				2011
	June 30			March 31	June 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	815,062,861	759,268,524	55,794,337	52,960,686	44,751,399
Funds available	13,997,224	9,320,885	4,676,339	7,814,216	2,231,279
Interbank investments	92,858,129	89,642,121	3,216,008	2,075,712	1,442,756
Securities and derivative financial instruments	322,507,276	311,344,950	11,162,326	9,278,177	7,657,872
Interbank and interdepartmental accounts	62,510,217	62,510,217	-	-	-
Loan and leasing operations	238,275,883	213,284,731	24,991,152	23,027,787	21,013,991
Other receivables and assets	84,914,132	73,165,620	11,748,512	10,764,794	12,405,501
Permanent assets	15,457,567	15,412,402			38,776
Investments	1,889,084	1,888,772	312	253	224
Premises and equipment and leased assets	4,523,337	4,506,035	17,302	16,385	12,492
Intangible assets	9,045,146	9,017,595	27,551	26,359	26,060
Total	830,520,428	774,680,926	55,839,502	53,003,683	44,790,175

Liabilities
Current and long-term liabilities	765,398,082	697,436,662	67,961,420	61,234,116	51,031,922
Deposits	217,069,934	190,084,281	26,985,653	24,074,351	18,201,956
Federal funds purchased and securities sold under agreements to repurchase	225,974,252	224,798,297	1,175,955	1,937,100	3,106,071
Funds from issuance of securities	51,157,929	38,773,888	12,384,041	9,481,205	6,937,944
Interbank and interdepartmental accounts	3,618,529	1,837,481	1,781,048	1,430,196	1,809,128
Borrowing and onlending	47,894,278	35,108,936	12,785,342	11,729,172	11,619,546
Derivative financial instruments	3,568,085	3,311,064	257,021	454,256	266,916
Technical reserve for insurance, pension plans and capitalization bonds	111,789,104	111,788,019	1,085	1,229	957
Other liabilities:
- Subordinated debt	34,091,121	25,407,968	8,683,153	8,182,665	5,601,494
- Other	70,234,850	66,326,728	3,908,122	3,943,942	3,487,910
Deferred income	615,363	615,363	-	-	-
Non-controlling interests in subsidiaries	586,895	586,895	-	-	-
Shareholders’ equity	63,920,088	63,920,088	-	-	-
Total	830,520,428	762,559,008	67,961,420	61,234,116	51,031,922
Net position of assets and liabilities			(12,121,918)	(8,230,433)	(6,241,747)
Net position of derivatives (2)			(7,129,571)	(4,977,227)	(5,343,675)
Other net memorandum accounts (3)			(147,416)	(14,292)	23,386
Net exchange position (liability)			(19,398,905)	(13,221,952)	(11,562,036)

(1)  Amounts expressed and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and

(3)  Other commitments recorded in memorandum accounts.

194           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Risk factors	R$ thousand
	2012		2011
	June 30	March 31	June 30
Fixed rates	120,806	96,438	39,678
Exchange coupon	19,751	11,257	4,799
Foreign currency	32,825	20,183	30,270
IGP-M / IPCA	101,845	76,518	11,200
Equities	24,247	22,699	9,100
Sovereign/Eurobonds and Treasuries	18,836	24,890	186
Other	9,576	6,525	4
Correlation/diversification effect	(81,852)	(90,084)	(35,984)
VaR (Value at Risk)	246,034	168,426	59,253

Sensitivity analysis

The Trading Portfolio is also daily monitored by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

It is worth noting that the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes), do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations held in the Banking Portfolio is financed by time and/or savings deposits, which are “natural hedges” for future variations in interest rates; moreover, interest rate variations do not represent a material impact on the Institution’s result, as loan operations are held to maturity.

Bradesco      195

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis –Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2012						2011
		June 30			March 31			June 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(8,822)	(1,830,479)	(3,540,762)	(9,399)	(2,144,816)	(4,148,883)	(7,026)	(2,137,828)	(4,089,479)
Price indexes	Exposure subject to variations in price index coupon rates	(12,238)	(1,261,830)	(2,323,495)	(12,379)	(1,414,756)	(2,557,358)	(11,079)	(1,454,501)	(2,584,329)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,030)	(96,445)	(180,994)	(538)	(54,940)	(101,807)	(152)	(14,192)	(27,792)
Foreign currency	Exposure subject to exchange variations	(5,378)	(134,442)	(268,884)	(14,453)	(361,320)	(722,641)	(13,510)	(337,745)	(675,491)
Equities	Exposure subject to variation in stock prices	(15,493)	(387,323)	(774,646)	(15,578)	(389,458)	(778,916)	(15,481)	(387,017)	(774,035)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(4,950)	(124,966)	(249,429)	(2,966)	(82,162)	(164,769)	(551)	(19,803)	(42,192)
Other	Exposure not classified in previous definitions	(99)	(2,502)	(5,004)	(78)	(1,865)	(3,730)	(12)	(303)	(607)
Total excluding correlation of risk factors		(48.010)	(3,837,987)	(7,343,214)	(55,391)	(4,449,317)	(8,478,104)	(47,811)	(4,351,389)	(8,193,925)
Total including correlation of risk factors		(28.009)	(3,021,183)	(5,765,838)	(22,055)	(3,060,487)	(5,828,858)	(19,185)	(3,128,587)	(5,841,763)

(1)  Amounts net of tax effects.

196           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results, is presented below. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, we have an ongoing process of market risk management, which constantly seeks for market dynamism to mitigate/minimize related risks according to the strategy determined by Senior Management. Therefore, in cases of indicators of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2012						2011
		June 30			March 31			June 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,786)	(366,463)	(707,358)	(2,668)	(610,822)	(1,189,560)	(1,727)	(522,985)	(1,001,940)
Price indexes	Exposure subject to variations in price index coupon rates	(1,870)	(186,281)	(360,669)	(2,401)	(270,680)	(523,434)	(669)	(110,693)	(214,829)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(939)	(88,703)	(166,028)	(537)	(52,316)	(97,262)	(59)	(5,815)	(11,362)
Foreign currency	Exposure subject to exchange variations	(9,745)	(243,627)	(487,254)	(8,610)	(215,241)	(430,482)	(14,736)	(368,399)	(736,797)
Equities	Exposure subject to variation in stock prices	(2,137)	(53,423)	(106,846)	(1,818)	(45,441)	(90,881)	(1,821)	(45,535)	(91,070)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(4,427)	(114,687)	(228,605)	(2,569)	(65,844)	(130,716)	(37)	(684)	(1,362)
Other	Exposure not classified in previous definitions	(89)	(2,251)	(4,502)	-	(278)	(556)	-	-	(1)
Total excluding correlation of risk factors		(20,993)	(1,055,435)	(2,061,262)	(18,603)	(1,260,622)	(2,462,891)	(19,049)	(1,054,111)	(2,057,361)
Total including correlation of risk factors		(11,711)	(660,095)	(1,281,204)	(8,716)	(855,158)	(1,663,126)	(12,769)	(729,975)	(1,416,962)

(1)  Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions, according to the examples below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on June 30, 2012, the exchange rate of Real/Dollar was R$2.03 For the interest rate scenario, the 1-year fixed interest rate applied on the positions on June 30, 2012 was 7.59% p.a.;

Scenario 2:   25% stresses were determined based on market information. For instance, in the scenario applied to positions on June 30, 2012, the exchange rate of Real/Dollar was R$2.52. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 30, 2012 was 9.48% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3:   50% stresses were determined based on market information. For instance, in the scenario applied to positions on June 30, 2012, the exchange rate of Reais/Dollar was R$3.02. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 30, 2012 was 11.38% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of not existing sufficient financial resources for the Organization to meet its commitments due to the mismatch of payments and receipts, considering different settlement currencies and terms of rights and liabilities.

The Organization has a liquidity policy that not only defines the minimum levels that should be complied with, the Organization’s Market and Liquidity Risk Management Policy, jointly with related standards and procedures, but also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy in cases of need.

The liquidity risk management process includes the daily monitoring of the composition of available resources, the compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

198           Report on Economic and Financial Analysis – June 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present the statement of financial position by maturity in the chart below:

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	484,048,640	90,998,815	52,330,484	187,684,922	-	815,062,861
Funds available	13,997,224	-	-	-	-	13,997,224
Interbank investments	73,109,897	15,818,559	1,950,885	1,978,788	-	92,858,129
Securities and derivative financial instruments (1) (2)	274,226,860	2,804,717	4,870,829	40,604,870	-	322,507,276
Interbank and interdepartmental accounts	61,967,643	-	-	542,574	-	62,510,217
Loan and leasing operations	25,414,687	59,955,309	39,166,613	113,739,274	-	238,275,883
Other receivables and assets	35,332,329	12,420,230	6,342,157	30,819,416	-	84,914,132
Permanent assets	318,659	1,395,671	1,193,925	8,693,313	3,855,999	15,457,567
Investments	-	-	-	-	1,889,084	1,889,084
Premises and equipment and leased assets	58,334	291,660	349,992	3,420,124	403,227	4,523,337
Intangible assets	260,325	1,104,011	843,933	5,273,189	1,563,688	9,045,146
Total on June 30, 2012	484,367,299	92,394,486	53,524,409	196,378,235	3,855,999	830,520,428
Total on March 31, 2012	431,881,797	106,021,705	50,124,859	197,532,394	3,988,769	789,549,524
Total on June 30, 2011	357,359,096	116,979,648	42,634,252	169,875,837	2,458,180	689,307,013

Liabilities
Current and long-term liabilities	413,739,441	69,393,150	51,927,161	230,338,330	-	765,398,082
Deposits (3)	110,540,043	16,527,298	12,437,438	77,565,155	-	217,069,934
Federal funds purchased and securities sold under agreements to repurchase (2)	165,986,004	24,790,614	9,509,287	25,688,347	-	225,974,252
Funds from issuance of securities	1,395,571	8,958,166	14,749,914	26,054,278	-	51,157,929
Interbank and interdepartmental accounts	3,618,529	-	-	-	-	3,618,529
Borrowing and onlending	3,283,234	10,774,649	10,369,637	23,466,758	-	47,894,278
Derivative financial instruments	2,521,888	206,344	200,062	639,791	-	3,568,085
Technical reserves for insurance, pension plans and capitalization bonds (3)	85,234,612	2,908,072	1,330,124	22,316,296	-	111,789,104
Other liabilities:
- Subordinated debts	141,500	3,249,021	571,127	30,129,473	-	34,091,121
- Other	41,018,060	1,978,986	2,759,572	24,478,232	-	70,234,850
Deferred income	615,363	-	-	-	-	615,363
Non-controlling interests in subsidiaries	-	-	-	-	586,895	586,895
Shareholders’ equity	-	-	-	-	63,920,088	63,920,088
Total on June 30, 2012	414,354,804	69,393,150	51,927,161	230,338,330	64,506,983	830,520,428
Total on March 31, 2012	389,674,925	56,423,424	48,577,683	236,184,169	58,689,323	789,549,524
Total on June 30, 2011	323,190,542	49,302,836	45,671,008	217,700,996	53,441,631	689,307,013
Net assets on June 30, 2012 YTD	70,012,495	93,013,831	94,611,079	60,650,984	-	-
Net assets on March 31, 2012 YTD	42,206,872	91,805,153	93,352,329	54,700,554	-	-
Net assets on June 30, 2011 YTD	34,168,554	101,845,366	98,808,610	50,983,451	-	-

(1)    Investments in investment funds are classified within 1 to 30 days;

(2)    Repurchase agreements are classified according to the maturity of the operation; and

(3)    Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and reputational risk.

The operational risk management is essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and monitoring, on a consolidated basis and at each Organization’s company.

Among plans for mitigating operational risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

Capital Management

The capital management process is conducted in order to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and dimension of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

The process of adjustment to Reference Shareholders' Equity is daily followed up and aims to ensure that the Organization has a solid capital base in order to support development of activities and face risks incurred, whether in normal situations or in extreme market conditions, in addition to meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

We present the Capital Adequacy Ratio in the chart below:

Calculation basis – Capital Adequacy Ratio	R$ thousand
	2012				2011
	June 30		March 31		June 30
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	63,920,088	63,920,088	58,059,059	58,059,059	52,842,768	52,842,768
Reduction of deferred assets – CMN Resolution 3,444/07	(139,872)	(223,833)	(152,488)	(234,795)	(197,221)	(279,101)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives – CMN Resolution 3,444/07	(1,865,419)	(1,865,419)	2,126,070	2,126,070	1,947,294	1,947,294
Non-controlling interests/other	187,211	586,895	187,583	630,228	176,560	598,863
Reference shareholders’ equity - Tier I	62,102,008	62,417,731	60,220,224	60,580,562	54,769,401	55,109,824
Total of gains/losses of adjustments to market value in available for sale and derivatives – CMN Resolution 3,444/07	1,865,419	1,865,419	(2,126,070)	(2,126,070)	(1,947,294)	(1,947,294)
Subordinated debt/other	26,025,344	26,025,344	17,356,806	17,356,806	9,491,195	9,491,195
Reference shareholders’ equity – Tier II	27,890,763	27,890,763	15,230,736	15,230,736	7,543,901	7,543,901
Total reference shareholders’ equity (Tier I + Tier II)	89,992,771	90,308,494	75,450,960	75,811,298	62,313,302	62,653,725
Deduction of instruments for funding - CMN Resolution 3,444/07	(107,052)	(107,052)	(106,636)	(106,636)	(96,828)	(130,064)
Reference shareholders’ equity (a)	89,885,719	90,201,442	75,344,324	75,704,662	62,216,474	62,523,661
Capital allocation (by risk)
- Credit risk	53,055,883	52,050,305	49,597,579	48,718,051	43,209,088	43,324,158
- Market risk	3,142,932	3,142,932	3,622,168	3,622,168	846,567	846,567
- Operational risk	2,543,458	3,312,555	2,543,458	3,312,555	1,883,392	2,690,028
Required reference shareholders’ equity (b)	58,742,273	58,505,792	55,763,205	55,652,774	45,939,047	46,860,753
Margin (a – b)	31,143,446	31,695,650	19,581,119	20,051,888	16,277,427	15,662,908
Risk-weighted assets (c)	534,020,665	531,870,834	506,938,219	505,934,297	417,627,700	426,006,845
Capital adequacy ratio (a/c)	16.83%	16.96%	14.86%	14.96%	14.90%	14.68%

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b)      Market value

The book value, net of provisions for loss of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2012		2012		2011	2012		2011
	June 30		June 30	March 31	June 30	June 30	March 31	June 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	322,507,276	324,728,614	8,140,573	5,711,455	3,031,829	2,221,338	6,477,950	3,457,591
- Adjustment of available-for-sale securities (Note 8 cII)			5,919,235	(766,495)	(425,762)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			2,221,338	6,477,950	3,457,591	2,221,338	6,477,950	3,457,591
Loan and leasing operations (Notes 2, 3g and 10) (1)	279,166,368	280,702,891	1,536,523	(159,812)	(574,261)	1,536,523	(159,812)	(574,261)
Investments (Notes 3j and 13) (2)	1,889,084	14,599,712	12,710,628	11,316,168	7,312,832	12,710,628	11,316,168	7,312,832
Treasury shares (Note 23d)	184,935	197,699	-	-	-	12,764	27,410	3,511
Time deposits (Notes 3n and 16a)	121,760,876	121,583,426	177,450	204,609	223,827	177,450	204,609	223,827
Funds from issuance of securities (Note 16c)	51,157,929	51,421,225	(263,296)	(290,699)	(175,053)	(263,296)	(290,699)	(175,053)
Borrowing and onlending (Notes 17a and 17b)	47,894,278	47,803,923	90,355	82,817	586,484	90,355	82,817	586,484
Subordinated debts (Note 19)	34,091,121	34,939,668	(848,547)	(734,789)	(1,028,800)	(848,547)	(734,789)	(1,028,800)
Unrealized gains without tax effects			21,543,686	16,129,749	9,376,858	15,637,215	16,923,654	9,806,131

(1)  Includes advances on foreign exchange contracts, leasing operations and other receivables with credit characteristics; and

(2)  Basically includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev, Serasa and Fleury) and other investments (BM&FBOVESPA).

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Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

•   Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the reporting date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or quotations for instruments with similar characteristics;

•   Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced on the market on the reporting date; and

•   Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the reporting date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by the professional and the sponsoring company. The related resources are invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A.   The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to at least 4% of salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) from the defined benefit plan, whose contributions to the PGBL were maintained at the levels in force for the defined benefits plan at the time of migration, nonetheless respecting the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by net assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, whether they migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (successor due to spin-off of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of BEM (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through the Pension Plan Fund of BEC - Cabec.

The assets of pension plans are invested according to the applicable legislation (government securities and private securities, listed company shares and real estate properties).

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Notes to the Consolidated Financial Statements

Bradesco’s branches and subsidiaries abroad provide their employees and directors with a pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant’s professional career.

Expenses related to contributions made in the first half of 2012 totaled R$263,260 thousand (R$187,047 thousand in the first half of 2011) and R$146,186 thousand in the second quarter of 2011 (R$117,074 thousand in the first quarter of 2012).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$1,265,043 thousand in the first half of 2012 (R$1,064,016 thousand in the first half of 2011) and R$657,227 thousand in the second quarter of 2012 (R$607,816 thousand in the first quarter of 2012).

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Income before income tax and social contribution	2,898,213	4,596,638	7,494,851	8,604,045
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,159,285)	(1,838,655)	(2,997,940)	(3,441,618)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	7,444	16,067	23,511	20,026
Non-deductible expenses, net of non-taxable income	(101,732)	(118,382)	(220,114)	(174,897)
Interest on shareholders’ equity (2)	308,432	310,968	619,400	581,381
Other amounts (3)	895,945	(156,382)	739,563	(3,809)
Income tax and social contribution for the period	(49,196)	(1,786,384)	(1,835,580)	(3,018,917)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h);

(2)  Includes paid and payable interest on shareholders’ equity; and

(3)  Basically includes the exchange rate variation on investments abroad and the equalization of effective social contribution rate related to the 40% rate.

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Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2012			2011
	2nd Quarter	1st Quarter	1st Half	1st Half
Current taxes:
Income tax and social contribution payable	(1,883,074)	(2,570,281)	(4,453,355)	(5,399,512)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	1,798,374	885,753	2,684,127	2,615,853
Use of opening balances of:
Social contribution loss	34,075	(76,594)	(42,519)	(97,014)
Income tax loss	(8,003)	(97,650)	(105,653)	(269,613)
Recording/utilization in the period on:
Social contribution loss	22,979	24,721	47,700	44,906
Income tax loss	(13,547)	47,667	34,120	86,463
Total deferred taxes	1,833,878	783,897	2,617,775	2,380,595
Income tax and social contribution for the period	(49,196)	(1,786,384)	(1,835,580)	(3,018,917)

c)   Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2011	Amount recorded	Amount realized	Balance on 6.30.2012	Balance on 3.31.2012	Balance on 6.30.2011
Allowance for loan losses	10,983,555	3,287,398	1,887,986	12,382,967	11,032,375	10,005,512
Civil provisions	1,284,877	160,470	94,226	1,351,121	1,312,682	1,147,974
Tax provisions	4,087,345	417,872	4,646	4,500,571	4,352,786	3,500,569
Labor provisions	915,778	188,600	144,433	959,945	934,209	679,138
Provision for devaluation of securities and investments	406,068	11,562	2,895	414,735	404,768	105,936
Provision for devaluation of foreclosed assets	93,539	65,405	54,443	104,501	83,167	98,294
Adjustment to market value of trading securities	16,195	500	1,838	14,857	16,880	121,631
Amortization of goodwill	411,617	1,486	40,411	372,692	392,057	796,758
Provision for interest on shareholders’ equity (1)	-	317,680	-	317,680	310,968	331,706
Other	1,191,621	644,212	180,180	1,655,653	1,436,456	2,162,203
Total tax credits over temporary differences	19,390,595	5,095,185	2,411,058	22,074,722	20,276,348	18,949,721
Income tax and social contribution losses in Brazil and abroad	513,396	81,820	148,172	447,044	411,540	504,195
Subtotal (2)	19,903,991	5,177,005	2,559,230	22,521,766	20,687,888	19,453,916
Adjustment to fair value of available-for-sale securities (2)	841,421	202,140	600,317	443,244	324,807	380,665
Social contribution – Provisional Measure 2,158-35/01 (3)	144,643	-	3,801	140,842	140,842	144,643
Total tax credits (Note 11b)	20,890,055	5,379,145	3,163,348	23,105,852	21,153,537	19,979,224
Deferred tax liabilities (Note 34f)	4,824,991	3,580,774	872,881	7,532,884	4,483,019	4,810,120
Tax credits net of deferred tax liabilities	16,065,064	1,798,371	2,290,467	15,572,968	16,670,518	15,169,104
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	22.5%	-	-	17.3%	22.0%	24.3%
- Percentage of net tax credits over total assets	2.1%	-	-	1.9%	2.1%	2.2%

(1)  Tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit;

(2)  Tax credits of companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11,727/08 (Note 3h); and

(3)  The amount of R$31,072 thousand is expected to be realized by the end of the year, which will be accounted when it will be effectively used (item d).

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Notes to the Consolidated Financial Statements

d)   Expected realization of tax credits over temporary differences, income tax and social contribution losses and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2012	2,649,743	1,512,420	27,830	13,862	4,203,855
2013	4,335,881	2,537,114	55,462	65,415	6,993,872
2014	4,474,672	2,595,118	36,000	20,369	7,126,159
2015	1,313,811	749,429	37,001	71,769	2,172,010
2016	1,184,529	612,774	41,557	77,624	1,916,484
2017 (1st half)	74,028	35,203	120	35	109,386
Total	14,032,664	8,042,058	197,970	249,074	22,521,766

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2012	2013	2014	2015	2016	Total
Total	31,072	2,505	4,188	47,374	55,703	140,842

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$21,544,937 thousand (R$19,515,087 thousand on March 31, 2012 and R$18,258,148 thousand on June 30, 2011), of which R$20,999,136 thousand (R$19,011,880 thousand on March 31, 2012 and R$17,653,909 thousand on June 30, 2011) refers to temporary differences, R$416,172 thousand (R$376,515 thousand on March 31, 2012 and R$465,465 thousand on June 30, 2011) to income tax and social contribution losses and R$129,629 thousand (R$126,692 thousand on March 31, 2012 and R$138,774 thousand on June 30, 2011) comprises tax credit on social contribution – Provisional Measure 2,158-35.

e)   Unrecognized tax credits

Tax credits of R$1,478,186 thousand (R$1,467,381 thousand on March 31, 2012 and R$2,578 thousand on June 30, 2011) have not been recorded in the financial statements, and will be recorded when they comply with regulatory aspects and/or prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules. The balance of June 30, 2012 includes R$1,476,229 thousand (R$1,464,904 thousand on March 31, 2012), which refers to unrecorded tax credits resulting from the acquisition of Banco BERJ, consolidated beginning November 2011.

f)    Deferred tax liabilities

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Mark-to-market adjustment of derivative financial instruments	3,312,670	225,753	222,709
Difference in depreciation	2,925,560	3,204,221	3,796,765
Judicial deposit and others	1,294,654	1,053,045	790,646
Total	7,532,884	4,483,019	4,810,120

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets on June 30, 2012 of R$383,588,580 thousand (R$372,265,465 thousand on March 31, 2012 and R$310,681,731 thousand on June 30, 2011).

b)   Consortia funds

	R$ thousand
	2012		2011
	June 30	March 31	June 30
Monthly estimate of funds receivable from consortium members	274,134	278,565	256,202
Contributions payable by the group	14,367,536	14,656,304	14,355,392
Consortium members – assets to be included	12,846,148	13,155,303	12,954,892
Credits available to consortium members	3,326,158	3,159,144	2,882,164

	In units
	2012		2011
	June 30	March 31	June 30
Number of groups managed	2,735	2,696	2,534
Number of active consortium members	676,087	642,790	524,984
Number of assets to be included	187,526	182,061	141,689

c)    In the second quarter of 2012, with the purpose of optimizing the financial system liquidity and encouraging the sale of automobiles and light commercial vehicles, allowing industries to reduce their inventories, Bacen amended and redefined  rules relating to compulsory deposits on funds repayable in installments, resulting in the following effects:

Description	Previous rule	Current rule
Collection of compulsory deposits on funds repayable in installments

Bacen remunerated the lowest between the following amounts:

I- liabilities minus deductions of up to 64%;

II- liabilities limited by the percentage of:

- 80% in the period from February13 to 24, 2012;

- 75% in the period from April 20 to June 21, 2012;

- 70% in the period from June 22 to August 23, 2012;

- 64% in the period from August 24 to February 20, 2014;

- 73% in the period from February 21 to April 24, 2014;

- 82% in the period from April 25 to June 19, 2014; and

- 100% as from June 20, 2014.

Bacen now remunerates the lowest between the following amounts:

I- liabilities minus deductions of up to 64%;

II- liabilities limited by the percentage of:

- 64% in the period from June 22 to February 20, 2014;

- 73% in the period from February 21 to April 24, 2014;

- 82% in the period from April 25 to June 19, 2014; and

- 100% as of June 20, 2014.

Operations eligible for deduction in compulsory deposits on funds for vehicles financing	There was no deduction.	Bacen now authorizes the deduction in compulsory deposits on funds for loan operations in the financing and leasing of automobiles and light commercial vehicles taken out as from May 22, 2012.

d)    As part of the process of convergence with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued certain accounting pronouncements, their interpretations and orientations, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution 3,604/08 – Statement of Cash Flows (CPC 03);

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Notes to the Consolidated Financial Statements

•       Resolution 3,750/09 – Related-Party Disclosures (CPC 05);

•       Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3,973/11 – Subsequent Events (CPC 24);

•       Resolution 3,989/11 – Share-Based Payment (CPC 10); and

•       Resolution 4,007/11 – Accounting Policies, Change of Estimate and Error Correction (CPC 23).

At present, it is not practicable to estimate when the CMN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods or applicable retroactively.

CMN Resolution 3,786/09 and Bacen Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the reference date December 31 their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB).

As required by CMN Resolution, on March 30, 2012, Bradesco made its consolidated financial statements for December 31, 2011 and 2010, prepared in accordance with IFRS standards, available on its website. According to Management’s evaluation, the reconciliations between net income and shareholders’ equity as of June 30, 2012 are consistent with those  reconciliations as of December 31, 2011.

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Management Bodies

Reference Date: July 10, 2012

Board of Directors	Department Directors (continued)	Audit Committee
	Frederico William Wolf	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	Glaucimar Peticov	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	Guilherme Muller Leal	Romulo Nagib Lasmar
	João Albino Winkelmann	Osvaldo Watanabe
Vice-Chairman	João Carlos Gomes da Silva
Antônio Bornia	Joel Antonio Scalabrini	Compliance and Internal Control Committee
	Jorge Pohlmann Nasser	Mário da Silveira Teixeira Júnior – Coordinator
Members	José Luis Elias	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Luiz Rodrigues Bueno	Milton Matsumoto
João Aguiar Alvarez	José Ramos Rocha Neto	Domingos Figueiredo de Abreu
Denise Aguiar Alvarez	Júlio Alves Marques	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Laércio Carlos de Araújo Filho	Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme	Layette Lamartine Azevedo Júnior	Clayton Camacho
Milton Matsumoto	Lúcio Rideki Takahama	Frederico William Wolf
Ricardo Espírito Santo Silva Salgado	Luiz Alves dos Santos	Roberto Sobral Hollander
	Luiz Carlos Brandão Cavalcanti Junior	Rogério Pedro Câmara
Board of Executive Officers	Marcos Aparecido Galende
	Marcos Bader	Executive Disclosure Committee (Non-Statutory)
Executive Officers	Marcos Daré	Luiz Carlos Angelotti - Coordinator
	Marlene Morán Millan	Julio de Siqueira Carvalho de Araujo
Chief Executive Officer	Nobuo Yamazaki	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Octavio Manoel Rodrigues de Barros	Marco Antonio Rossi
	Paulo Aparecido dos Santos	Alexandre da Silva Glüher
Executive Vice-Presidents	Paulo Faustino da Costa	Moacir Nachbar Junior
Julio de Siqueira Carvalho de Araujo	Roberto Sobral Hollander	Antonio José da Barbara
Domingos Figueiredo de Abreu	Rogério Pedro Câmara	Marcos Aparecido Galende
José Alcides Munhoz	Waldemar Ruggiero Júnior	Paulo Faustino da Costa
Aurélio Conrado Boni	Walkiria Schirrmeister Marquetti	Haydewaldo R. Chamberlain da Costa
Sérgio Alexandre Figueiredo Clemente
Marco Antonio Rossi	Directors	Ethical Conduct Committee
	Antonio Chinellato Neto	Milton Matsumoto - Coordinator
Managing Directors	Cláudio Borges Cassemiro	Carlos Alberto Rodrigues Guilherme
Candido Leonelli	Cláudio Fernando Manzato	Julio de Siqueira Carvalho de Araujo
Maurício Machado de Minas	João Sabino	Domingos Figueiredo de Abreu
Alexandre da Silva Glüher	Osmar Roncolato Pinho	Marco Antonio Rossi
Alfredo Antônio Lima de Menezes	Paulo Manuel Taveira de Oliveira Ferreira	Alexandre da Silva Glüher
André Rodrigues Cano	Renan Mascarenhas Carmo	André Rodrigues Cano
Josué Augusto Pancini	Roberto de Jesus Paris	Josué Augusto Pancini
Luiz Carlos Angelotti	Vinicius José de Almeida Albernaz	Clayton Camacho
Marcelo de Araújo Noronha		Frederico William Wolf
Nilton Pelegrino Nogueira	Regional Officers	Glaucimar Peticov
	Alex Silva Braga	José Luiz Rodrigues Bueno
Deputy Directors	Almir Rocha	Júlio Alves Marques
Altair Antônio de Souza	Antonio Gualberto Diniz	Rogério Pedro Câmara
André Marcelo da Silva Prado	Antonio Piovesan
Denise Pauli Pavarina	Carlos Alberto Alástico	Integrated Risk Management and Capital Allocation Committee
Luiz Fernando Peres	Delvair Fidêncio de Lima	Julio de Siqueira Carvalho de Araujo - Coordinator
Moacir Nachbar Junior	Francisco Aquilino Pontes Gadelha	Domingos Figueiredo de Abreu
Octávio de Lazari Júnior	Francisco Assis da Silveira Junior	José Alcides Munhoz
	Geraldo Dias Pacheco	Aurélio Conrado Boni
Department Directors	João Alexandre Silva	Sérgio Alexandre Figueiredo Clemente
Adineu Santesso	José Sergio Bordin	Marco Antonio Rossi
Amilton Nieto	Leandro José Diniz	Alexandre da Silva Glüher
André Bernardino da Cruz Filho	Luis Carlos Furquim Vermieiro	Alfredo Antônio Lima de Menezes
Antonio Carlos Melhado	Mauricio Gomes Maciel	Luiz Carlos Angelotti
Antonio de Jesus Mendes	Volnei Wulff	Antonio de Jesus Mendes
Antonio José da Barbara	Wilson Reginaldo Martins	Roberto Sobral Hollander
Arnaldo Nissental
Aurélio Guido Pagani	Compensation Committee	Fiscal Council
Cassiano Ricardo Scarpelli	Lázaro de Mello Brandão - Coordinator	Sitting Members
Clayton Camacho	Antônio Bornia	Domingos Aparecido Maia - Coordinator
Diaulas Morize Vieira Marcondes Junior	Mário da Silveira Teixeira Júnior	Nelson Lopes de Oliveira
Douglas Tevis Francisco	Luiz Carlos Trabuco Cappi	Ricardo Abecassis Espírito Santo Silva
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	Deputy Members
Eurico Ramos Fabri	Milton Matsumoto	João Batistela Biazon
Fernando Roncolato Pinho	Sérgio Nonato Rodrigues	Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

Ombudsman Department
Júlio Alves Marques – Ombudsman

General Accounting Department
Marcos Aparecido Galende
Accountant -CRC 1SP201309/O-6

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Independent Auditors’ Report on the Consolidated Financial Statements

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of June 30, 2012 and the related consolidated statement of income, changes in shareholders' equity and cash flows for the semester then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN) and for internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with approved Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Bradesco’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, mentioned above, present fairly, in all material respects, the consolidated financial position of Bradesco, as of June 30, 2012, the consolidated financial performance of its operations and its cash flows for the semester then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

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Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Independent Auditors’ Report on the Consolidated Financial Statements

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A’s Management, for the semester ended June 30, 2012, submission of which is required by publicly-held companies under Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Osasco, July 20, 2012

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP 212059/O-0

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Summary of the Audit Committee’s Report

Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil, applicable to institutions the Brazilian Central Bank (Bacen) authorizes to operate, the rules of the National Monetary Council, the Bacen, the Brazilian Securities and Exchange Commission (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Supplementary Healthcare Agency (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Audit is in charge of examining the financial statements and issuing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to Bacen and CVM.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br, in the Corporate Governance area.

Activities in the First Half of 2012

The Audit Committee attended 94 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2012 was focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•     process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information;

•      the market, credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Bacen’s rules about the issue; and

•      the improvement of internal controls systems deriving from projects in the IT and Risk Management areas.

Internal Controls Systems

Based on the work program and agenda established for 2012, the Audit Committee was informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

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Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Summary of the Audit Committee’s Report

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

Independent Audit

The planning of the independent audit for 2012 was discussed with KPMG Auditores Independentes (KPMG) and, throughout the first half of 2012, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit considered several works in line with issues covered by the Committee’s agenda in its planning for 2012.

Throughout the first half of 2012, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the evaluation of the results thereof, the Audit Committee found that the premise in question had adequately met the demands of the Committee and the needs and requirements of the Organization and regulatory bodies.

Consolidated Financial Statements

In the first half of 2012, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly and half-yearly financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that Bacen authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and half-yearly balance sheets, the Committee held meetings with KPMG to assess the aspects of independence of auditors and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the half-year ended June 30, 2012.

Cidade de Deus, Osasco, SP, July 20, 2012

CARLOS ALBERTO RODRIGUES GUILHERME

(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

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Fiscal Concil's Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the first half of 2012, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02,
CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, July 20, 2012.

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.